Notice of Annual and Special Meeting of
Shareholders and
Management Information Circular

Our Annual and Special Meeting of the holders of common shares will be held at 3:00 p.m. (Local Time) on May 3rd, 2018 at the Fairmont The Queen Elizabeth.

Shareholders may exercise their rights by attending the meeting or by completing a form of proxy.

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT. VOTE TODAY.

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Osisko’s proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

March 21, 2018

Dear Fellow Shareholder:

Since the creation of Osisko Gold Royalties in 2014, our team has been focused on building our asset base to complement our initial cornerstone 5% net smelter return royalty on Canada’s leading gold operation, the Canadian Malartic Mine. Since then, we have completed two transformational transactions: the acquisition of Virginia Mines Inc. in 2015 and in 2017, the acquisition of 74 royalties, stream and offtake assets from Orion Mine Finance Group. After 45 months, we are proud to have built up our asset base from 7 royalties to 131 royalties, streams and offtakes, increased our annual cash flow (excluding transaction costs) by over 300% and built a rare, Canadian focused business with the highest growth amongst its peers.

During that time, we have also strived to innovate on the traditional royalty business model through the creation of the Osisko Accelerator business, whereby we make early stage royalty and equity investments in a number of publicly traded development companies that are pursuing the discovery and development of new orebodies and which we anticipate will become Canada’s next generation of gold mines. Many of these companies are under the leadership of the members of our team that discovered, built and operated Canadian Malartic until its sale in 2014. With the Accelerator business, we have positioned Osisko Gold Royalties so that it benefits from returns on its equity portfolio, but also through initial royalty investments and ultimately larger streaming interests on these assets.

Since mid-2014 to December 31, 2017, our asset base has increased by 1,229%, and our market capitalization by 206%. As of the end of February 2018, we have also returned $55.1 million in dividends to our shareholders and acquired 663,990 shares in the open market for cancellation, thereby returning a total of $63.3 million to our shareholders. We believe that we are well positioned to acquire further royalties and streams, and that our portfolio will generate great returns as the development and ramp up of mines on which we have royalty and streaming assets reach their full operational stage. We believe this evolution within our asset base will translate into a much higher share price.

We are pleased to invite you to join us at our annual and special shareholders’ meeting, which will be held on May 3, 2018 in Montréal, Québec.

At this meeting, we will provide you an update on our activities and our progress on the execution of our corporate strategy that has been approved by your Board of Directors.

During the meeting, we will ask you to approve the resolutions put forward by your Board of Directors and Management, including:

1.	The election of 10 candidates to our Board of Directors;
2.	The appointment of PricewaterhouseCoopers LLP as the Corporation’s independent auditor for 2018;
3.	The re-approval of our Employee Share Purchase Plan;
4.	The approval of amendments to our Stock Option Plan to reduce the number of shares available under the plan to 5% of the Corporation’s common shares issued and outstanding;
5.	The approval of the amended Restricted Share Unit Plan to allow for the settlement in common shares at the Company’s discretion to reserve 2% of common shares issued and outstanding for the plan;
6.

We will also ask you to confirm our approach to our Executive Compensation Program, which has been established to attract and retain a team to execute our value creation strategy and deliver returns in a highly competitive market.

Our Board of Directors has decided to reduce the size of the Board, which was expanded last year following the successful completion of the Orion Mine Finance Group transaction. Consequently, Messrs. Victor H. Bradley and Jacques Perron have decided not to stand for re-election. We are very grateful for their outstanding contribution to the growth of our Company.

The management information circular provides you with background information on the matters that will be addressed at the meeting.

Your participation is important to us. In the event you cannot attend, we urge you to express your support by voting on the various proposals that we will be putting forward at our annual and special meeting, using your proxy in advance of the meeting.

We will also be pleased to respond to your comments or queries, which can be forwarded at any time to me directly (Chair-Board@osiskogr.com) or to our Investor Relations Group (info@osiskogr.com).

We thank you for your ongoing support and confidence as we continue to build shareholder value at Osisko Gold Royalties Ltd.

Respectfully,

Sean Roosen
Chair of the Board of Directors and
Chief Executive Officer

1100, avenue des Canadiens-de-Montréal, suite 300, Montréal, Québec, Canada H3B 2S2
Telephone (514) 940-0670 - Fax (514) 940-0669
www.osiskogr.com

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OSISKO GOLD ROYALTIES LTD
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”):

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of common shares of the Corporation (the “Common Shares”) will be held at 3:00 p.m. (Local Time) on Thursday, May 3rd, 2018 at the Fairmont The Queen Elizabeth located at 900, René-Lévesque Boulevard West, Montreal, Québec, Canada, H3B 4A5 for the following purposes:

1.	To receive the Corporation’s audited consolidated financial statements for the year ended December 31, 2017 and the independent auditor’s report thereon;

2.	To elect the Corporation’s directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditor for fiscal year 2018 and to authorize the directors to fix their remuneration;

4.

To consider and, if deemed advisable, adopt an ordinary resolution to approve amendments to the Employee Share Purchase Plan and approve all unallocated rights and entitlements under the plan, as more fully described in the accompanying management information circular;

5.

To consider and, if deemed advisable, adopt an ordinary resolution to approve amendments to the Stock Option Plan, reducing the number of Common Shares of the Corporation issuable under the Stock Option Plan to a rolling 5% of the issued and outstanding Common shares of the Corporation, as more fully described in the accompanying management information circular;

6.

To consider and, if deemed advisable, adopt an ordinary resolution to approve the amended Restricted Share Unit Plan and approve all unallocated rights and entitlements under the plan, as more fully described in the accompanying management information circular;

7.

To consider and, if deemed advisable, adopt an advisory resolution accepting Osisko’s approach to executive compensation, the full text of which is reproduced in the accompanying management information circular; and

8.	To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Dated at Montréal, Québec, Canada this 21st day of March, 2018.

By order of the Board of Directors,

André Le Bel
Vice President, Legal Affairs and Corporate Secretary

IMPORTANT

It is desirable that as many shares as possible be represented at the Meeting. A shareholder may attend the Meeting in person or may be represented by proxy. If you do not expect to attend the Meeting or any adjournment thereof in person, and would like your Common Shares represented, please date, sign and return the enclosed form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by the Corporation’s transfer agent, AST Trust Company (Canada), by mail: 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6; by email: proxyvote@astfinancial.com; or by fax to 1-866-781-3111 (North American Toll Free) no later than 3:00 p.m. (Local Time) on Tuesday, May 1st, 2018 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline.

2018 Management Information Circular	5

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) for use at the annual and special meeting of the shareholders of the Corporation (the “Shareholders”) to be held on Thursday, May 3rd, 2018 at 3:00 p.m. (Local Time) (the “Meeting”) and at every adjournment thereof. Except where otherwise indicated, this Circular contains information as of the close of business on March 19, 2018 and all currency amounts are shown in Canadian dollars.

PROXY MATTERS AND VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. The Corporation has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. For these services, Laurel Hill is expected to receive a fee of $35,000, plus reasonable out-of-pocket expenses. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of Common Shares.

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may cross out the names printed on the form of proxy and insert such other person’s name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and delivered either to AST Trust Company (Canada) (“AST”) at 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, or by fax to 1-866-781-3111, no later than 3:00 p.m. (Eastern Daylight Time) on Tuesday, May 1st, 2018 or at any time up to and including the last business day preceding the day of any adjournment of the Meeting at which the proxy is to be used, or to the Chair or Secretary of such Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she attends the Meeting in person and so requests.

Beneficial Shareholders (as defined herein) will have different methods and should carefully follow the instructions provided to them from their intermediary.

Beneficial Shareholders

A beneficial Shareholder is a Shareholder whose shares are registered in the name of a representative, such as an investment dealer or another intermediary (collectively, "Intermediaries"), rather than in the Shareholder’s name ("Beneficial Shareholder"). Applicable securities laws and regulations require that Intermediaries seek the Beneficial Shareholder’s voting instructions prior to the Meeting. Most intermediaries delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge mails a voting instruction form (“VIF”) in lieu of a form of proxy provided by Osisko. If you are a Beneficial Shareholder, you will receive a VIF for the number of Common Shares that you hold. For your Common Shares to be voted, you must follow the instructions on the VIF that is provided to you. You can complete the VIF by: (i) calling the phone number listed thereon; (ii) mailing the completed VIF in the envelope provided; or (iii) using the internet at www.proxyvote.com. Additionally, Osisko may utilize Broadridge’s QuickVote™ service to assist Beneficial Shareholders with voting their Common Shares. Beneficial Shareholders who have not objected to Osisko knowing who they are (non-objecting beneficial owners), may be contacted by Laurel Hill Advisory Group to conveniently vote their Common Shares directly over the telephone.

6	2018 Management Information Circular

If you are a Beneficial Shareholder and are unable to attend the Meeting but wish that your voting rights be exercised on your behalf by a Proxyholder, you must follow the voting instructions provided by your Intermediary. If you are a Beneficial Shareholder and wish to exercise your voting rights in person at the Meeting, you must indicate your own name in the space provided for such purpose on the voting instruction form in order to appoint yourself as Proxyholder and follow the instructions provided by your Intermediary with respect to the execution and transmission of the document. If you have any questions with respect to the foregoing or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1-877-452-7184 if you are in North America, or 416-304-0211 if you are outside North America, or by emailing at assistance@laurelhill.com.

Voting Information

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted FOR all of the following agenda items: (i) the election of each of the proposed nominees as directors of the Corporation for the ensuing year; (ii) the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the fixing of their remuneration by the directors; (iii) the adoption of an ordinary resolution to approve the amendments to the Corporation’s Employee Share Purchase Plan and approve all unallocated rights and entitlements under the plan; (iv) the adoption of an ordinary resolution to approve the Corporation’s Amended Stock Option Plan; (v) the adoption of an ordinary resolution to approve the Corporation’s Amended Restricted Share Unit Plan and approve all unallocated rights and entitlements under the plan; and (vi) the adoption of an advisory resolution accepting Osisko’s approach to executive compensation. These Items are further described and discussed in the Circular.

The enclosed proxy confers discretionary authority upon the persons named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Completed and signed proxies must be deposited at the office of the Corporation’s registrar and transfer agent, AST Trust Company (Canada), 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-888-489-7352. Alternatively, you may fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111, or scan and email to proxyvote@astfinancial.com. Beneficial Shareholders will have different voting methods and are encouraged to carefully follow the instructions provided to them from their intermediary.

Voting Results

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedar.com.

2018 Management Information Circular	7

NOTICE-AND-ACCESS RULES

The Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”, and together with NI 51-102, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allows issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders.

Instead of receiving this Circular, Shareholders will receive a Notice of Meeting with the proxy or voting instruction form, as the case may be, along with instructions on how to access the Meeting materials online. The Corporation will send the Notice of Meeting and proxy form directly to registered Shareholders. The Corporation will pay for intermediaries to deliver the Notice of Meeting, voting instruction form and other Meeting materials requested by non-registered Shareholders. This Circular and other relevant materials are available on the Corporation’s corporate Internet website (http://www.osiskogr.com/en/2018-agm/), on Broadridge internet website (https://materials.proxyvote.com/68827L) or on SEDAR (www.sedar.com).

Beneficial Shareholders may request a paper copy of the Meeting materials, at no cost, from Broadridge Investor Communications Corporation by calling toll-free 1-877-907-7643 and entering the 16-digit control number located on the voting instruction form or via internet at www.proxyvote.com by using the 16-digit control number located in the voting instruction form. To ensure that you receive the materials in advance of the voting deadline and the Meeting, all requests must be received no later than April 24, 2018 to ensure timely receipt. Requests for Meeting materials may be made up to one year from the date the Circular is filed on SEDAR.

If you are a registered Shareholder and wish to receive a copy of this Circular or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1-877-452-7184 if you are in North America, or 416-304-0211 if you are outside North America, or by emailing your request to assistance@laurelhill.com.

The Corporation will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some Shareholders with a Notice Package.

If you request a paper copy of the materials, please take note that no additional proxy form or voting instruction form shall be sent to you. Therefore, please make sure that you retain the form that you received with the Notice of Meeting for voting purposes.

VOTING SECURITIES

As of March 19, 2017, 157,589,010 Common Shares of the Corporation were outstanding. Holders of Common Shares of record at the close of business on March 19, 2018 (the “Record Date”) will be entitled to one vote for each such Common Share held by them.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available as of March 19, 2018, there are two Shareholders owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

Name	Number of Common Shares (#)	Percentage of Outstanding Common Shares (%)
Betelgeuse LLC	30,906,594(1)	19.61
Caisse de dépôt et placement du Québec(2)	19,336,299(1)	12.27

8	2018 Management Information Circular

Notes:

(1)	On the basis of the information available on SEDAR (www.sedar.com) and on SEDI (www.sedi.ca).
(2)

5,010,579 Common Shares are held directly by the Caisse de dépôt et placement du Québec (the “Caisse”), and 14,325,720 Common Shares are held by CDP Investissements Inc., a wholly-owned subsidiary of the Caisse.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2017 and the report of the auditor thereon will be presented at the Meeting. These consolidated financial statements and management’s discussion and analysis were sent to all Shareholders who have requested a copy with this Notice of Annual and Special Meeting of Shareholders and Circular, as applicable. The Corporation’s consolidated financial statements and related management discussion and analysis for the year ended December 31, 2017 are available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) as well as on the Corporation’s website (www.osiskogr.com).

ELECTION OF DIRECTORS

The executive management team (the “Management”) of the Corporation is supervised by the board of directors (the “Board of Directors” or “Board”) as per the Business Corporations Act (Québec). The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. The articles of incorporation of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. Accordingly, a total of ten (10) nominees are being proposed as directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person’s successor is elected or appointed. You can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

The following tables set out information about each director’s summary career profile, their board committee memberships (the “Board Committee Membership” or “Board Committee”), meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), warrants or debentures of the Corporation.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

Messrs. Victor H. Bradley and Jacques Perron have decided not to stand for re-election at the Shareholders’ Meeting. The Board of Directors has decided to reduce the size of the Board to ensure greater effectiveness. As such, Messrs. Bradley and Perron are not part of the nominees that are being proposed as directors for election by the Shareholders at the Meeting for the ensuing year. The members of the Board of Directors would like to express their appreciation to Messrs. Bradley and Perron for their contribution over the years and also wish to extend to them their gratitude for their guidance and services during their mandate as directors of the Corporation.

2018 Management Information Circular	9

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at March 19, 2018. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

The Corporation has adopted a majority voting policy, which is further described in the Circular under the heading “Statement of Corporate Governance Practices - Majority Voting and Director Resignation Policy for Election of Directors”.

10	2018 Management Information Circular

FRANÇOISE BERTRAND Québec, Canada Age: 69

Status: Independent(1)

Director since: November 2014

Annual Meeting Votes:
2017: 99.68% In Favour
2016: 95.41% In Favour
2015: 99.74% In Favour

Areas of Expertise:

• Corporate Governance
• General Management
• Government Relations
• Human Resources
• Sustainability

Board and Committee Meeting Attendance during 2017
		Regular	Ad Hoc	Total
Board		4/4	8/10	12/14
Human Resources Committee		2/2	2/2	4/4
Sustainability Committee		1/1	−	1/1
Total Board and Committee Attendance				89%
Public Board Membership in the past 5 years and Interlocking Directorships
• Quebecor Inc. (2003 – 2014)
Ownership and Total Value of Equity
	2018(2)	2018(2)	2017(3)	2017(3)
	(March 19) (#)	Value ($)	(March 30) (#)	Value ($)
Osisko Common Shares	1,200	14,928	Nil	Nil
Osisko DSUs	36,179	450,067	28,580	423,270
Total Value ($)		464,995		423,270
Ownership Requirement – Target Date to Meet
Target Attainted in 2016

Ms. Françoise Bertrand was appointed, in April 2017, to chair the board of directors of Via Rail Canada and has been chairing the board of directors of Proactive International since November 2017. She has held leadership roles in public and private organizations. Ms. Bertrand was formerly the President and Chief Executive Officer of the Fédération des chambres de commerce du Québec, President of the Canadian Radio-Television and Telecommunication Commission (CRTC), President and Chief Executive Officer of Société de radio-télévision du Québec (Télé-Québec), and Dean of Resource Management at the Université du Québec à Montréal (UQAM). She also serves the Board of Directors of various government and charitable organizations.

Ms. Bertrand holds a Bachelor of Arts – Major in Sociology from Université de Montréal and a Master’s degree in Environmental Studies from York University. She is a graduate from the Directors Education Program sponsored by the Institute of Directors of Canada and the Rotman School of Management – McGill.

Ms. Bertrand’s outstanding career achievements have led her to be appointed as a Chevalier de l’Ordre national du Québec, and an Officer of the Order of Canada.

2018 Management Information Circular	11

JOHN BURZYNSKI Ontario, Canada Age: 54

Status: Non Independent(1)

Director since: April 2014

Annual Meeting Votes:
2017: 98.93% In Favour
2016: 97.58% In Favour
2015: 92.22% In Favour

Areas of Expertise:

•       Corporate Governance
•       Financial
•       General Management
•       Government Relations
•       International Business
•       Mergers/Acquisitions
•       Sustainability
•       Technical/Mining

Board and Committee Meeting Attendance during 2017
			Regular	Ad Hoc	Total
Board			4/4	10/10	14/14
Total Board and Committee Attendance					100%
Public Board Membership in the past 5 years and Interlocking Directorships
• Barkerville Gold Mines Ltd. – Interlock with Sean Roosen(4)
• Osisko Metals Incorporated – No Interlock(4)
• Osisko Mining Inc. – Interlock with Sean Roosen(4)
• Strongbow Exploration Inc. – No Interlock(4)
• Osisko Mining Corporation (2006 – 2014)
• Condor Petroleum Inc. (2011 – 2016)
Ownership and Total Value of Equity
		2018(2)	2018(2)	2017(3)	2017(3)
		(March 19) (#)	Value ($)	(March 30) (#)	Value ($)
Osisko Common Shares		18,805	233,934	94,105	1,393,695
Osisko DSUs		7,265	90,377	Nil	Nil
Osisko RSUs		16,796	208,942	59,232	877,226
Osisko Warrants		5,000	8,000	5,000	11,500
Value ($)			541,253		2,282,421
Ownership Requirement – Target Date to Meet
Target Attainted in 2015
Stock Options
			Exercise		Value of
Grant	Expiry	Options	Price	Total	Unexercised
Date	Date	(#)	($)	Unexercised	Options(5)
09-09-14	09-08-19	190,000	14.90	190,000	−
06-30-15	06-30-20	60,600	15.80	60,600	−
03-21-16	03-21-21	15,933	13.38	15,933	−

Mr. John Burzynski is President and Chief Executive Officer and Director of Osisko Mining Inc. (“Osisko Mining„), an investee company of the Corporation. He was Senior Vice President, New Business Development of the Corporation until August 31, 2016. Mr. Burzynski has over 30 years of international experience in exploration and development of mining projects. He also has experience in developing strategy, financing and marketing of emerging companies. He is one of the three founders of Osisko Mining Corporation (2003) where he held various positions, including Vice President Exploration, Vice President Corporate Development and Director of this company. He is also a founding member of EurAsia Holding AG, a European venture capital fund.

Mr. Burzynski holds a Bachelor of Science (Honours) degree in geology from Mount Allison University, and a Master of Science in exploration and mineral economics from Queen’s University.

12	2018 Management Information Circular

PIERRE D. CHENARD Québec, Canada Age: 57

Status: Independent(1)

Director since: September
2017

Annual Meeting Votes:
2017: N/A
2016: N/A
2015: N/A

Areas of Expertise:

•     Corporate Governance
•      Financial
•      General Management
•      Government Relations
•      Human Resources
•      International Business
•      Mergers/Acquisitions
•      Sustainability
•      Technical/Mining

Board and Committee Meeting Attendance during 2017
		Regular	Ad Hoc	Total
Board		1/1	1/2	2/3
Governance and Nomination Committee		1/1	−	1/1
Total Board and Committee Attendance				75%
Public Board Membership in the past 5 years and Interlocking Directorships
N/A
Ownership and Total Value of Equity
	2018(2)	2018(2)	2017(3)	2017(3)
	(March 19) (#)	Value ($)	(March 30) (#)	Value ($)
Osisko DSUs	12,379	153,995	N/A	N/A
Value ($)		153,995		N/A
Ownership Requirement – Target Date to Meet
Target to be Attained by September 11, 2020

Mr. Pierre D. Chenard has been Vice President, Business Development and General Counsel, Aluminium at Rio Tinto Aluminum since 2011. Mr. Chenard has held progressive roles in both the corporate development and legal areas, including General Counsel, Rio Tinto Global Aluminium and Canada, Vice President and General Counsel at Alcan Inc. and Vice President and Head of Corporate Development at Cambior Inc. Mr. Chenard was appointed to the Board of Directors of Osisko in accordance with an investment agreement entered into with the Caisse de dépôt et placement du Québec. The Caisse currently beneficially owns, directly and indirectly 19,336,299 Common Shares of the Corporation representing 12.27% of Osisko’s issued and outstanding Common Shares.

Mr. Chenard earned Civil and Common Law degrees from McGill University and has been a member of the Quebec Bar since 1984.

2018 Management Information Circular	13

CHRISTOPHER C. CURFMAN Illinois, United States of America Age: 66

Status: Independent(1)

Director since: May 2016

Annual Meeting Votes:
2017: 99.84% In Favour
2016: 99.85% In Favour
2015: N/A

Areas of Expertise:

• Corporate Governance
• Financial
• General Management
• Human Resources
• International Business
• Mergers/Acquisitions
• Sustainability
• Technical/Mining

Board and Committee Meeting Attendance during 2017
		Regular	Ad Hoc	Total
Board		4/4	9/10	13/14
Audit Committee		2/2	−	2/2
Governance and Nomination Committee		1/1	1/1	2/2
Sustainability Committee		1/1	−	1/1
Total Board and Committee Attendance				95%
Public Board Membership in the past 5 years and Interlocking Directorships
N/A
Ownership and Total Value of Equity
	2018(2)	2018(2)	2017(3)	2017(3)
	(March 19) (#)	Value ($)	(March 30) (#)	Value ($)
Osisko Common
Shares	5,500	68,420	Nil	Nil
Osisko DSUs	19,708	245,168	12,299	182,148
Value ($)		313,588		182,148
Ownership Requirement – Target Date to Meet
Target Attained in 2018

Mr. Christopher C. Curfman is a retired senior executive of Caterpillar Inc., one of the world’s largest suppliers to the mining industry. During his 21-year career with Caterpillar, Mr. Curfman has held several progressive positions in Asia, Australia and USA, including Senior Vice President of Caterpillar and President of Caterpillar Global Mining from 2011 to his retirement at the end of 2015. Mr. Curfman also held senior positions with Deere & Company prior to joining Caterpillar. He has extensive international experience and a customer focused legacy at Caterpillar. His global leadership was key to Caterpillar’s success in the mining industry. He also served as a board member at various organizations, including the Canadian Institute of Mining, the National Mining Association, the World Coal Association and several universities.

Mr. Curfman holds a Bachelor of Science degree in Education from Northwestern University, and has completed certificate programs in accounting and finance from the Wharton School of Business, University of Pennsylvania in 1991, a three-year executive program from Louisiana State University in 1997 and the executive program of Stanford Graduate School of Business in 2002. He was also awarded an Honorary Doctorate in Mining Engineering from the University Missouri-Rolla in 2013.

14	2018 Management Information Circular

JOANNE FERSTMAN Ontario, Canada Age: 50

Status: Independent(1)

Lead Director since: April
2014

Annual Meeting Votes:
2017: 97.52% In Favour
2016: 95.50% In Favour
2015: 94.69% In Favour

Areas of Expertise:

• Corporate Governance
• Financial
• General Management
• Human Resources
• Mergers/Acquisitions

Board and Committee Meeting Attendance during 2017
		Regular	Ad Hoc	Total
Board		4/4	10/10	14/14
Audit Committee		4/4	2/2	6/6
Governance and Nomination Committee		2/2	−	2/2
Human Resources Committee		2/2	2/2	4/4
Total Board and Committee Attendance				100%
Public Board Membership in the past 5 years and Interlocking Directorships
• Dream Office REIT – No interlock
• Dream Unlimited Corp.(6) – No interlock
• Cogeco Communications Inc. – No interlock
• Aimia Inc. (2008 – 2017)
• Excellon Resources Inc. (2013 – 2015)
• Osisko Mining Corporation (2013 – 2014)
Ownership and Total Value of Equity
	2018(2)	2018(2)	2017(3)	2017(3)
	(March 19) (#)	Value ($)	(March 30) (#)	Value ($)
Osisko Common
Shares	14,500	180,380	12,500	185,125
Osisko DSUs	54,628	679,572	43,224	640,147
Osisko Warrants	2,500	4,000	2,500	5,750
Osisko Debentures(7)	100	100,000	Nil	Nil
Value ($)	963,952			831,022
Ownership Requirement – Target Date to Meet
Target Attained in 2016

Ms. Joanne Ferstman is a Chartered Professional Accountant and a corporate Director. She has over 20 years of progressive experience in the financial industry, where she was until 2012 officer of Dundee Capital Market Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading, and private client financial advisory. She has held several leadership positions within Dundee Corporation and DundeeWealth Inc., where she was responsible for strategic development, financial and regulatory reporting and risk management.

Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

2018 Management Information Circular	15

ANDRÉ GAUMOND Québec, Canada Age: 56

Status: Non Independent(1)

Director since: February 2015

Annual Meeting Votes:
2017: 99.89% In Favour
2016: 78.89% In Favour
2015: 89.37% In Favour

Areas of Expertise:

•      Corporate Governance
•      Financial
•      General Management
•      Government Relations
•      Human Resources
•      Mergers/Acquisitions
•      Sustainability
•      Technical/Mining

Board and Committee Meeting Attendance during 2017
			Regular	Ad Hoc	Total
Board			4/4	9/10	13/14
Sustainability Committee			1/1	−	1/1
Total Board and Committee Attendance					93%
Public Board Membership in the past 5 years and Interlocking Directorships
• Altius Minerals Corporation – No Interlock
• Harfang Exploration Inc. – No Interlock(4)
• Junex Inc. – No Interlock
• Virginia Mines Inc. (2006 – 2015)
Ownership and Total Value of Equity
		2018(2)	2018(2)	2017(3)	2017(3)
		(March 19) (#)	Value ($)	(March 30) (#)	Value ($)
Osisko Common Shares		700,634	8,715,887	700,613	10,376,079
Osisko DSUs		7,265	90,377	Nil	Nil
Osisko RSUs		26,310	327,296	26,007	385,164
Osisko Debentures(7)		200	200,000	Nil	Nil
Value ($)		9,333,560			10,761,242
Ownership Requirement – Target Date to Meet
Target Attainted in 2015
Stock Options
			Exercise		Value of
Grant	Expiry	Options	Price	Total	Unexercised
Date	Date	(#)	($)	Unexercised	Options(5)
02-17-15	From 01-22 to 07-24	87,345(8)	From 9.79 to $13.93	87,345	129,024
06-30-15	06-30-20	90,900	15.80	60,600	−
03-21-16	03-21-21	57,400	13.38	57,400	−

Mr. André Gaumond was Senior Vice President, Northern Development and Director of the Corporation until he retired from his executive position in November 2016. A geological engineer by training, Mr. Gaumond has been recognized by several organizations for his entrepreneurial and geological achievements. Mr. Gaumond has been the founder and Chief Executive Officer of Virginia Gold Mines Inc. which discovered the Éléonore deposit, and was later sold to Goldcorp Inc. He continued his geological work in the James Bay area through Virginia Mines Inc. (“Virginia”) which had retained a royalty on Éléonore, and concluded business combination with Osisko in February 2015. He has extensive experience in the strategic development, financing and execution of search programs for new mineral deposits.

He has also been recognized for his leadership role in various sustainability initiatives, including the recognition for the creation of Fonds Restor-Action Nunavik. Mr. Gaumond was a nominee to Osisko Board by Virginia as part of the Osisko-Virginia business combination.

Mr. Gaumond holds a Bachelor of Geological Engineering from Université Laval and a Master degree in Geological Engineering from École Polytechnique.

16	2018 Management Information Circular

PIERRE LABBÉ Québec, Canada Age: 52

Status: Independent(1)

Director since: February 2015

Annual Meeting Votes:
2017: 98.08% In Favour
2016: 99.22% In Favour
2015: 95.13% In Favour

Areas of Expertise:

• Corporate Governance
• Financial
• General Management
• International Business
• Mergers/Acquisitions
• Technical/Mining

Board and Committee Meeting Attendance during 2017
			Regular	Ad Hoc	Total
Board			4/4	9/10	13/14
Audit Committee			4/4	2/2	6/6
Governance and Nomination Committee			3/3	1/1	4/4
Total Board and Committee Attendance					96%
Public Board Membership in the past 5 years and Interlocking Directorships
• Agility Health Inc. – No Interlock
• Medicago Inc. (2008 – 2013)
• Plexmar Resources Inc. (2007 – 2012)
• Virginia Mines Inc. (2008 – 2015)
Ownership and Total Value of Equity
		2018(2)	2018(2)	2017(3)	2017(3)
		(March 19) (#)	Value ($)	(March 30) (#)	Value ($)
Osisko Common
Shares		6,145	76,444	6,130	90,785
Osisko DSUs		26,518	329,884	19,031	281,849
Osisko Warrants		1,000	1,600	1,000	2,300
Osisko Debentures(7)		25	25,000	Nil	Nil
Value ($)		432,928			374,934
Ownership Requirement – Target Date to Meet
Target Attainted in 2016
Stock Options
			Exercise		Value of
Grant	Expiry	Options	Price	Total	Unexercised
Date	Date	(#)	($)	Unexercised	Options(5)
02-17-15	to 07-24	From 01-23 14,524(8)	From 10.58 to $13.93	14,524	13,027

Mr. Pierre Labbé is Chief Financial Officer of Immunovaccine Inc. and was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017. He has more than 25 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 – April 2015), and has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007-2012), Sequoia Minerals (2003-2004), and Mazarin Inc. (2000-2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé was a nominee to Osisko Board by Virginia as part of the Osisko-Virginia business combination.

Mr. Labbé holds a Bachelor’s Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors.

2018 Management Information Circular	17

OSKAR LEWNOWSKI New York, United States of America Age: 52

Status: Independent(1)

Director since: July 2017

Annual Meeting Votes:
2017: N/A
2016: N/A
2015: N/A

Areas of Expertise:

• Financial
• Corporate Governance
• General Management
• Government Relations
• Human Resources
• International Business
• Mergers/Acquisitions
• Sustainability
• Technical/Mining

Board and Committee Meeting Attendance during 2017
		Regular	Ad Hoc	Total
Board		2/2	2/3	4/5
Total Board and Committee Attendance				80%
Public Board Membership in the past 5 years and Interlocking Directorships
N/A
Ownership and Total Value of Equity
	2018(2)	2018(2)	2017(3)	2017(3)
	(March 19) (#)	Value ($)	(March 30) (#)	Value ($)
Osisko DSUs	12,379	153,995	N/A	N/A
Value ($)		153,995		N/A
Ownership Requirement – Target Date to Meet
Target to be Attained by July 31, 2020

Mr. Oskar Lewnowski is the founder and Chief Investment Officer of Orion Resource Partners. Prior to Mr. Lewnowski was a founding partner of the Red Kite Group and the Chief Investment Officer of the mine finance business. Before this, Mr. Lewnowski was a Director for Corporate Development at Varomet Ltd, a metals processor and merchant banking firm. While at Varomet, he was responsible for seven acquisitions and divestitures and business operations (offtake agreements, mining and processing). He was also responsible for structuring metal offtake agreements and other physical market transactions. Before this, Mr. Lewnowski was a Vice President for Credit Suisse First Boston in London, where he was responsible for preparing growth companies for public distribution of securities. Until 1993, he held various positions in trading as well as mergers and acquisitions at Deutsche Bank in New York and Frankfurt culminating in his founding membership of the Deutsche Capital Markets Division.

Mr. Lewnowski was appointed to the Board of Directors in accordance with the acquisition of the Orion Mine Finance Group Royalty Portfolio as a nominee as nominee of Betelgeuse LLC, the Corporation’s largest Shareholder currently beneficially owns 30,906,594 Common Shares of the Corporation and representing 19.61% of Osisko’s issued and outstanding Common Shares.

Mr. Lewnowski earned a BS/BA in Business Administration from Georgetown University and an MBA from the Leonard Stern School of Business (New York University).

18	2018 Management Information Circular

CHARLES E. PAGE Ontario, Canada Age: 66

Status: Independent(1)

Director since: December
2016

Annual Meeting Votes
2017: 99.89% In Favour
2016: 76.95% In Favour
2015: 90.28% In Favour

Areas of Expertise:

• Corporate Governance
• Financial
• General Management
• Government Relations
• Human Resources
• International Business
• Mergers/Acquisitions
• Sustainability
• Technical/Mining

Board and Committee Meeting Attendance during 2017
		Regular	Ad Hoc	Total
Board		4/4	10/10	14/14
Human Resources Committee		2/2	2/2	4/4
Governance and Nomination Committee		3/3	1/1	4/4
Total Board and Committee Attendance				100%
Public Board Membership in the past 5 years and Interlocking Directorships
• Unigold Inc. — No interlock
• Wesdome Gold Mines Ltd. — No interlock
• Alexandria Minerals Corporation (2007 – 2014)
• Osisko Mining Corporation (2013 – 2014)
Ownership and Total Value of Equity
	2018(2)	2018(2)	2017(3)	2017(3)
	(March 19) (#)	Value ($)	(March 30) (#)	Value ($)
Osisko Common
Shares	55,215	686,875	55,215	817,734
Osisko DSUs	36,385	452,629	28,785	426,306
Value ($)		1,139,504		1,244,040
Ownership Requirement – Target Date to Meet
Target Attained in 2014

Mr. Charles E. Page is a Professional Geologist and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 to its sale to Osisko Mining Corporation in 2012.

Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan, and is also a Fellow of the Geological Association of Canada.

2018 Management Information Circular	19

SEAN ROOSEN Québec, Canada Age: 54

Status: Non Independent(1)

Director since: April 2014

Annual Meeting Votes:
2017: 96.01% In Favour
2016: 92.67% In Favour
2015: 92.45% In Favour

Areas of Expertise:

•      Corporate Governance
•      Financial
•      General Management
•      Government Relations
•      Human Resources
•      International Business
•      Mergers/Acquisitions
•      Sustainability
•      Technical/Mining

Board and Committee Meeting Attendance during 2017
			Regular	Ad Hoc	Total
Board			4/4	9/10	13/14
Sustainability Committee			1/1	−	1/1
Total Board and Committee Attendance					93%
Public Board Membership in the past 5 years and Interlocking Directorships
• Barkerville Gold Mines Ltd. – Interlock with John Burzynski(4)
• Condor Petroleum Inc. – No Interlock
• Dalradian Resources Inc. – No Interlock(4)
• Falco Resources Ltd. – No Interlock(4)
• Osisko Mining – Interlock with John Burzynski(4)
• Astur Gold Corp. (2010 – 2013)
• Osisko Metals Incorporated (formerly Bowmore Exploration Ltd.) (2009 – 2015)
• NioGold Mining Corporation (2014 – 2016)
• Osisko Mining Corporation (2003 – 2014)
Ownership and Total Value of Equity
		2018(2)	2018(2)	2017(3)	2017(3)
		(March 19) (#)	Value ($)	(March 30) (#)	Value ($)
Osisko Common
Shares		426,187	5,301,766	419,607	6,214,380
Osisko RSUs		112,494	1,399,425	131,455	1,946,849
Value ($)			6,701,191		8,161,228
Ownership Requirement – Target Date to Meet
Target Attainted in 2014
Stock Options
			Exercise		Value of
Grant	Expiry	Options	Price	Total	Unexercised
Date	Date	(#)	($)	Unexercised	Options(5)
09-09-14	09-08-19	253,400	14.90	253,400	−
06-30-15	06-30-20	121,200	15.80	121,200	−
03-21-16	03-21-21	127,600	13.38	127,600	−
06-07-17	06-07-22	82,800	16.66	82,800	−

Mr. Sean Roosen is the Chair of the Board of Directors and Chief Executive Officer of the Corporation. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund.

Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and Director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine. He also led the efforts for the maximization of shareholders’ value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally.

During 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the “Top 20 Most Influential Individuals in Global Mining”.

In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

Mr. Roosen serves on the Board of Directors of Berkerville Gold Mines Ltd., Dalradian Resources Inc., Falco Resources Ltd. and Osisko Mining as a representative of Osisko.

20	2018 Management Information Circular

NOTES:

(1)	“Independent” refers to the standards of independence established in the Regulation 52-110 respecting Audit Committees (“Regulation 52-110”).
(2)

The 2018 Value is equal to, as applicable, the sum of: (i) the product of the multiplication of the closing price of the Common Shares of the Corporation on the Toronto Stock Exchange (“TSX”) on March 19, 2018, being $12.44, by the number of Common Shares, DSUs and RSUs held at such date; (ii) the product of the multiplication of the closing price of the Warrants on the TSX on March 19, 2018, being $1.60, by the number of Warrants also held at such date; and (iii) the face value of debentures held.

(3)

The 2017 Value is equal to, as applicable, the sum of: (i) the product of the multiplication of the closing price of the Common Shares of the Corporation on TSX on March 30, 2017, being $14.81 (as disclosed in the management information circular of the Corporation dated March 31, 2017) by the number of Common Shares, DSUs and RSUs held at such date; and (ii) the product of the multiplication of the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

(4)	Member of the board of directors as a representative of the Corporation, which is a significant investor in this company.
(5)

“Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 19, 2018, being $12.44, and the exercise price of the options, multiplied by the number of unexercised stock options held as at such date.

(6)	Ms. Joanne Ferstman will not stand for re-election for the Dream Office REIT board of directors, which term is expected to terminate on or about May 17, 2018.
(7)	Value of Debentures is not taken into account in the determination of securities ownership requirement.
(8)

The number of unexercised stock options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia and 9081798 Canada Inc., which took effect on February 17, 2015.

2017 BOARD AND COMMITTEE ATTENDANCE RECORD

The table below reflects the record of attendance by directors at meetings of the Board of Directors and its standing Committees, as well as the total number of Board and Committee meetings held during the most recently completed financial year:

	ATTENDANCE – 2017 MEETINGS										TOTAL
Member	Board of Directors		Governance and Nomination Committee		Audit Committee		Human Resources Committee		Sustainability Committee		Committees	Overall
	Number	%	Number	%	Number	%	Number	%	Number	%	Number and %	Number and %
BERTRAND, Françoise	12/14	86	—	—	—	—	4/4	100	1/1	100	5/5 100	17/19
												89
BRADLEY, Victor H.(1)	14/14	100	—	—	6/6	100	4/4	100	—	—	10/10 100	24/24 100
BURZYNSKI, John	14/14	100	—	—	—	—	—	—	—	—	—	14/14 100
CHENARD, Pierre D.(2)	2/3	67	1/1	100	—	—	—	—	—	—	1/1 100	3/4 75
CURFMAN, Christopher C.(3)	13/14	93	2/2	100	2/2	100	—	—	1/1	100	5/5 100	18/19 95
FERSTMAN, Joanne(4)	14/14	100	2/2	100	6/6	100	4/4	100	—	—	12/12 100	26/26 100
GAUMOND, André	13/14	93	—	—	—	—	—	—	1/1	100	1/1 100	14/15 93
LABBÉ, Pierre	13/14	93	4/4	100	6/6	100	—	—	—	—	10/10 100	23/24 96
LEWNOWSKI, Oskar(5)	4/5	80	—	—	—	—	—	—	—	—	—	4/5 80
PAGE, Charles E.	14/14	100	4/4	100	—	—	4/4	100	1/1	100	9/9 100	23/23 100
PERRON, Jacques(6)	14/14	100	2/2	100	4/4	100	—	—	—	—	6/6 100	20/20 100
ROOSEN, Sean	13/14	93	—	—	—	—	—	—	1/1	100	1/1 100	14/15 93
TOTAL (%):	95		100		100		100		100		100	96

NOTES:

(1)	Mr. Victor H. Bradley will not stand for re-election at this Meeting.
(2)

Mr. Pierre D. Chenard was appointed to the Board of Directors on September 11, 2017 pursuant to the terms of an investment agreement entered into with la Caisse in connection with the acquisition of the Orion Mine Finance Group Royalty Portfolio. He was also appointed a member of the Governance and Nomination Committee on November 6, 2017.

(3)

Mr. Christopher Curfman was appointed to the Governance and Nomination Committee and ceased to act as a member of the Audit Committee following the annual and special meeting of shareholders held on May 4, 2017.

2018 Management Information Circular	21

(4)	Ms. Joanne Ferstman ceased to act as a member of the Governance and Nomination Committee following the Corporation’s annual and special meeting of shareholders held on May 4, 2017.
(5)	Mr. Oskar Lewnowski was appointed to the Board of Directors on July 31, 2017 pursuant to the terms of the acquisition agreement with Orion Mine Finance Group.
(6)

Mr. Jacques Perron will not stand for re-election at this Meeting. Mr. Perron was appointed as a member of the Audit Committee following the Corporation’s annual and special meeting of shareholders held on May 4, 2017.

A private session is included in the agenda of every Board and Committee meeting and the non-executive directors or the Committee members have the prerogative to hold such private session or not at their discretion. At the request of the directors or the Committee members, attendance of certain members of Management of the Corporation may be required from time to time.

The table below displays the total number of private sessions held by directors during the most recently completed financial year:

			Human	Governance and
	Board of		Resources	Nomination	Sustainability
	Directors	Audit Committee	Committee	Committee	Committee
Number of Private Sessions held:	6	6	4	1	—

DIRECTOR COMPENSATION

RETAINER, ATTENDANCE FEES AND SHARE-BASED REMUNERATION

At the end of 2016, the Human Resources Committee (the “Committee”) of the Board of Directors of the Corporation mandated Meridian Compensation Partners LLC. (“Meridian”) to assist the Committee in reviewing the directors’ total compensation.

The review performed by Meridian used data sourced from the most recent public proxy filings of the peer group of companied listed on page 34 of this Circular.

Meridian studied the Board and Committee retainer and meeting fees, equity value, the share ownership guidelines and the total compensation based on a “Model Director” profile. For purpose of the study, the “Model Director” was assumed to be the Chair of the Human Resources Committee, and a member of the Audit Committee, who attends the same number of meetings as were held by the Corporation in 2015 (15 board meetings, 5 Committee meetings, and 5 Audit Committee meetings, according to the Corporation’s 2016 management information circular).

Meridian’s findings included the following:

(a)	the Corporation’s total director compensation package is slightly higher than the peer group median, with total director pay (based on the “Model Director” profile) at the 66th percentile;

(b)

the Corporation’s cash retainer is low compared to peers (bottom quartile), while annual equity award value is somewhat ahead of median at the 60th percentile (relatively few peers pay committee member retainers and two thirds of the peer group have adopted a fixed-fee approach (a pay structure without per-meeting attendance fees));

(c)	among the 6 peer companies that do pay meeting fees, the Corporation’s $1,500 per meeting fee is generally competitive (positioned at the 60th percentile);

(d)

the Corporation’s pay mix has a greater weighting towards equity based pay compared to peers, which is viewed as a good governance practice and aligns director compensation with the overall performance of the Corporation;

(e)

the Corporation’s share ownership guideline value (in dollar terms) is somewhat above most peer companies (positioned at the 71st percentile); however, this is generally regarded positively, and should not be an unreasonable burden on directors given the larger proportion of total compensation that is delivered via DSUs;

22	2018 Management Information Circular

Based on the “Model Director” profile, the analysis illustrates that the Corporation’s mix of pay is more heavily weighted to equity-based compensation than the peer average, and delivers above-median compensation compared to peers.

The Committee reviewed the findings of Meridian’s study and concluded that the current compensation structure is reasonable and aligns the interests of directors with those of Shareholders over the long-term, particularly as equity is delivered in the form of DSUs. Accordingly, the Committee recommended to the Board of Directors that no changes be made to directors’ compensation at this time. The Board approved such recommendation.

The Committee recommends how directors will be compensated for their services as directors. The Committee recommends the granting of DSUs in such amounts and upon such terms as may be recommended by the Committee and approved by the directors of the Corporation from time to time.

An annual retainer and attendance fees for Board and Committee service are paid on a quarterly basis to non-executive directors only.

2018 Management Information Circular	23

The Board of Directors makes fixed value DSU grants to non-executive directors. The Board of Directors adopted the DSU plan (the “DSU Plan”), which is further described below under the heading “Deferred Share Unit Plan”, and elected to fix an annual value to such grant at approximately $120,000 for the non-executive Board members and $180,000 for the Lead Director. Furthermore, each new non-executive director is granted an initial one-time grant having a value of $200,000. The Lead Director is granted an initial one-time grant having a value of $300,000. Such initial DSU grants (the “Initial DSU Grants”) are consistent with the practice of welcoming new non-executive Board members by making an initial long-term incentive award. With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

Non-executive directors are not eligible to receive stock options. Messrs. Burzynski and Gaumond have received stock options of the Corporation given their executive roles until 2016. As shown in the biographies of Messrs. Gaumond and Labbé, Replacement Osisko Options are also outstanding, which are scheduled to expire at the latest on July 11, 2024.

During the financial year ended December 31, 2017, as described in the table below, each non-executive director received a retainer of $40,000 (on a per annum basis) and the Lead Director of the Board received an additional retainer of $60,000 (on a per annum basis). The chairs of the Audit Committee, Governance and Nomination Committee, Human Resources Committee and Sustainability Committee received a retainer of $20,000, $10,000, $10,000 and $10,000, respectively, (on a per annum basis) and the other members of the Audit Committee, Governance and Nomination Committee, Human Resources Committee and Sustainability Committee received an annual retainer of $5,000 (on a per annum basis). In addition, directors received an additional $1,500 for each Board and committee meeting they attended.

ANNUAL RETAINERS – Board	RETAINERS AND FEES ($)
Non-executive director of the Board	40,000
Additional retainer allocated to the lead director of the Board	60,000
ANNUAL RETAINERS – Committees/Members and Chairs	($)
Chair of the Audit Committee	20,000
Chair of all other Committees	10,000
Non-executive member of a Committee	5,000
PER MEETING FEES – Attendance/Travel	($)
Board and Committee Meeting Attendance Fees (in person or via conference call)	1,500
Special Committee Meeting Attendance Fees (in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee (payable to non-executive directors who are required to travel for at least four hours to attend a meeting)	1,000
DSUs – Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board	180,000
Annual grant to a non-executive director of the Board	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a new non-executive director	200,000

24	2018 Management Information Circular

DIRECTOR COMPENSATION TABLE

The total value of retainers, attendance fees and share-based awards paid by the Corporation to non-executive directors in respect of meetings of the Board and its standing Committees during the most recently completed financial year is $2,317,363. The following table provides a summary of the compensation received by each non-executive director of the Corporation for the most recently completed financial year:

Name(1)	Fees Earned ($)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation(3) ($)	Total ($)
Françoise Bertrand	80,500	120,000	–	–	–	–	200,500
Victor H. Bradley	89,500	120,000	–	–	–	5,000	214,500
John Burzynski	64,297	120,000	–	–	–	–	184,297
Pierre D. Chenard(4)	17,435	200,000	–	–	–	–	217,435
Christopher C. Curfman	77,000	120,000	–	–	–	2,000	199,000
Joanne Ferstman	168,453	180,000	–	–	–	–	348,453
André Gaumond	66,000	120,000	–	–	–	–	186,000
Pierre Labbé	89,500	120,000	–	–	–	–	209,500
Oskar Lewnowski(5)	22,739	200,000	–	–	–	–	222,739
Charles E. Page	87,703	120,000	–	–	–	–	207,703
Jacques Perron	75,093	47,143	–	–	–	5,000	127,236

NOTES:

(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen’s compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Share-based awards in the form of Initial DSU Grants were made under the DSU Plan as fully described under the heading “Long term Incentive Compensation”. The value price of each DSU at the date of grant, as per the terms of the DSU Plan, was $16.66 for all non-executive directors, with the exception of Messrs. Lewnowski and Chenard who were granted DSUs on September 25, 2017 at a price of $16.22.

(3)	Directors traveling more than 4 hours to attend meetings are entitled to a $1,000 per diem.
(4)	Mr. Pierre D. Chenard was appointed to the Board of Directors of the Corporation on September 11, 2017, therefore, the retainer and attendance fees payments took effect upon his appointment.
(5)	Mr. Oskar Lewnowski was appointed to the Board of Directors of the Corporation on July 31, 2017, therefore, the retainer and attendance fees payments took effect upon his appointment.

2018 Management Information Circular	25

The following table sets forth in detail each component of the total retainer, attendance fees and per diem paid to each non-executive directors during the financial year ended December 31, 2017:

Annual Retainer				Attendance Fees and Per Diem
	Board	Committee	Committee	Board	Committee	Per	Total
	Member	Member	Chair	Meetings	Meetings	Diem	Fees
Name(1)	($)	($)	($)	($)	($)	($)	($)
Françoise
Bertrand	40,000	5,000	10,000	18,000	7,500	–	80,500
Victor H.
Bradley	40,000	5,000	10,000	21,000	13,500	5,000	94,500
John
Burzynski	40,000	3,297	–	21,000	–	–	64,297
Pierre D.
Chenard(2)	12,174	761	–	3,000	1,500	–	17,435
Christopher C.
Curfman(3)	40,000	10,000	–	19,500	7,500	2,000	79,000
Joanne
Ferstman(4)	100,000	7,953	20,000	21,000	19,500	–	168,453
André
Gaumond	40,000	5,000	–	19,500	1,500	–	66,000
Pierre
Labbé	40,000	5,000	10,000	19,500	15,000	–	89,500
Oskar
Lewnowski(5)	16,739	–	–	6,000	–	–	22,739
Charles E.
Page	40,000	11,703	–	21,000	15,000	–	87,703
Jacques
Perron(6)	40,000	6,593	–	21,000	7,500	5,000	80,093
TOTAL:	448,913	60,307	50,000	190,500	88,500	12,000	850,220

NOTES:

(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen’s compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Mr. Pierre D. Chenard was appointed to the Board of Directors of the Corporation on September 11, 2017; therefore, the retainer and attendance fees payments took effect upon his appointment. He was also appointed to the Governance and Nomination Committee effective as of November 6, 2017.

(3)

Mr. Christopher C. Curfman was appointed to the Governance and Nomination Committee and ceased to act as a member of the Audit Committee following the annual and special meeting of shareholders held on May 4, 2017.

(4)	Ms. Joanne Ferstman ceased to act as a member of the Governance and Nomination Committee following the annual and special meeting of shareholders held on May 4, 2017.
(5)	Mr. Oskar Lewnowski was appointed to the Board of Directors of the Corporation on July 31, 2017; therefore, the retainer and attendance fees payments took effect upon his appointment.
(6)	Mr. Jacques Perron was appointed to the Audit Committee and Governance and Nomination Committee following the annual and special meeting of shareholders held on May 4, 2017.

Deferred Share Unit Plan

The Corporation’s DSU Plan, which is in effect since the date of its assent, April 30, 2014, was adopted to enhance the Corporation’s ability to attract and retain talented individuals to serve as members of the Board of Directors or as officers and executives of the Corporation and its subsidiaries and to promote alignment of interests between such individuals and Shareholders of the Corporation.

The Board of Directors may grant DSUs on a discretionary basis. The number of DSUs credited to a director’s account is calculated on the basis of the closing price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant. Additional DSUs will automatically be granted to each participant whenever dividends are paid on the Common Shares of the Corporation.

As at December 31, 2017, the aggregate value of DSUs outstanding and granted to the Corporation’s non-executive directors was $3,868,738.

26	2018 Management Information Circular

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each non-executive director, information regarding option-based and share-based awards outstanding as at December 31, 2017.

	Option-based awards				Share-based awards(2)
							Market or
					Number of	Market or	payout value
	Number of				shares or	payout value	of vested
	securities			Value of	units of	of share-	share-based
	underlying	Option		unexercised	shares that	based awards	awards not
	unexercised	exercise	Option	in-the-money	have not	that have not	paid out or
	options	price	expiration	options(3)	vested	vested(3)	distributed(3)
Name(1)	(#)	($)	date	($)	(#)	($)	($)
Françoise Bertrand	–	–	–	–	7,200	104,544	408,012
Victor H. Bradley	–	–	–	–	7,200	104,544	410,916
John Burzynski(4)	190,000	14.90	2019-09-08	–
	60,600	15.80	2020-06-30	–	23,540	341,801	–
	15,933	13.38	2021-03-21	18,164
Pierre D. Chenard(5)	–	–	–	–	12,300	178,596	–
Christopher C.	–	–	–	–	7,200	104,544	177,144
Curfman
Joanne Ferstman	–	–	–	–	10,800	156,816	617,100
André Gaumond(6)	90,900	15.80	2020-06-30	–
	57,400	13.38	2021-03-21	65,436
	14,617(7)	9.83	2022-01-13	68,554
	14,625(7)	9.79	2022-07-13	69,176	32,825	476,619	–
	14,594(7)	10.73	2023-01-15	55,311
	14,603(7)	10.58	2023-07-29	57,536
	14,453(7)	13.93	2024-01-15	8,527
	14,453(7)	13.62	2024-07-11	13,008
Pierre Labbé	3,648(7)	10.73	2023-01-15	13,826
	3,650(7)	10.58	2023-07-29	14,381	7,200	104,544	272,511
	3,613(7)	13.93	2024-01-15	2,132
	3,613(7)	13.62	2024-07-11	3,252
Oskar Lewnowski(8)	–	–	–	–	12,300	178,596	–
Charles E. Page	–	–	–	–	7,200	104,544	410,916
Jacques Perron	–	–	–	–	2,800(9)	40,656	220,704

NOTES:

(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen’s compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)	All DSUs granted by the Corporation in 2017 vest on the day prior to the next annual meeting of Shareholders following such grant.
(3)	The closing price of the Common Shares of the Corporation on the TSX on December 29, 2017 was $14.52.
(4)	Stock options and RSUs were granted to Mr. Burzynski in 2016 given his position as Senior Vice President, New Business Development until August 2016.
(5)	Mr. Chenard was awarded DSUs as an initial one-time grant having a value of $200,000.
(6)

Stock options with expiry dates June 30, 2020 and March 21, 2021 and RSUs were granted to Mr. Gaumond in 2016 given his position as Senior Vice President, Northern Development until his retirement in November 2016.

(7)

The number of unexercised stock options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia and 9081798 Canada Inc. which took effect on February 17, 2015.

(8)	Mr. Lewnowski was awarded DSUs as an initial one-time grant having a value of $200,000.
(9)	The number of DSUs granted to Mr. Perron has been prorated taking into account that the Initial DSU Grant he received in December 2016 shall cover an initial period of twelve months.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the DSUs, RSUs and stock options awards had been exercised on the vesting date and the aggregate value realized upon vesting of option-based awards and share-based awards.

2018 Management Information Circular	27

Name	Option-Based Awards – Value Vested during the Year ($)	Share-Based Awards – Value Vested during the year(1) ($)	Non-Equity Incentive Plan Compensation – Value earned during the Year(2) ($)
Françoise Bertrand	–	104,244	–
Victor H. Bradley	–	104,244	–
John Burzynski(4)	182,512	999,077(3)	–
Pierre D. Chenard	–	–	–
Christopher C. Curfman	–	174,216	–
Joanne Ferstman	–	157,080	–
André Gaumond(4)	36,337	–	–
Pierre Labbé	–	104,244	–
Oskar Lewnowski	–	–	–
Charles E. Page	–	104,244	–
Jacques Perron	–	217,056	–

NOTES:

(1)	All DSUs granted by the Corporation vest on the day prior to the next annual meeting of Shareholders following such grant.
(2)	The Corporation’s Non-Equity Incentive Plan Compensation does not apply to non-executive directors.
(3)

The amount includes the payment for RSUs granted in 2014 as a Senior Vice President, Corporate Development; pursuant to the RSU Plan, the vesting terms consist of the following terms: half (1/2) is time-based (3 years) and the remaining portion (1/2) is also timed based (3 years) and subject to performance criteria toward achievement of the long-term objectives. All RSUs granted in 2014 vested and were paid out in September 2017.

(4)

Mr. John Burzynski resigned as Senior Vice President, New Business Development of the Corporation in August 2016 and Mr. Gaumond retired as Senior Vice President, Northern Development in November 2016; figures represent the value of stock options granted to them while they were employed by the Corporation.

Options Exercised during the Year

No stock options were exercised by directors during the financial year ended December 31, 2017, other than the Replacement Osisko Options to Virginia option holders displayed below. Under the Corporation’s stock option plan (the “Stock Option Plan”), non-executive directors are not eligible to stock option grant.

Name	Number of Stock Options Exercised (#)	Option Exercise Price ($)	Market Value Upon Exercise ($)	Gain Realized(1) ($)
André Gaumond	14,633 14,609	8.35 9.98	14.90 14.85	95,846 71,146

Note:

(1)	The gain realized is calculated based on the difference between the closing price upon exercise and the exercise price of the Options, multiplied by the number of stock options so exercised.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no proposed director is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

28	2018 Management Information Circular

To the Corporation’s knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION GOVERNANCE

The Board of Directors of Osisko is responsible for establishing and administrating a compensation program for its Chair and Chief Executive Officer, and its Named Executive Officers (collectively “Named Executives”) of the Corporation. The Board of Directors has delegated the oversight of the compensation program and human resources matters to the Human Resources Committee, which is composed entirely of independent directors.

The Committee has the responsibility to ensure that the Corporation attracts and retains senior leadership team that will develop and execute a strategic plan, through which is expected to deliver superior value over the long-term to the Corporation’s Shareholders and other stakeholders. In carrying out its duties, the Committee consults the Chair and Chief Executive Officer, the President, the Chief Financial Officer and the Vice President, Legal Affairs and Corporate Secretary. The Committee may also hire and retain, from time to time, the services of external consultants, at its discretion. The Committee also reviews various senior management development programs, as well as a succession plan for key positions.

As part of its Shareholder outreach program, the Corporation also engages with Shareholders with respect to compensation matters in addition to submitting to its Shareholders annually an advisory resolution on Osisko’s approach to executive compensation. The Committee assesses the compensation structure on an annual basis in order to ensure that it is aligned with Shareholders’ interests.

Composition of the Human Resources Committee

The Committee is currently comprised of the following four directors: Mr. Victor H. Bradley (Chair), Ms. Fran–oise Bertrand, Ms. Joanne Ferstman and Mr. Charles E. Page, all of whom are independent as defined under Regulation 52-110.

Relevant Education and Experience of Members of the Committee

The Board recognizes the importance of appointing independent, knowledgeable and experienced members to the Committee, who have the necessary background in executive compensation and risk management to fulfill the Committee’s duties and responsibilities. All members of the Committee have extensive experience as described in the directors’ biographies outlined previously. Specifically, they bring the following experience and skills set to the Committee:

2018 Management Information Circular	29

Mr. Victor H. Bradley (Chair)
Mr. Bradley has over 50 years of experience in the mineral industry. He has also participated in the creation of a number of mineral exploration and development companies and is very knowledgeable in the skills and attributes necessary to create sustainable value in the industry. As a professional accountant and a member of the Audit Committee, Mr. Bradley also brings risk management insight to the Committee. Mr. Bradley has extensive experience as chair and member in Human Resources/Compensation Committees of public companies. He has chaired the Corporation’s Human Resources Committee since its inception in June 2014.

Ms. Françoise Bertrand
Ms. Bertrand has extensive experience in leadership roles of public, private and not for profit organizations. She brings compensation and talent management insights to the Committee. Ms. Bertrand has previous experience on Human Resources/Compensation Committees of public companies, including chairing the Compensation Committee of a large entrepreneurial public media company. She has been a member of the Corporation’s Human Resources Committee since February 2015.

Ms. Joanne Ferstman
Ms. Ferstman’s experience includes the development, implementation and maintenance of compensation programs in the financial industry as well as negotiation and terms of executive employment. As a professional accountant, Ms. Ferstman also has experience in risk management with respect to compensation management. She is Chair of the Corporation’s Audit Committee and has many years of experience as chair and member of Human Resources/Compensation Committees of other public companies. She meets regularly with external compensation consultants and is up to date on compensation trends and philosophies. She has been a member of the Corporation’s Human Resources Committee since June 2014.

Mr. Charles E. Page
Mr. Page brings to the Committee more than 40 years of experience in the mineral industry with particular insights in the management of emerging exploration companies and creation of value in the sector. As a professional geologist, he also provides technical insights in the risk management to the Committee and is a member of the Human Resources/Compensation Committees of other public companies. Mr. Page has been a member of the Corporation’s Human Resources Committee since June 2014.

Work Performed by the Human Resources Committee

The following summarizes the work highlights performed by the Committee in relation to the 2017 exercise:

Compensation Matters

•	Reviewed and recommended the approval of the 2016 short-term incentive payout;
•

Reviewed and recommended to the Board of Directors the approval of the 2017 objectives under the annual incentive program. In doing so, the Committee monitored the quarterly performance against these objectives and in early 2018, conducted a detailed review of the said program with the Chair and Chief Executive Officer and the President, and recommended annual payout;

•	Monitored long-term compensation programs (stock options and RSUs), including the performance against established objectives which led to the payment in 2017 of the first RSUs granted in 2014;
•	Reviewed the long-term incentive programs and recommended to the Board to approve modifications to such long-term incentive programs;
•	Reviewed and recommended the approval of the 2017 long-term objectives for the RSUs program;
•	Reviewed and recommended the approval of the annual 2017 long-term grants (stock options and RSUs) pursuant to the long-term incentive program;
•	Reviewed the directors’ compensation program and recommended the approval of the 2017 annual grants of DSUs;

30	2018 Management Information Circular

•	Reviewed the 2017 voting results for the advisory resolution on executive compensation (“Say-on- Pay”);
•	Monitored development in talent management, remuneration practices and governance related thereto;
•	Hired a compensation consultant and reviewed the directors’ compensation and the senior executive compensation of the Corporation; and
•	Reviewed and assessed the performance of the Chief Executive Officer.

Governance and Administrative Matters

•	Reviewed the securities ownership guidelines and executive’s ownership of the Corporation’s securities;
•	Reviewed the Charter of the Human Resources Committee; and
•	Reviewed and recommended to the Board to approve the compensation disclosure contained in the Circular.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation was created as part of the corporate transaction between Agnico Eagle Mines Limited, Yamana Gold Inc. and Osisko Mining Corporation (“OMC”) in response to a non-solicited takeover bid (the “Osisko Transaction”). The Osisko Transaction was announced on April 16, 2014. Upon Closing of the Osisko Transaction, certain key senior executives employed by OMC were hired by the Corporation.

In 2014, the Committee focused on ensuring that the senior management team that had successfully created significant value for OMC be hired given their knowledge of the industry, their past execution track record and their demonstrated ability to work as a team in an entrepreneurial culture. This team also brought their extensive knowledge and understanding of the assets of the Corporation. The Committee also recognizes the positive benefits from having the entrepreneurial spirit of Messrs. Sean Roosen, John Burzynski and Bryan A. Coates assisted by Ms. Elif Lévesque and Mr. Joseph de la Plante. The mandate to the management team was to establish a leading intermediate royalty company through the acquisition and creation of new royalties and streams to complete the initial assets of Osisko. The initial key strategic objectives, which are still in force today are:

(i)	Grow asset base through the creation and acquisition of royalties, streams and investments that could lead to future cash flowing royalties and streams;
(ii)	Maintain strong financial capacity to fund asset growth;
(iii)	Attract and retain key talent to execute strategy in an entrepreneurial mode; and
(iv)	Maintain leadership in sustainability within the Québec and Canadian mining industry.

The Corporation has executed several transactions over the past 45 months as it builds its portfolio of royalties and streams, including a transformational transaction completed on July 31, 2017 pursuant to which the Corporation acquired a portfolio of 74 assets from Orion Mine Finance Group (“Orion”) (more details are provided under the heading “Annual Incentive Compensation”). The Corporation has also assigned key individuals of the core management group to assume leadership position in key investee companies, including Osisko Mining, Barkerville Gold Mines Ltd. (“Barkerville”) and Falco Resources Ltd. (“Falco”) to advance exploration and development projects, thereby providing future cash flow generating assets.

In 2016, several changes occurred within the management group, including:

(i)	Resignation of Messrs. John Burzynski (Senior Vice President, New Business Development) and Robert Wares (Chief Geologist) to assume full time leadership in Osisko Mining; and

(ii)	Retirement of Mr. André Gaumond (Senior Vice President, Northern Development), who had joined the Corporation as part of the acquisition of Virginia in 2015.

2018 Management Information Circular	31

While Mr. John Burzynski resigned from the Corporation in 2016 to assume full time leadership in Osisko Mining and Mr. André Gaumond retired from his executive position with the Corporation, they both remain on the Board of Directors of the Corporation, and continue to provide insights and support to the Corporation.

Messrs. Burzynski and Wares are focusing their efforts on the development of the exploration portfolio of Osisko Mining, in particular the Windfall Lake gold project with respect to which the Corporation has a 1.5% net smelter return (“NSR”) royalty. The Corporation is also the largest shareholder of Osisko Mining, with an interest of approximately 15.5% . Messrs. Burzynski and Wares also contributed to the re-launch of Bowmore Exploration Ltd. (now Osisko Metals Incorporated (“Osisko Metals”)) in 2017. The Corporation has a 1% NSR royalty on Osisko Metals’ portfolio of projects within both the Bathurst Mining Camp. and in Québec. The Corporation also has a 7.8% interest in Osisko Metals. Mr. Gaumond also continues to represent the Corporation in various capacities, including Shareholder relations and industry representation.

One of the key responsibilities of the Committee in establishing a compensation for the Named Executives (as defined herein) is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize Shareholder value while ensuring that such compensation rewards the executives for achieving the short-term and long-term objectives approved by the Board.

Compensation Philosophy

Our compensation philosophy and principles are based on the evolution of regulatory and standardized frameworks and the implementation of best practices as closely monitored by the Committee. The Committee, in conjunction with the Board, has reviewed, considered and based its decision-making on executive compensation approaches to ensure proper alignment with the long-term interest of the Corporation’s Shareholders.

In achieving this goal, the Committee aims at ensuring that the compensation offered to Named Executives is well defined, competitive and that incentives motivate them to achieve the Corporation’s strategic objectives in a closely monitored risk environment.

Based on the foregoing, the Committee consistently recognized the integrated and varying roles deriving from the direct responsibility among the Named Executives in managing a fast growing and increasingly complex entrepreneurial company.

The Corporation believes that the Named Executives’ responsibilities are best executed through their actions as a group. The creation of a new company operating in a new field dominated by few large competitors and subject to increasing competition from private equity funds, mining companies, sovereign funds, to name a few, presents significant challenges, including the implementation of an efficient management structure in order to ensure the growth of the Corporation. In addition, the business plan of the Corporation, which includes diversification of its revenues, investment in emerging junior mining companies, creation or acquisition of royalty interests and revenue streams offer additional challenges to the Named Executives who have been and will continue to be called upon to play various roles in several fields of activity.

For these reasons, the Corporation advocates a team approach for the short and long-term incentive compensation of the Named Executives. Performance monitoring of Named Executives over the first 45 months of existence of the Corporation has confirmed the validity of this approach. Based on the recommendation of the Committee, the Board of Directors approves the corporate objectives for Named Executives of the Corporation and has also determined them to be collective goals.

32	2018 Management Information Circular

Independent Compensation Consultants

The Committee, at its discretion, hires independent compensation consultants. With the establishment of Osisko in mid-2014, the Committee had mandated PCI – Perrault Consulting Inc. to provide assistance in the establishment of initial compensation arrangements. In late 2015, in light of the forecasted challenging period in the commodity prices, Management recommended to the Committee to establish a salary freeze as part of cost containment program. The Committee agreed with the recommendation and thus the 2016 base salary level remained the same as in 2015.

The Committee receives detailed compensation analysis from Management on various companies from the mining sector in order to ensure the continued market competitiveness of the compensation of the Named Executives. At the end of 2016, the Committee mandated an independent consulting firm, Meridian to conduct a review and analysis of directors and executives’ compensation.

2017 Compensation Advisory Fees

The following table illustrates in detail the components of the advisory fees incurred by the Corporation for compensation consultants in 2017 and in 2016:

	Fees incurred in 2017	Fees incurred in 2016
	($)	($)
Meridian Compensation Partners LLC
Compensation consulting services	52,539	13,491

Compensation Comparator Group

In order to perform its analysis, Meridian studied the compensation offered by the following companies in order to provide an adequate basis for comparison. The eighteen companies selected to form part of the peer group (“Peer Group”) were selected based on their main industry, asset value, revenues and market capitalisation. All companies were based in North America.

The Peer Group is composed of publicly-traded, North American-based companies conducting business in the mining or mining royalty business. The Corporation’s positioning within the Peer Group is summarized as follows:

o	total assets as of year-end 2016 ranked between market P25 (25th percentile) and the median of the Peer Group;
o	the Corporation’s 2016 revenues are positioned below market P25 (25th percentile) and the median; and
o	the market capitalization of the Corporation ranks close to the median of the Peer Group.

The report prepared by Meridian was presented to the Committee in March and used by it to recommend the Named Executives’ compensation for 2017 in order to establish adequate compensation to ensure a strong leadership role of the Named Executives in the growth of the Corporation and the creation and maximization of value for the Shareholders. In order to achieve these results, the compensation of the Named Executives is established at the top quartile of the Peer Group.

2018 Management Information Circular	33

Company	Sector	Head Office	Assets(1) in ($ M)	Revenue(1) in ($ M)	Market Cap(1) in ($ M)
Agnico Eagle Mines Limited	Gold	Canada	9,407	2,805	14,698
Alacer Gold Corp.	Gold	USA	1,120	205	826
Alamos Gold Inc.	Gold	Canada	3,295	616	2,689
Altius Minerals Corporation	Diversified Metals & Mining	Canada	466	13	493
B2Gold Corp.	Gold	Canada	2,930	847	3,317
Detour Gold Corporation	Gold	Canada	3,132	829	4,460
Franco-Nevada Corporation	Gold	Canada	5,575	765	15,722
Hecla Mining Company	Gold	USA	3,100	789	3,021
IAMGOLD Corporation	Gold	Canada	4,465	1,287	2,346
Kirkland Lake Gold Ltd.(2)	Gold	Canada	1,077	482	1,184
New Gold Inc.	Gold	Canada	5,025	945	2,869
Pretium Resources Inc.	Gold	Canada	1,769	-	2,314
Royal Gold, Inc.	Gold	USA	4,130	553	6,273
Sandstorm Gold Ltd.	Gold	Canada	709	73	947
Semafo Inc.	Gold	Canada	1,179	402	1,722
Stornoway Diamond Corporation	Diamonds	Canada	1,284	-	890
Tahoe Resources Inc.	Gold	USA	3,978	991	4,965
Torex Gold Resources Inc.	Gold	Canada	1,531	275	2,002
25th Percentile			1,205	223	1,318
Median			3,015	585	2,518
75th Percentile			3,807	843	4,174
Osisko Gold Royalties(3)			1,707	62	2,110
Percentile Rank			40%	17%	38%

Notes:

(1)

All peer financial data sourced from S&P Compustat as of December 31st 2016; assets reflect the most recent quarterly disclosure available (September 30, 2016), revenue reflect a full year, using the most recent disclosure available (including 2015 fourth quarter and the first three quarters of 2016) and market cap reflects a 6-month average value as of December 31st 2016;

(2)

Asset and Revenue data for Kirkland Lake Gold Ltd. are adjusted to reflect the pro-forma merger value of Kirkland Lake Gold Ltd. and Newmarket Gold Inc., based on the companies’ most recent disclosures as separate entities (the first round of post-transaction financials had not yet been filed at the time of the study); and

(3)

Osisko’s assets and market capitalization reflect adjusted values to capture the full value of associated companies in which the Corporation has an investment (Osisko Mining, Falco and Barkerville). Unadjusted values would show assets of $1.4 billion and market cap of $1.5 billion (revenues would remain unchanged).

Compensation Policy

As is typical in the mining industry, the Corporation’s executive compensation policy is comprised of a combination of cash and stock option grants and RSU grants to Named Executives. The Committee may also award DSUs to Named Executives on an ad hoc basis but has not done so to date.

Components of the Compensation Program

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The combination of base salaries, annual incentive, option grants and RSU grants (which are full value phantom shares, payable in cash as at the end of the three-year vesting period), reflects the Corporation’s evolving nature and is intended to attract and retain talent in a competitive employment market. Grant of stock options and RSUs to Named Executives are made on an annual basis, generally following the annual meeting of Shareholders. Annual incentive, option grants and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each Named Executive.

For any grant, stock options vest as to one third of the total grant at each of the first three anniversaries of such grant. RSU grants are subject to the following vesting terms: one half (1/2) is time-based and vests on the third anniversary of such grant while the remaining half (1/2), which also vests on the third anniversary of such grant, is subject to the achievement of approved long-term objectives over a three-year period (as more thoroughly described below under the heading “Long-Term Incentive Compensation”). The Committee considers that such performance criteria improves Named Executives’ alignment with Shareholders’ interests and further promotes value creation.

Stock options and RSUs also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry companies and to enhance Named Executives’ alignment with Shareholder value creation. The Stock Option Plan, RSU Plan and the DSU Plan are further described under the heading “Long-Term Incentive Compensation” below.

In 2017, the Committee decided to increase the “value at risk” of the Named Executives through an increase of the performance components of their compensation. At the same time, the Committee decided to modify the balanced allocation approach of the long-term compensation components (initially 50% stock options and 50% RSUs) to decrease the proportion of stock options to 40% and increase the proportion of RSUs to 60%.

Prior to this modification, each of the four components of the compensation of the Named Executives totalled approximately 25% of the total compensation. In 2017, these percentages have been revised as follows:

	Base Salary		Short term incentive		Stock Options		RSUs
	Target	2017	Target	2017	Target	2017	Target	2017
Chief Executive Officer	20%	17%	20%	33%	24%	20%	36%	30%
President and Senior Vice President	22%	19%	22%	34%	22%	19%	34%	28%
Chief Financial Officer and Vice President, Legal Affairs and Corporate Secretary	23%	19%	23%	36%	22%	18%	32%	27%

Management of Compensation Risks

The Committee structures the components of the compensation program in order to generate adequate incentives to increase Shareholders value in the long-term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risk related to compensation structure, the Committee establishes the total compensation of the Named Executives based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives in order to maximize Shareholders value.

The fixed component of the Named Executives’ compensation is essentially composed of the base salary which represents between 20% and 23% of their total compensation. The components forming the remaining 77% to 80% represent the “value at risk” and aim at rewarding short to long-term objectives and are composed of an annual incentive (100% performance based on a yearly basis), grant of RSUs (one half of which is performance based on a 3-year period) and grant of stock options. In connection with the implementation of its strategic growth plan, the Corporation has generally reached its targets for each of the components of the compensation structure for the Named Executives.

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The annual incentive compensation is measured against the achievements of specific corporate objectives established by the Committee at the beginning of each year. The 2017 objectives reflect, among other things, investing capital to grow the Corporation’s assets, advancing projects in which the Corporation has a direct or indirect interest, securing new financing to strengthen its capital resources, outperforming the TSX – Gold Index by 10% and maintaining an industry leadership in sustainability. The key objectives have been set to position the Corporation for growth and to maximize Shareholder value through the collective effort of the Management team. In order to manage compensation risks related to annual incentive compensation, the Committee implemented in 2015 a policy on recovery of incentive compensation (as more fully described under the heading “Policy on Recovery of Incentive Compensation” below).

The long-term compensation comprises RSUs and stock options. The Committee considers that the granting and vesting policies provide sufficient incentives to motivate the Named Executives in the long-term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders. In addition, the increase of the performance component targets of the Named Executives, coupled with the reduction of the stock option component of the long-term incentives resulted in a further alignment of the Named Executives interests with those of the Shareholders.

Stock options vest over a three-year period and have a five-year term. The Committee considers that these characteristics provide sufficient incentives to motivate the Named Executives in the long-term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders. Notwithstanding the foregoing, because of the nature of an option, market volatility may result in financial benefit which may not be strictly related to the performance of the Corporation. In assessing the component and respective proportion of the elements forming part of the long-term compensation components, the Committee decided to establish such respective proportion to 40% in stock options and 60% in RSUs in order to ensure that interests of the Named Executives are aligned with those of the Shareholders.

Within the scope of ensuring best practices, the Committee adopted formal securities ownership guidelines in 2015 in order to further align the long-term interests of the Shareholders, provided that the calculation of the minimum shareholding be based on:

(i)	the higher of the acquisition cost or market value of shares;
(ii)	the higher of the issue price or market value with respect to DSUs and RSUs; and
(iii)	with respect to RSUs, only those which are exclusively subject to time-based vesting shall be used in the determination of the minimum securities ownership.

Additional information on the securities ownership guidelines is provided under the heading “Securities Ownership”.

Also, as part of the risks review presented to the Corporation’s Audit Committee, none was related to compensation among all risks identified. As Ms. Joanne Ferstman and Mr. Victor H. Bradley are both members of the Audit Committee and of the Committee, they bring their knowledge, experience and insight on risk issues to the Committee. Any identified risk related to human resources and compensation of Management are transmitted to the Committee which is responsible to follow-up on the implementation of the recommendations according to established priorities. The Committee then reports the results back to the Board of Directors.

Based on the review performed in the last financial year, no risks associated with the Corporation’s compensation policies and practices that are likely to have a material adverse effect on the Corporation were identified. The Committee considers that the procedures and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would likely have a material adverse effect on the Corporation. The Committee will continue to monitor and review the Corporation’s compensation policies and practices annually to ensure that no component of the Named Executives’ compensation constitutes a risk.

The compensation components are detailed below. The Corporation has not adopted any retirement plan or pension plan for its directors and officers.

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Base Salary

The base salary is the only fixed component of the compensation of the Named Executives. The Corporation’s policy is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers’ experience, competencies and track record of accomplishments and preserving a “team approach” toward remuneration. Salary levels therefore reflect the overall corporate performance of the Corporation, comparative market data and individual performance. The salaries of the Named Executives are reviewed and, as applicable, adjusted yearly by the Committee considering the overall corporate performance of the Named Executives team, the comparator group metrics, and, as applicable, general market conditions.

Initial salaries for the Named Executives were set in July 2014 with effect as of the commencement of operations of the Corporation in June 2014. At the end of 2015, further to a proposal submitted by Management of the Corporation to this effect, the Committee decided that there would be no salary increase for the Named Executives in 2016 and that their annual base salary level would remain at the 2015 level.

As previously noted, in 2017, the Committee mandated Meridian to conduct a review and analysis of directors and executives’ compensation with a view to attracting and retaining senior executives and key officers of the Corporation. Meridian compared the compensation of the Named Executives to that of named executives of the companies forming part of the Peer Group, as applicable, and presented its findings to the Committee and the Committee discussed such report in camera. Further to such analysis, Management submitted to the Committee a 2017 salary review proposal for senior executives and key officers, which salary review shall be effective as of January 1st, 2017 (the “2017 Salary Proposal”). The Chair of the Committee reported to the Board of Directors the discussions held in camera and indicated that the Committee approved the 2017 Salary Proposal and recommended its approval by the Board of Directors. Pursuant to the Committee’s recommendation and as reviewed by the members of the Board of Directors, the Board decided to increase the base salary of the Named Executives in 2017.

Compensation Reimbursements – Associate Companies

As part of its business model and strategy for growth, the Corporation invests in associate companies and, as a result, members of Management, including certain Named Executives, may, from time to time, be appointed to the board of directors or executive positions in such investee companies. The Corporation allocates and charges back a portion of such Named Executive’s base salary to such investee company or, as applicable, takes into account the remuneration paid by such investee company to such Named Executive in reviewing and establishing the total compensation. As such, the annual base salary level shown above is the gross salary that a Named Executive is receiving taking into account the portion of salary assumed directly by the Corporation and the portion assumed by investee companies, as applicable.

The following table lists the investee companies with respect to which certain Named Executives assumed or were assuming a board member role or an executive function in 2017:

Companies	Officers	Directors
Barkerville Gold Mines Ltd.	Luc Lessard	Sean Roosen (Chair)
Osisko Metals Incorporated	N/A	Luc Lessard
Falco Resources Ltd.	Luc Lessard André Le Bel	Sean Roosen (Chair) Bryan A. Coates
Highland Copper Company Inc.	N/A	Luc Lessard
Osisko Mining Inc.	N/A	Sean Roosen (Chair)
TerraX Minerals Inc.	N/A	Elif Lévesque

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The actual salary effectively assumed by the Corporation for each of the Named Executives is therefore adjusted to take into account the cash remuneration received by the Named Executives for their services to such investee companies.

The table below shows the annual base salary level and actual salary assumed by the Corporation, net of remuneration assumed by investee companies, for each of the Named Executives in 2016 and 2017:

Named Executives	Annual Base Salary level as at January 1st, 2017 ($)	Actual Salary assumed by the Corporation in 2017 ($)	Annual Base Salary level as at January 1st, 2016 ($)	Actual Salary assumed by the Corporation in 2016 ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	650,000	491,000	500,000	363,750
Bryan A. Coates, President	500,000	482,460	375,000	375,000
Elif Lévesque, Chief Financial Officer and Vice President, Finance	350,000	345,000	280,500	280,500
Luc Lessard, Senior Vice President, Technical Services	500,000	176,359	375,000	66,346
André Le Bel, Vice President, Legal Affairs and Corporate Secretary	310,000	229,493	275,400	238,725

Annual Incentive Compensation

The Committee believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, at its full discretion, based on recommendation of the Committee. While the target for annual incentive compensation for Named Executives has been contractually established at 100% of their respective base salary, the Board of Directors retains full discretion in assessing such achievement and may approve an award in excess of such target. In addition, the Board may also factor in individual achievement, if warranted. For greater certainty, annual incentive compensation does not represent a guaranteed compensation item for the Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board of Directors.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Committee reviews the realization of the Corporation’s objectives and meet with Management to discuss and consider each element contained in the corporate objectives. The Committee also meets in camera to discuss this matter.

The Corporation’s 2017 short-term key objectives (the “2017 Key Objectives”) were grouped under four general goals including assets growth, maintain and strengthen financial position, enhance Shareholders returns and maintain leadership in sustainability. The following specific objectives were underlying these four goals:

Asset Growth

(i)	Increase royalty and stream assets;
(ii)	Increase asset base to $1.8 billion;
(iii)	Complete feasibility study and environmental impact assessment (“EIA”) on Falco’s Horne 5 project;
(iv)	Initiate feasibility study and EIA on Osisko Mining’s Windfall project (30% completion rate);
(v)	Generate 10% return on investment portfolio;
(vi)	Enhance value of exploration assets;

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(vii)	Generate positive return from mining at Barkerville’s Cariboo project;

Financial Capacity

(viii)	Increase financial capacity by $250 million;
(ix)	Advance financing of Falco’s Horne 5 project;
(x)	Maintain the minimum cash balance at $100 million;

Shareholder Returns

(xi)	Outperform the TSX – Gold Index by 10%;
(xii)	Outperform total Shareholder returns of peer group (royalty companies) by 10%;
(xiii)	Improve trading liquidity;
(xiv)	Increase Net Asset Value (“NAV”) by 10%;
(xv)	Increase market capitalization above $2 billion;

Sustainability

(xvi)	Maintain leadership role in sustainability within the mining industry;
(xvii)	Attract and retain human resources;
(xviii)	Maintain safe and responsible work environment;
(xix)	Maintain sound governance framework;
(xx)	Support investee companies in deploying sustainability program.

The following is a summary of achievements completed by the Corporation toward reaching the 2017 Key Objectives:

ASSET GROWTH (60%)

(i)	Increase royalty and stream assets

(a)

Acquired 74 assets (comprised of 61 royalties, 6 streams and 7 offtakes) from Orion for $1.125 billion. Included in this portfolio are 9 cash flowing assets which will contribute to increase production levels to over 100,000 gold equivalent ounces (“GEO”) in 2020 and to 140,000 GEOs in 2023. The Brucejack and Amulsar projects are scheduled to contribute over the next 12-24 months.

(b)	Acquired a silver stream on Taseko Mines Limited’s long life Gibraltar Mine located in British Columbia which contributed 170,855 ounces of silver in 2017.

(c)	Acquired an additional 0.75% NSR on Barkerville’s Cariboo project located in British Columbia. Barkerville should increase contribution to the Corporation’s GEOs with ramp up of mining operations.

(d)	Acquired a gold stream on Aquila Resources Inc.’s Back Forty project located in Michigan.

(e)	Acquired a 1% NSR on Osisko Metals’ New Brunswick and Québec properties.

(f)	Acquired a 1% NSR on Sibanye-Stillwater’s Altar project.

(g)	Acquired a 1.5% NSR royalty on Strongbow Exploration’s South Crofty project (structured as loan convertible into royalty).

(h)	The Corporation deployed $701.5 million on purchase of assets in 2017 (Orion transaction $621.1 million, Gibraltar: $42.7 million and others: $37.4 million).

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(i)

Osisko Bermuda Limited, a wholly owned subsidiary of the Corporation, has also entered into commitments under the Back Forty gold stream for US$55 million of which US$7.5 million was paid in the fourth quarter of 2017.

(j)

Subsequent to the delay in the issuance of the feasibility study on the Horne 5 project, it was agreed to extend the maturity of the Corporation’s $10 million loan to Falco and also the deadline for submitting a stream proposal. The Corporation expects this will be completed in the first semester of 2018.

(k)

Due to the continuation of the intensive exploration program at Osisko Mining’s Windfall project, the submission of a funding proposal has been postponed until completion of the feasibility study on the project.

(ii)	Increase asset base to $1.8 billion

(a)	The value of total assets has been increased to approximately $2.5 billion as at December 31, 2017, following the Orion transaction and the issuance of $300 million in convertible debentures.

(iii)	Complete Feasibility Study and EIA on Falco’s Horne 5 project

(a)

Falco published its feasibility study on its Horne 5 project on October 15, 2017. The report confirms that the Horne 5 project has an after tax net present value (“NPV”) of $602 million (at a 5% discount rate). The mine life is estimated at more than 15 years, with substantial potential to add to mineral resource base at depth and within the surrounding area. Gold production is estimated at an average of 219,000 ounces per annum at an all-in sustaining cash costs of US$399 per ounce. The initial capital expenditure is estimated at $1 billion and a workforce of 500 people is expected to be employed over the operating life of the mine.

(b)

Falco’s EIA for its Horne 5 project was filed with the Ministry of Sustainable Development, Environment and the Fight against Climate Change (Québec) on December 22, 2017. The EIA will be reviewed by various Québec Government agencies over the first semester of 2018.

(iv)	Initiate Feasibility Study and EIA on Osisko Mining’s Windfall project (30% completion rate);

(a)

Work on the Windfall feasibility study and EIA has been initiated, despite a delay in receiving the updated resource statements. The delay results from (i) the successful drilling program, which has warranted an increase of the overall campaign to 800,000 meters, and (ii) unusual delay in receiving assay results. Significant progress has been made, including the site selection for the mill at Lebel-sur-Quévillon. The feasibility work is estimated at 20-25% advancement.

(v)	Generate 10% return on investment portfolio

(a)

The Corporation continued to generate value for its Shareholders through its investment portfolio consisting of associated and non-associated companies. The portfolio value increased by $217.3 million in 2017, generating a rate of return of 29.3%.

(b)

During the year, the Corporation completed the sale of its Labrador Iron Ore Royalty Corporation shares and monetized its position in Arizona Mining Inc. for a cash gain of $35.7 million. Following the takeover of AuRico Metals Inc., the Corporation liquidated its holdings for a gain of $15.5 million in early January 2018.

(c)

During the year, the Corporation increased its position in Barkerville to 32.7%, and in Dalradian to 8.9%. It also sponsored the revitalization of Bowmore as a base metal explorer and the company was renamed “Osisko Metals Incorporated” reinforcing the “Osisko” branding.

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(vi)	Enhance value of exploration assets

(a)

The Corporation’s technical group completed the initial internal preliminary economic assessment (“PEA”) on the Coulon project. The study concluded that additional resources were required or a significant reduction of the capital expenditures to improve the project. More work needs to be done to increase the rate of return to acceptable level. Further to the PEA, the minority partners in the project have opted to convert their ownership interest in Coulon Mines Inc. into Common Shares of the Corporation resulting in the Corporation becoming 100% owner of Coulon Mines Inc.

(b)	Due to security and political issues in the Guerrero area, Mexico, the Corporation has not actively pursued initiatives to enhance value on exploration assets held in that region.

(vii)	Generate positive return from mining at Barkerville’s Cariboo project;

(a)

Activities at Barkerville’s Cariboo project were focused on the exploration and initial mine development programs. In 2017, some 1,500 ounces of gold were produced (with an additional 400 ounces in circuit).

FINANCIAL CAPACITY (20%)

(viii)	Increase financial capacity by $250 million

(a)

The Corporation completed a $275 million private placement (18.9 million shares at a price of $14.56) with Caisse ($200 million) and Fonds de Solidarité FTQ (“Fonds FTQ”) ($75 million) concurrent to the Orion transaction. This private placement was one of the largest equity raise in the global gold sector in 2017. The placement also established the Caisse (12.1%) and the Fonds FTQ (5.5%) as key Shareholders of the Corporation.

(b)

In November 2017, the Corporation raised $300 million through the issuance of 5-year convertible debentures bearing interest at 4% and having a conversion price of $22.89 (40% premium to market). The Lead order was subscribed by PSP Investments ($100 million) thereby establishing a new financial partnership. Investissement Québec also participated in the issue ($16 million), confirming their partnership with the Corporation. The issuance of debentures was placed mostly with fundamental investors and was significantly oversubscribed. The issuance was upsized from the original $260 million. The issue was well received and as at year-end, 2017, the debentures traded at 104% of their face value.

(c)

The Corporation amended its revolving credit facility by increasing the base amount from $150 million to $350 million, with an additional uncommitted accordion of $100 million. The increased facility provides greater flexibility for future investments. The facility was underwritten by the existing lenders, National Bank of Canada (“National”) and Bank of Montreal together with the Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, the Toronto-Dominion Bank and Export Development Canada (“EDC”). The additional lenders provide greater depth, and the new relationship with EDC provides soft political coverage as we expand our activities internationally. National continues to act as administrative agent and as lender.

(d)

During the year, the Corporation and its investee companies (Barkerville, Falco, Osisko Metals and Osisko Mining) raised approximately $930 million from issuance on public financial markets, thereby confirming its ability to access capital in challenging markets.

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(ix)	Advance financing of Falco’s Horne 5 Project

(a)

The Corporation has worked with Falco to develop a financing plan to raise the financing required for the development of the Horne 5 project. Mr. Bryan A. Coates has joined the board of directors of Falco and has been appointed as Chair of Falco’s Finance Committee. The Corporation is working with an Inter-Ministerial Committee of the Québec Government, who was formed in 2016 to advance the Horne 5 project with the Québec Government framework. This work led to an initial investment of $10 million in early 2017. Following the issuance of its feasibility study, Falco initiated a financing program to solicit interest from potential funding parties.

(x)	Maintain minimum cash balance at $100 million

(a)

The Corporation’s year-end cash balance amounted to $333.7 million which, together with the increased credit facility, provided the Corporation with enhanced financial flexibility to seek investments and deploy capital.

SHAREHOLDER RETURNS (10%)

(xi)	Outperform the TSX – Gold Index by 10%

(a)	The Corporation’s stock price outperformed the TSX Gold Index, closing the year at $14.52 on December 29, 2017, representing a 10.9% increase compared to a 2.6% decrease for the Index.

(xii)	Outperform total Shareholder returns on royalty peer group by 10%

(a)

The Corporation’s market capitalization appreciated by 75% during 2017 while its share price increased by 11% compared to the average market capitalization increase of 35% of its royalty companies peer group and their 20% average share price increase.

Peer Group Royalty Companies	Share Price increase in 2017 (%)	Market Capitalization increase in 2017 (%)
Franco-Nevada Corporation	25	40
Royal Gold, Inc.	30	30
Sandstorm Gold Ltd.	19	55
Wheaton Precious Metals Corp.	7	15
Average	20	35
Osisko Gold Royalties Ltd	11	75

(xiii)	Improve trading liquidity

(a)

During 2017, the total value of Common Shares of the Corporation trades on the TSX and the NYSE increased by 62.5% to total $5.3 billion. The volume traded on the NYSE increased by 300% during the same period. The Corporation’s dividend reinvestment plan was amended to allow US Shareholders to enroll and participate in such plan.

(xiv)	Increase NAV per Common Share by 10%

(a)	At year end, the Corporation’s NAV per Common Share as per internal calculation decreased by 5.6% in comparison to the 2016 corresponding period.

(xv)	Increase market capitalization above $2 billion

The market capitalization of the Corporation was increased to $2.3 billion at the end of 2017.

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SUSTAINABILITY (10%)

(xvi)	Maintain leadership role in sustainability within the mining industry

(a)	Members of Management of the Corporation participated as speakers in a number of lectures and seminars to enhance the image of the mining industry.

(b)	The Corporation provided financial support to various community initiatives in health and education.

(c)	The Corporation participated in various initiatives to promote the mining industry, to attract new talent and to encourage gender diversity in the industry.

(d)

As a result of the leadership role assumed by Management of the Corporation, the following recognition awards were received: the Corporation was recognized for Top Transaction (Orion portfolio acquisition) in North America and Globally by Mines & Money. Mr. Sean Roosen was recognized as Top CEO for North America and he was also recognized as “One of the Top 20 Influencers” in the Global Mining Industry by the highly respected industry publication, the Mining Journal.

(xvii)	Attract and retain skilled human resources

(a)	The Corporation maintained high level of employee engagement throughout the year which resulted in a high employee participation (89%) in the Corporation’s employee share purchase plan.

(b)	The Corporation recruited additional experienced human resources within legal, finance and technical expertise.

(c)

The Corporation’s technical and administrative teams also provide services to investee companies resulting in the Corporation’s enhanced ability to attract and retain top talent; reduced the administrative and technical service costs to the Corporation and leverage of talent, skills and expertise.

(d)

The Corporation continued to provide training and development support to key employees to ensure successful succession and growth plans. Two members of Management successfully completed the Directors Education Program at the McGill Executive Institute. This program was jointly developed by the Institute of Corporate Directors and the University of Toronto’s Rotman School of Management.

(xviii)	Maintain safe and responsible work environment

(a)

In 2017, the Corporation’s personnel experienced no major accidents and no long-term health absences. Management continued to focus on safety and responsible community relations throughout its operations and those of its investee companies.

(xix)	Maintain sound governance framework

(a)

Through its ongoing Shareholders outreach program on governance, the Chair of the Governance and Nomination Committee and Management met with and solicited input from key institutional Québec and Canadian Shareholders to provide feedback on governance issues and ensure greater alignment.

(b)	As a result of the Orion transaction, two major Shareholders (Orion and the Caisse) now have representatives on the Board of Directors.

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(c)	The Corporation’s Advisory Vote on Compensation (“Say on Pay”) was supported by more than 94% of vote cast at the 2017 annual meeting of Shareholders (98% in 2016 and 98% in 2015).

(d)	All proposed nominees to the Board of Directors were either elected or re-elected.

(e)	The Corporation ranked 125 out of 243 in the Globe and Mail Report on Business Governance Rankings.

(xx)	Support investee companies in deploying sustainability program

(a)	Jointly sponsored sustainability events.

Assessment of 2017 key objectives by the Committee

The 2017 Corporate Objectives were approved by the Board of Directors, upon recommendation of the Committee at the beginning of the most recently completed financial year. The Committee monitored on a quarterly basis the progress made by Management toward achieving said objectives. As part of its duties and responsibilities and in conjunction with the year-end assessment, the Committee reviewed the realization of the Corporation’s objectives and thereafter met with Management and in camera to discuss and consider each element contained in the 2017 Corporate Objectives. In particular, Management made a special presentation on the Orion transaction, the highlights of which are presented below.

Orion Transaction

On June 5, 2017, the Corporation announced that it had entered into a transaction with Orion to acquire a portfolio of 74 assets comprising of royalties, streams and offtake agreements for a total consideration of $1.125 billion (the “Orion Transaction”). The Orion Transaction was transformational for the Corporation as it:

1)	doubled its near term cash flow and tripled the number of cash flowing assets from 5 to 16. This transaction was accretive to cash flow immediately;

2)

provided for the Corporation’s production to prospectively reach over 100,000 GEOs by 2020 and then increase to more than 140,000 GEOs in 2023. This increase represents the best growth profile in the royalty sector;

3)	added three cornerstone assets: the Renard stream, the Brucejack stream and offtake agreement and the stream on the Mantos Blancos mine to complement the Canadian Malartic and éléonore royalties;

4)	it maintained precious metals focus of the Corporation (90% of its NPV);

5)	allowed the Corporation to continue to maintain a low geopolitical risk profile with 90% cash flow coming from the Americas (80% North America);

6)	expanded and diversified the Corporation’s portfolio of assets in all categories;

7)	it transformed the Corporation’s capital market profile, unlocking access to several generalist funds; and

8)	it allowed the Corporation to acquire an international structure.

To build a portfolio similar to the one acquired from Orion through a sustained program of individual asset acquisitions would, in the view of Management, normally take between 4-10 years. The Orion Transaction resulted in a 61% increase in total assets to $2.3 billion as at September 30, 2017.

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Strategy

The acquisition of the Orion portfolio required the commitment of the entire team and the Corporation’s advisors. The key areas included:

(i)	Coordination and conduct of detailed technical legal and tax due diligence of assets located in thirteen countries.

(ii)	Hiring and coordination of advisors to assist Management for this transaction (financial, legal, tax).

(iii)

The cash portion of the financing required to achieve this transaction was assured through the participation of two Québec based financial partners (Caisse and Fonds FTQ) thereby capitalizing on a long-term relationship with these institutions, and the drawdown of the Corporation’s credit facility, which was coordinated by Management. It was decided to bring in financial partners early in the process to allow them to participate in the due diligence. Advisors assisted in the liaison and strategy with Québec institutions.

(iv)	Final negotiations with Orion were led by the Chair and Chief Executive Officer of the Corporation.

(v)	There were significant efforts deployed to finalize the necessary agreements to announce the transaction. This necessitated a strong involvement and commitment of the Management team.

(vi)

Following the announcement of the Orion Transaction, an intensive marketing plan was deployed to ensure Shareholders’ support and attract new investors. These efforts were led by the Investor Relations department and featured Chair and Chief Executive Officer as spokesperson. Other members of Management also participated in the marketing efforts, including the President of the Corporation and the Vice President Corporate Development. The program included: conference call announcing the transaction, close to 70 meetings in 9 cities (with portfolio managers, analysts, etc.), presentations to over one hundred capital markets professionals, interviews with news professionals including BNN, Bloomberg TV and print, RDI, Les Affaires and Canadian Press.

Following the announcement of the transaction, the Corporation’s share price increased from $14.40 on June 2, 2017 (pre-transaction) to $16.85 as of June 30, 2017. Volumes were substantially higher than previously with 43.9 million shares traded on the TSX and NYSE during that period.

The transaction necessitated the approval of the Corporation’s Shareholders. Accordingly, a special meeting of Shareholders was held on July 31, 2017 where Shareholders overwhelmingly approved the transaction with 99.62% supporting the vote. Close to 77% of the Corporation’s Shareholders were present or represented at the special meeting. Management closed the transaction the same day.

Following the completion of the transaction, Management focused its efforts on integrating the assets which included:

(a)	Restructuring various corporate entities (from nine to two);
(b)	Establishing a financial reporting system;
(c)	Recruiting a Managing Director for Osisko Bermuda Limited and a Board of Directors to oversee the activities of that entity;
(d)	Establishing contacts with various counterparties;
(e)	Visiting certain assets (Amulsar, SASA, Back Forty).

The Corporation negotiated a Shareholders’ Agreement with Orion that includes supporting Management in the execution of the Corporation’s strategic plan and provides for an orderly divesture program.

The Orion Transaction was a transformational event in the short history of the Corporation and is expected to significantly contribute to the Corporation’s cash flow in the future. The Orion Transaction was successfully completed due to the following:

2018 Management Information Circular	45

1)	the passion and dedication of the entire team to build the Corporation as a strong royalty company;

2)	the disciplined approach in conducting financial, legal and technical due diligence;

3)	the strong oversight role over the work of the advisors and ensuring the integration of all efforts;

4)	the coordination with the Corporation’s financial partners and lenders;

5)	maintaining open dialogue with the members of the Board of Directors and ensuring their understanding of the opportunity, the assets and the strategic benefit of the Orion Transaction;

6)	Communicating to Shareholders the strategic benefits of the Orion Transaction and the long-term impact on value creation; and

7)	a committed effort to the successful integration of the assets to the Corporation’s existing portfolio.

The transaction also resulted in the Corporation adding or in exercising participation from significant Shareholders (Orion, Caisse and Fonds FTQ).

It is also important to note that the Orion Transaction consumed significant time commitment from the entire team during seven months. During that period, the team continued to execute its functions effectively on its normal day to day affairs.

The Orion Transaction was recognized as “Deal of the Year” for North America and globally by the Mines and Money Group.

Annual Incentive Award

Management recommended to the Committee that the achievement resulting from the Orion Transaction be granted special treatment. In order to ensure the alignment of the interests of Management deriving from the Orion Transaction with those of the Corporation’s Shareholders, Management proposed that a minimum of 50% of the short term incentive attributed to Management in connection with the Orion Transaction be paid in RSUs instead of in cash. Such RSUs shall be granted at the closing price for the year 2017 and vest fully on December 31, 2019. This two year vesting period shall ensure that the majority of the anticipated long-term benefits deriving from the Orion Transaction benefit to Management and the Corporation’s Shareholders over the same period.

Further to Management’s presentation, the members of the Committee reviewed and discussed with senior members of Management and then deliberated in camera.

Further to its deliberation, the Committee provided its recommendation to the Board which also deliberated with the presence of senior members of Management and determined and approved the following assessment of the 2017 Corporate Objectives set forth below:

46	2018 Management Information Circular

2017 CORPORATE OBJECTIVES		Allocation %	Achievement %
Asset Growth
(i)	Increase royalty and stream assets
(ii)	Increase asset base to $1.8 billion
(iii)	Complete feasibility study and EIA on Falco’s Horne 5 project	60.0	98.0
(iv)	Initiate feasibility study and EIA on Osisko Mining’s Windfall project (30% completion rate)
(v)	Generate 10% return on investment portfolio
(vi)	Enhance value of exploration assets
(vii)	Generate positive return from mining at Barkerville’s Cariboo project
Financial Capacity
(viii)	Increase financial capacity by $250 million	20.0	51.0
(ix)	Advance financing on Falco’s Horne 5 project
(x)	Maintain minimum cash balance at $100 million
Shareholder Return
(xi)	Outperform TSX Gold Index by 10%
(xii)	Outperform total Shareholder returns on peer group (royalty companies) by 10%	10.0	18.0
(xiii)	Improve trading liquidity
(xiv)	Increase NAV by 10%
(xv)	Increase market capitalization above $2 billion
Sustainability
(xvi)	Maintain an industry leadership in sustainability within the mining industry
(xvii)	Attract and retain skilled human resources	10.0	11.0
(xviii)	Maintain safe and responsible work environment
(xix)	Maintain sound governance framework
(xx)	Support investee companies in deploying sustainability program
TOTAL		100.0	178.0

The Committee then reviewed the Annual Incentive Award recommendation prepared by the Chief Executive Officer for all Named Executives (except for himself), and decided to round it to 180% to highlight the work accomplished by the Management team in 2017.

The Committee also assessed the Chief Executive Officer’s performance for 2017 and, further to such review the Committee provided a recommendation to the Board which took into consideration the “team approach” philosophy of the Corporation. Notwithstanding the foregoing, in light of exceptional achievements by certain members of Management, including the Chief Executive Officer, the Committee recommended to the Board to approve the following factors for individual performance of the Named Executives, with such factor constituting the multiple applicable to the Annual Incentive Award determined by the Committee for the Named Executives:

Named Executives	Individual performance factor
Sean Roosen, Chair of the Board and Chief Executive Officer	1.11
Bryan A. Coates, President	1.00
Elif Lévesque, Chief Financial Officer and Vice President, Finance	1.06
Luc Lessard, Senior Vice President, Technical Services	1.00
André Le Bel, Vice President, Legal Affairs and Corporate Secretary	1.00

The Board reviewed and discussed the recommendation of the Committee for the Named Executives, including for the Chief Executive Officer and approved the following payment of the Annual Incentive Award to the Named Executives and the Chief Executive Officer for the financial year ended December 31, 2017, which payment takes into account the individual performance factor recommended by the Committee:

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Named Executives	Value of the 2017 Annual Incentive Award ($)	Value of the 2016 Annual Incentive Award ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	1,300,000	525,000
Bryan A. Coates, President	900,000	394,000
Elif Lévesque, Chief Financial Officer and Vice President, Finance	665,000	295,000
Luc Lessard, Senior Vice President, Technical Services(1)	756,937	245,688
André Le Bel, Vice President, Legal Affairs and Corporate Secretary(1)	521,557	255,997

NOTE:

(1)	Net of annual incentive award assumed by associate companies.

Further to Management’s proposal and as per the recommendation of the Committee, the Board resolved that, in order to ensure the alignment of the interests of Management deriving from the Orion Transaction with those of the Corporation’s Shareholders, a minimum of 50% of the short-term incentive attributed to Management in connection with the Orion Transaction be paid in RSUs instead of in cash. Such special grant of RSUs has been based on the closing price of December 29, 2017 (being the last trading day on the TSX) and shall vest fully on December 31, 2019 (the “Special RSU Grant”). Accordingly, the Named Executives were granted the following number of RSUs at a price of $14.52 per RSU:

Named Executives	Number of RSUs granted (#)	Value of RSU Grant ($)(1)
Sean Roosen, Chair of the Board and Chief Executive Officer	13,430	195,000
Bryan A. Coates, President	10,331	150,000
Elif Lévesque, Chief Financial Officer and Vice President, Finance	7,231	105,000
Luc Lessard, Senior Vice President, Technical Services	10,331	150,000
André Le Bel, Vice President, Legal Affairs and Corporate Secretary	6,405	93,000

NOTE:

(1)	For each Named Executive, the value of the RSU grant is included in the “Value of the 2017 Annual Incentive Award” shown in the preceding table.

Long-term Incentive Compensation

The Corporation’s long-term compensation program ensures the alignment of the Named Executives with Shareholders and other stakeholders in the value creation process. The long-term compensation provides an effective retention measure for key senior executives. The establishment of a balance between short and long-term compensation is essential for the Corporation’s sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a very competitive employment market. To achieve this balance while limiting Shareholder dilution and to complement the existing Stock Option Plan, the Corporation adopted a RSU Plan and a DSU Plan.

Until December 31, 2016, the total compensation included approximately 50% long-term compensation components in the form of stock options and RSU grants of equal value. Shareholders re-confirmed at the last annual meeting the Stock Option Plan which was approved initially in 2014. Since 2017, the percentage of the long-term component of the Named Executives’ compensation over their total compensation has been increased as follows:

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Named Executives	Percentage of the long-term component of Named Executives’ compensation over their total compensation (%)
Chief Executive Officer	60
President and Senior Vice President	56
Chief Financial Officer and Vice President, Legal Affairs and Corporate Secretary	54

The Stock Option Plan, the RSU Plan and the DSU Plan are hereinafter collectively referred to as “Osisko’s Long-Term Incentive Plans”.

The Committee manages Osisko’s Long-Term Incentive Plans with full authority. The Committee considers ad hoc and annual grants of stock options, RSUs and DSUs based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, for participants other than himself. The Committee, in turn, considers such recommendations and, as appropriate, makes recommendations to the Board of Directors, including any awards to the Chair of the Board and Chief Executive Officer. In reviewing Management’s recommendation relating to grants under the Long-Term Incentive Plans, the Committee and the Board of Directors may take into account past grants and factor in any such grants made by investee companies to any of the Corporation’s Named Executives.

Stock Options

The Shareholders of the Corporation have re-confirmed at the last annual meeting the Stock Option Plan which was approved initially in 2014, allowing for the grant of stock options to officers and employees of the Corporation, designated by the Board of Directors, at its entire discretion, to align their interest to those of Shareholders.

Stock options are granted by the Board of Directors based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, except in respect of grants to himself. The total number of stock options issued over the past years to an employee may be taken into consideration but does not have a material impact on the number of stock options to be granted to said employee, except for same year grants, if any. The Black-Scholes value of stock options granted by investee companies to any Named Executive for their executive role reduces the stock options to be granted to any such Named Executive by the Corporation.

Stock options may be granted at an exercise price determined by the Board but shall not be less than the closing market price of the Common Shares of the Corporation on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option. The number of Common Shares issued to insiders of the Corporation within one year and issuable to the insiders of the Corporation at any time under the Stock Option Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding Common Shares (the Corporation proposes to reduce this number to 5% as further described below). The duration and the vesting period are determined by the Board. However, the expiry date may not exceed 7 years after the date of grant. To date, all grants are set to expire five years after the date of grant.

The table below provides additional information on the Stock Option Plan for each of the last four financial years ended on December 31.

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(a)	Burn Rate: means the total number of stock options granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

Year	Stock Options granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate (%)
2017	763,400	127,939,000	0.6
2016	1,084,700	104,671,000	1.0
2015	987,000	87,856,000	1.1
2014	901,400	45,964,000	2.0

(b)	Dilution: means the number of stock options granted but not exercised divided by the weighted average number of Common Shares for the applicable fiscal year.

Year	Stock Options Outstanding (#)	Weighted average Number of Common Shares issued and outstanding (#)	Dilution Ratio (%)
2017	3,319,129	127,939,000	2.8
2016	2,654,665	104,671,000	2.9
2015	1,878,400	87,856,000	3.2
2014	901,400	45,964,000	2.0

(c)

Overhang: means the number of stock options available to be granted, plus the number of stock options granted but not exercised divided by the weighted average number of Common Shares for the applicable fiscal year.

Year	Stock Options Available for Issue (#)	Stock Options Outstanding (#)	Total Available and Outstanding (#)	Weighted average Number of Common Shares issued and outstanding (#)	Overhang Ratio (%)
2017	416,907	3,319,129	3,736,036	127,939,000	2.9
2016	1,081,371	2,654,665	3,736,036	104,671,000	3.6
2015	1,857,636	1,878,400	3,736,036	87,856,000	4.3
2014	2,834,636	901,400	3,736,036	45,964,000	8.1

The terms and conditions of the Stock Option Plan, as well as the proposed modifications, are more specifically addressed under the heading “Security-Based Compensation Arrangements” below.

Restricted Share Units (RSUs)

The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries designated at the Committee’s discretion, to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and those of Shareholders.

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The vesting of half of each RSU grant are subject to performance criteria. All RSU grants (except the Special RSU Grant) are subject to the following vesting terms: one half (1/2) is time-based and will vest on the third anniversary of such grant; the remaining portion (1/2) will also vest on the third anniversary of such grant but is subject to performance criteria approved by the Committee and the Board of Directors. For greater certainty, settlement of performance based RSUs granted as part of the annual long-term incentive compensation does not represent a guaranteed compensation item for the Named Executives as the determination of the performance relating to such RSU grant remains the sole prerogative of the Board of Directors. The terms and conditions of the Special RSU Grant are more specifically addressed under the heading “Annual Incentive Award” above.

The Committee considers that such performance criteria improves the alignment of Named Executives’ interests with those of Shareholders of the Corporation and promotes sustainable growth and value creation.

Unless otherwise indicated by the Committee upon grant, the RSUs granted to a participant shall vest on the third anniversary of the grant date, subject to any vesting conditions, including performance vesting conditions, as determined by the Committee and described in the letter of grant. Whenever dividends are paid on Common Shares, additional RSUs are automatically granted to each participant who holds RSUs on the record date for such dividend. Following the vesting date, RSUs are settled in cash, for an amount equivalent to the product of the number of vested RSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date, less applicable withholdings.

The Committee monitors the achievement of these performance criteria on a regular basis.

The Committee may, at its entire discretion, accelerate the terms of vesting of any outstanding RSU in circumstances it deems appropriate. In the event of a change of control as defined in the RSU Plan, all RSUs outstanding on the change of control date become immediately vested, irrespective of performance conditions, if any.

In the event a participant resigns or is terminated by the Corporation for cause, all outstanding RSUs are cancelled. As for those participants who cease to be an employee as a result of death, termination without cause, retirement or long-term disability, the vesting of:

•

the time-based component portion of each RSU grant will be prorated based on the sum of the number of days during which certain benefits of employment are contractually maintained and those actually worked from the date of grant of such RSUs up until the date of termination without cause, over the number of days of the original vesting schedule in relation to such grant; and

•

all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination without cause, over the original vesting schedule in relation to such grant; the number of vested performance based RSUs resulting from such prorated calculation is multiplied by the performance percentage to be determined by the Board of Directors.

In connection with the 2017 grant of RSUs, the following 3-year performance long-term objectives (“2017 Long-Term Objectives”) were approved by the Committee:

i.	increase NAV per share by 16%;
ii.	increase revenues to equivalent of 150,000 ounces of gold;
iii.	enhance/realize investment/exploration portfolio by 20%;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

The value and number of RSUs granted in 2017 were based on recommendations made by the Chair of the Board and Chief Executive Officer (except in respect of grants to himself) and the closing price of a Common Share on the TSX on the day prior to the grant date.

51	2018 Management Information Circular

In connection with the 2016 grants of RSUs, the following 3-year performance long-term objectives (“2016 Long-Term Objectives”) were approved by the Committee:

i.	increase asset base to $1,850 million;
ii.	increase revenues to equivalent of 60,000 ounces of gold;
iii.	enhance/realize investment/exploration portfolio by 20%;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

In connection with the 2015 grants of RSUs, the following 3-year performance long-term objectives (“2015 Long-Term Objectives”) were approved by the Committee:

i.	increase asset base by 50%;
ii.	diversify corporate revenue stream by reducing Canadian Malartic to 40% of overall contribution;
iii.	enhance/realize value of equity and exploration portfolios by 20%;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

The Committee approved the following 3-year performance long-term objectives in connection with the 2014 grants of RSUs (“2014 Long-Term Objectives”):

i.	increase asset base by 200%;
ii.	diversify corporate revenues stream by reducing Canadian Malartic to 60% of overall contribution;
iii.	grow investment portfolio by $50 million;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

The year 2017 marked the first year in which a settlement of RSUs was performed by the Corporation. As previously stated, the Committee has been monitoring the achievement of the 2014 Long-Term Objectives for the last three years and assessed in July 2017 how such objectives were met. To this effect, Management presented to the Committee its assessment of the Corporation’s achievements pursuant to the 2014 Long-Term Objectives.

The following assets were transferred from OMC to the Corporation pursuant to an arrangement agreement with Agnico Eagle Mines Limited and Yamana Gold Inc.: (i) a 5% NSR on the Canadian Malartic mine; (ii) $157 million cash; (iii) a 2% NSR on the Kirkland Lake assets, the Hammond Reef project, and certain other properties; (iv) all assets and liabilities of OMC in its Guerrero camp; and (v) certain other investments and assets. In addition, since the Corporation was a new participant in the royalty sector in 2014, Management’s challenge was to execute a strategic plan to become a key player among larger players already established in this industry. Since June 2014, the Corporation realized two large-scale transactions (acquisition of Virginia and the Orion Transaction) in addition to a number of private and public offerings.

(i)	Increase asset base by 200%;

(a)

From June 2014 to June 2017, the book value of the assets of the Corporation increased from $189.3 million to $1.4 billion. This $1.2 billion increase represents a 658% growth. This growth was achieved through:

a.	the acquisition of Virginia announced in November 2014 and completed in February 2015;

b.	a number of equity and debt financings;

c.	an increase of value in the Corporation’s equity portfolio;

52	2018 Management Information Circular

d.	net earnings generated from royalties and investments; and

e.	following completion of the Orion Transaction, the Corporation’s total assets were estimated at $2.3 billion.

(ii)	Diversify corporate revenues stream by reducing the Canadian Malartic royalty to 60% of overall contribution;

(a)	The Corporation acquired the éléonore royalty (a sliding scale 2%-3.5% NSR royalty) through acquisition of Virginia. Goldcorp Inc.’s éléonore Mine began commercial production April 1, 2015.

(b)

The Corporation also acquired and held for a certain time a 9.83% interest in Labrador Iron Ore Royalty Corporation which owns a 7% gross royalty and 15.1% equity in Iron Ore Company of Canada; this investment allowed the Corporation to receive $10.7 million in dividends. The Corporation completed its disposition of this investment early in 2017 and realized a $7.6 million profit from such sale.

(c)

The Corporation acquired a 3% NSR interest in the Copperwood project held by Highland Copper Company (“Highland”) and also has an option to purchase a silver stream in other projects held by Highland in Michigan, USA.

(d)

The Corporation also holds options to acquire royalties or streams on Barkerville’s Cariboo project, Osisko Mining’s (previously NioGold Mining Corporation) Marban project, TerraX Minerals Inc.’s Yellowknife City Gold project, Unigold Inc.’s Neita project, Falco’s Horne 5 project, and Minera Alamos Inc.’s La Fortuna project.

(e)	Investment of $10 million for a 5% NSR royalty and a 40% net profit interest royalty in Nottaway Resources Inc.’s Vezza project.

(f)

The Corporation acquired Teck Resources Limited’s Eastern Canadian Royalty Portfolio, a 2.25% NSR royalty on Barkerville’s Cariboo Gold project; a 1% NSR royalty on the Hermosa Base Metal project held by Arizona Mining Inc.; a 1% NSR on Osisko Mining’s Windfall Lake project, to complement the 0.5% acquired as part of the transaction with Virginia; 0.75% NSR royalty on Monarques Gold Corporation’s Croinor property; the Corporation also acquired royalties on Swedish and Irish properties held by Erris Resources plc.

(g)

The Corporation extended a $10 million loan to Falco to fund its feasibility study for the Horne 5 project; the loan shall be converted into a 1% NSR or applied as part of a deposit on a precious metal stream contract.

(h)	The Corporation negotiated an earn-in deal with Osisko Mining converting the James Bay exploration properties into 1.5-3.5% royalties.

(i)	The Corporation acquired a silver stream on Taseko Mines Limited’s participation in the Gibraltar Mine.

(j)

The Corporation announced on June 5, 2017, a transaction to acquire from Orion a portfolio of assets consisting of 74 royalties, streams and precious metal offtakes for $1.1 billion, with an effective date of June 1, 2017.

(k)

From 2014 to 2017, the share of revenues generated by the Canadian Malartic royalty over the Corporation’s total revenues has progressively decreased from 100% to below 60% as the Corporation increased its cash flowing assets. In 2018, the share of revenues generated by Canadian Malartic should be 40-50%.

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(iii)	Grow investment portfolio by $50 million;

(a)

From June 2014 to June 2017, the value of the Corporation’s investment portfolio increased from $15.6 million to $452.7 million (including profits on disposition, dividends and other gains). Considering the market value of the investment portfolio in June 2017 and adding the gain on dispositions, dividends received and other gains and then deducting the net invested amount, the Corporation’s portfolio grew by $175.4 million during the period. This growth was achieved through:

a.

enhancing the value of Oban Mining Corporation (now Osisko Mining), NioGold Mining Corporation’s (now Osisko Mining), Falco, Bowmore (now Osisko Metals) by moving to strong development stories and attracting new capital; and

b.

establishing the Corporation’s incubator model with Barkerville, Osisko Mining, Falco and Osisko Metals in order to advance their respective projects and provide opportunities to generate cash flow from royalties. The Corporation also sponsored non-associated companies such as: Minera Alamos Inc., IDM Mining Ltd. and Unigold Inc.

(iv)	Provide superior return to Gold Index and peers;

(a)

From June 2014 to June 2017, the price of the common shares of the Corporation fluctuated; however, at both points in time, the share price stood at around $15.85 per share. In June 2017, the TSX Gold Index stood at 1,554 points, 3% lower than its 1,601 point mark in June 2014.

(b)	The Corporation’s market capitalization increased from $749 million to $1,692 million during this period, representing growth of 126%.

(c)

The Corporation also declared 11 quarterly dividends. During the period, a dividend of $0.03 per share was declared during four consecutive quarters and the dividend was then increased to $0.04 per share and declared during seven consecutive quarters. Since inception of the Corporation’s quarterly dividend program, Osisko has paid thus far in dividends an aggregate amount of $55 million.

(d)	Taking into account the share price at the end of the period and the dividends paid during such period, the share value at the end of the period was $16.25.

(v)	Maintain sound financial position

(a)	During the period, cash and short-term investments grew from $156.7 million to $350.2 million, representing a $193.5 million growth.

(b)	The working capital of the Corporation went from $155.6 million to $329.9 million, showing an increase of $174.3 million.

(c)	The Corporation increased its financial flexibility to pursue its growth strategy through major equity financings including:

a.

a $70 million financing completed in November 2014 (including $42 million with the Caisse and Fonds FTQ) in connection with the acquisition of Virginia (part of such financing was completed through Virginia); as part of this financing with the Caisse and Fonds FTQ, the Corporation granted to them, collectively, a 15% participation right on certain acquisitions of royalties and streams which can provide additional funding to the Corporation on larger transactions;

54	2018 Management Information Circular

b.

a $200 million bought deal private placement completed in February 2015 (including5.7 million warrants having an exercise price of $36.50 and a 7-year term expiring in 2022 which could potentially generate additional proceeds of $200 million);

c.

a $150 million bought deal private placement completed in February 2016 (including5.72 million warrants having an exercise price of $19.08 and a 3-year term expiring in 2019 which could potentially generate additional proceeds of $109 million);

(d)	The Corporation also entered into a financing agreement with the Caisse and Fonds FTQ for a $275 million equity raise to fund part of the Orion Transaction;

(e)

During the period, the Corporation entered into a $50 million debt financing with Investissement Québec by way of convertible debenture having a 5-year maturity, a 4% interest rate and being convertible at a price of $19.08.

(f)	An acquisition credit line of $200 million was also concluded with National Bank of Canada and Bank of Montreal.

(vi)	Establish leadership in sustainability

The Corporation’s leadership in sustainability can be grouped under 5 themes: mining industry, host communities and Governments, charities and sponsorship, project specific and governance.

(a)	Mining Industry

a.

The Corporation continues to participate in advocacy role for the mining industry through representation in various associations (Association de l’Exploration Miniére du Québec, Association Miniére du Québec, Fédération des chambres de commerce du Québec).

b.	Sponsorship of conferences at industry related events.

c.	Promoted gender diversity in mining and other business and well as the continued development of Montreal’s Young Mining Professionals organization.

(b)	Host Communities and Governments

a.	The Corporation continues to maintain an open dialogue with host communities and governments in order to ensure success of mining enterprises. It also participates in Québec’s Plan Nord initiatives.

b.	Members of Management of the Corporation also participated with the Québec Government on increasing investor awareness to resource development in Québec.

(c)	Charities and Sponsorship

a.

The Corporation supports for various charities and community organizations in its host communities and those of its associated companies and has also co-sponsored charities at the initiatives of members of Management. In 2017, the Corporation was a major sponsor for Canada’s 150 Year Anniversary “Raised the Avro Arrow” initiative.

b.	It also promotes higher education either through direct sponsorship or through lectures and conferences given by members of Management.

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(d)	Project specific

a.	The Corporation initiated dialogue with the Québec Government on projects being developed by associated companies (Falco’s Horne 5 project and Osisko Mining’s Windfall project).

b.

Through its growth, the Corporation was able to maintain strong employee engagement. The participation of its employees in Employee Share Purchase Plan stands at above 89%. Further to its acquisition of Virginia, the Corporation also ensured the successful integration of its new employees and their continued employment through a transfer to Osisko Mining.

(e)	Governance

a.

The Corporation, being fully aware that mining projects depend not only on compliance with applicable regulations but also, and sometimes to a greater extent, on maintaining the social licence (the support) from host communities, promotes and maintains strong relationships with its stakeholders through regular meetings held in various locations.

b.

As part of its Shareholder outreach program, the Corporation also engages with Shareholders with respect to compensation matters. In addition, it submits to its Shareholders annually an advisory resolution on Osisko’s approach to executive compensation. The Committee assesses the compensation structure on an annual basis in order to ensure that it remains aligned with Shareholders’ interests. While like most public companies, the Corporation is impacted by the general trend of decreasing support on such advisory resolution on executive compensation (“Say- on-Pay”), it has nonetheless achieved strong support from its Shareholders in its last three annual Shareholders’ meetings (98% in 2015, 98% in 2016 and 94% in 2017).

c.	The Corporation achieved top 100 ranking in 2015 and 2016 in the Globe and Mail Report on Business Governance Rankings.

Assessment of 2014 Long-Term Objectives by the Committee

The Committee reviewed the 50% incentive performance based portion of the 2014 grant. The 2014 Long-Term Objectives were approved by the Board of Directors in 2014, upon recommendation of the Committee. The Committee monitored on a quarterly basis the progress made by Management toward achieving said long-term objectives. As part of its duties and responsibilities and in conjunction with the end of period assessment, the Committee reviewed the realization of the Corporation’s 2014 Long-Term Objectives and thereafter met with Management and in camera for discussion and consideration of each element contained in the 2014 Long-Term Objectives, as presented by Management, and including Management’s proposed payout.

Further to its review, the Committee was satisfied that the Management team had exceeded the performance objectives which were established in 2014 as evidenced below by the achievement assessment compared to the objectives. In addition, the Committee considered, approved and recommended to the Board to approve that an exceptional performance factor of 1.25 be applied to the 150% percentage payout in light of the sustained strong performance and achievement of the Management team in launching and growing the Corporation in a new sector in a very efficient and successful manner and more particularly, the Committee recognized the innovative “accelerator model” strategy developed, implemented and proven by the Management team, which allowed the Corporation to position itself for long term growth using reasonable cash resources. This strategy was developed in 2014 as a tool to enable the Corporation to invest at an early stage and benefit from the growth profile of such investee companies and building an organic pipeline of investments. This strategy proved successful and has since been replicated by other companies.

56	2018 Management Information Circular

Upon recommendation of the Committee, based on Management’s assessment, the Board of Directors approved the following assessment of the 2014 Long–term Objectives. The Board also decided to apply an exceptional 1.25 factor rate pertaining to the payout of the achievements under the 2014 Long–Term Objectives so that the total payout for the 2014- Long–Term Objectives totals 187.5% . As RSUs are settled in cash, any payout exceeding 100% is also settled in cash. The portion of the RSUs that are retention time based (representing 50% of the 2014 grant) are paid at a rate of 100%.

2014 Long-Term Objectives	ALLOCATION (%)	ACHIEVEMENT (%)
Increase asset base by 200%	25	40
Diversify corporate revenue stream by reducing Canadian Malartic to 60% overall contribution	25	40
Grow investment portfolio by $50 million	10	18
Provide superior return to Gold Index and peers	20	18
Maintain sound financial position	10	17
Establish leadership in sustainability	10	17
TOTAL:	100	150
TOTAL WITH 1.25 EXCEPTIONAL PERFORMANCE FACTOR	–	187.5

Based on the foregoing, the Board approved the following payment in connection with the 2014 Long-Term Incentive Award to the Named Executives. As per the terms of the RSU Plan, RSUs are settled in cash at the settlement date based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date. These RSUs were settled on September 11, 2017 at a price of $17.30 per RSU.

Named Executives	Number of RSUs granted in 2014 (#)(1)	Value of the 2014 Long-Term Incentive Award ($)(2)	Long-Term Performance Bonus Payout ($)(3)	Total payout under the 2014 Long-Term Incentive Award ($)(4)
Sean Roosen Chair of the Board and Chief Executive Officer	69,683	1,205,522	507,863	1,713,386
Bryan A. Coates President	52,236	903,674	380,708	1,284,382
Elif Lévesque Chief Financial Officer and Vice President, Finance	34,890	603,591	254,310	857,901
Luc Lessard Senior Vice President, Technical Services(5)	Nil	Nil	Nil	Nil
André Le Bel Vice President, Legal Affairs and Corporate Secretary(5)	Nil	Nil	Nil	Nil

NOTES:

(1)	Adjusted to take into account dividends paid in additional RSUs since the grant as per the terms of the RSU Plan.
(2)

Represents the product of the number of RSUs held by a Named Executive multiplied by $17.30 which is the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date, being September 11, 2017.

(3)

Represents the amount obtained by multiplying the number of performance based RSUs (50% of the adjusted 2014 RSU grant) by the difference between the total performance achievement percentage minus 100% and then multiplying such proceed by $17.30, being the price used for the settlement.

(4)	Represents the sum of the “Value of the 2014 Long-Term Incentive Award” and the Additional Cash Payout.
(5)	Messrs. Lessard and Le Bel were not employed by the Corporation at the time of the 2014 RSU grant.

The terms and conditions of the RSU Plan, as well as the proposed modifications, are more specifically addressed under the heading “Security-Based Compensation Arrangements” below.

2018 Management Information Circular	57

Deferred Share Units (DSUs)

The DSU Plan has been established to enhance the Corporation’s ability to attract and retain talented individuals to serve as members of the Board or as officers of the Corporation and its subsidiaries and to promote for greater alignment of interests between such persons and the Shareholders of the Corporation.

Pursuant to the DSU Plan, the Board of Directors may designate, from time to time and at its sole discretion, the directors of the Board or of the board of directors of a subsidiary, and, as applicable, the officers or key employees of the Corporation or of a subsidiary, designated by the Committee (the “Eligible Key Employees”), to become participants of the DSU Plan.

In order to further improve alignment of interests between directors and Shareholders, all DSUs granted to directors shall vest on the day prior to the next annual meeting of Shareholders following such grant.

DSUs granted to a participant, who is an Eligible Key Employee, shall become vested based on the specific conditions determined in each letter of grant provided the participant is in the employment of the Corporation or of the subsidiary, as applicable, on such vesting date, unless the Board decides otherwise at its sole discretion.

Vested DSUs become payable no later than the last business day in December of the first calendar year commencing after the termination of employment or mandate in the case of a Board member. Vested DSUs are settled in cash, for an amount equivalent to the product of the number of vested DSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date, less applicable withholdings.

In the event an Eligible Key Employee’s employment is terminated by the Corporation for cause, all outstanding DSUs are cancelled. In the event an Eligible Key Employee resigns voluntarily, all outstanding and unvested DSUs are cancelled. In the event an Eligible Key Employee dies, retires, becomes disabled or is terminated by the Corporation or the subsidiary, as applicable, other than for cause, the number of outstanding and unvested DSUs is pro-rated on the basis of the number of days worked over the total number of days of the original vesting schedule, if applicable.

Since the Corporation’s adoption of the DSU Plan in April 2014, DSUs have been awarded to non-executive directors only.

Employee Share Purchase Plan

In 2015, the Board of Directors of the Corporation approved an employee share purchase plan to encourage eligible employees (“Eligible Employees”) to hold, on a permanent basis, Common Shares. Under the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee’s contribution then held in trust by the Corporation. The Eligible Employee’s contribution shall be of a minimum of $100 monthly but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee’s basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month. The terms and conditions of the Employee Share Purchase Plan, as well as the proposed modifications, are more specifically addressed under the heading “Security-Based Compensation Arrangements” below.

Benefits

The Corporation’s executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

Hedging

The Securities Trading Policy of the Corporation forbids directors and officers from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.

58	2018 Management Information Circular

PERFORMANCE GRAPH

The following graph compares the total cumulative Shareholder return for $100 invested in the Corporation’s Common Shares on June 16, 2014 with the cumulative total return of the S&P/TSX Composite Index (formerly TSE-300 Index) for the four most recently completed financial years. It also presents the intended and current compensation of the Chair and Chief Executive Officer of the Corporation for the same period.

_____________________
LEGEND

Intended: refers to total compensation of the Chair and Chief Executive Officer before charge backs to investee companies.

Actual: refers to total compensation of the Chair and Chief Executive Officer before charge backs to investee companies adjusted for the actual payout amount of the share-based awards and realized amount of the option-based awards when applicable or the fair value based on the closing price of the Common Shares on the TSX on December 29, 2017, being $14.52, when not yet realized.

	Osisko Gold Royalties Ltd	S&P/TSX Composite Index
June 16, 2014	$100.00	$100.00
December 31, 2014	$103.54	$97.29
December 31, 2015	$86.41	$86.50
December 31, 2016	$82.74	$101.64
December 31, 2017	$91.78	$107.77

The Corporation commenced trading in June 2014, and thus is still in its formative years. Over the last 45 months, the Corporation has been deploying various initiatives in line with its growth strategy in order to position itself for future growth. The achievement of the Orion Transaction in 2017 provides a good example of this successful strategy.

Over the last four years, the compensation of the Chair and Chief Executive Officer has generally followed the same trend as the share price and the S&P composite Index. To date, the current compensation at the end of each year has been slightly lower than the intended compensation.

Following a decline in 2015, the S&P/TSX composite Index rebounded in 2016 and maintained a steady growth in 2017 following improved commodity prices. The Corporation’s share price was also affected negatively by the same factors in 2015. Contrary to the S&P/TSX composite Index, the Corporation’s share price underperformed in 2016, due in large part of to the Corporation’s asset base being held in cash to fund future acquisitions of royalties and streams. This cash position enabled the Corporation to conclude the acquisition of a silver stream on Taseko’s Gilbraltar mine in the beginning of 2017 and on July 31, 2017, the Corporation successfully closed the Orion Transaction.

2018 Management Information Circular	59

EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long-term compensation assumed by the Corporation (net of any amount received or back charges from any investee companies) for services in all capacities to the Corporation for the three most recent completed financial years in respect of Named Executives.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards(2)(3)(4) ($)	Option- Based Awards(5) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan(6)	Long-Term Incentive Plan
Sean Roosen Chair of the Board and Chief Executive Officer	2017	491,000	788,766	389,955	1,105,000	–	–	–	2,774,721
	2016	363,750	509,000	500,064	525,000	–	–	–	1,897,814
	2015	475,000	502,250	500,071	655,000	–	–	–	2,132,321
Bryan A. Coates President	2017	482,460	878,712	479,909	750,000	–	–	–	2,591,081
	2016	375,000	384,000	375,048	394,000	–	–	–	1,528,048
	2015	362,500	377,250	375,053	500,000	–	–	–	1,614,803
Elif Lévesque Chief Financial Officer and Vice President, Finance	2017	345,000	563,820	299,531	560,000	–	–	–	1,768,351
	2016	280,500	289,500	280,600	295,000	–	–	–	1,145,600
	2015	277,750	282,750	280,568	375,000	–	–	–	1,216,068
Luc Lessard Senior Vice President, Technical Services	2017	176,359	707,114	365,936	606,937	–		–	1,856,346
	2016	66,346	384,000	271,195	245,688	–	–	–	967,229
	2015	135,000	377,250	187,320	391,938	–	–	–	1,091,508
André Le Bel Vice President, Legal Affairs and Corporate Secretary	2017	229,493	505,109	270,509	428,557	–	–	–	1,433,668
	2016	238,725	254,151	245,715	255,997	–	–	–	994,588
	2015	262,939	273,779	271,333	340,239	–	–	–	1,148,290

NOTES:

(1)

The respective annual base salary level of the Named Executives as at December 31, 2017 was as follows: Mr. Roosen: $650,000, Mr. Coates: $500,000, Mr. Lessard: $500,000, Ms. Lévesque: $350,000 and Mr. Le Bel: $310,000. As at December 31, 2016 and December 31, 2015, their respective annual base salary level were: Mr. Roosen: $500,000, Mr. Coates: $375,000, Mr. Lessard: $375,000, Ms. Lévesque: $280,500 and Mr. Le Bel: $275,400.

(2)

As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee’s contribution up to a maximum contribution of $9,000 per year. All Named Executives contribute the maximum amount to the Corporation’s Employee Share Purchase Plan. Such plan was implemented on October 1st, 2015.

(3)

Pursuant to the RSU Plan which is in effect since April 30, 2014, Named Executives were awarded RSUs on June 7th, 2017, subject to the vesting terms, which consist of the following terms: one half (1/2) is time-based and vesting in 2020, while the remaining portion (1/2) will also vest in 2020, subject to performance criteria toward achievement of the Long-Term Objectives over a three-year period. The unit grant price on such date was $16.66.

(4)

For 2017, each amount also includes the value of RSUs granted to the Named Executives further to the Orion Transaction, namely: Sean Roosen: $195,000; Bryan A. Coates: $150,000; Elif Lévesque: $105,000; Luc Lessard: $150,000; and André Le Bel: $93,000.

(5)

Based on the grant date fair value of stock options under the Stock Option Plan. Specifically, a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant:

	Risk Free Interest	Expected Average Life	Expected Volatility	Expected Dividend Yield	Fair Value
June 7, 2017	0.87%	4 years	38%	1%	$4.710
March 21, 2016	0.62%	4 years	40%	1%	$3.919
June 30, 2015	0.87%	4 years	35%	1%	$4.126

Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. However, the share-based compensation expense included in the Corporation’s financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with International Financial Reporting Standards requirements.

(6)

An Annual Incentive Award was paid to each Named Executive based on the assessment of achievements with respect to the 2017 Key Objectives. This amount includes the cash component of the annual incentive paid in connection with the Orion Transaction.

The following table shows the total compensation of the Corporation’s Named Executives for the relevant years, as well as the total compensation for the Named Executives as a percentage of the cash margin and as a percentage of Shareholders’ equity. The Corporation is currently establishing its long-term asset base and it is expected that in the initial years, the ratios will be higher than established companies.

60	2018 Management Information Circular

Year	Total compensation of Named Executives ($)	Total compensation of Named Executives as percentage of Cash Margin(1) (%)	Total compensation of Named Executives as percentage of Shareholders’ Equity (%)
2017	10,424,000	9.6	0.6
2016	6,533,000	10.4	0.5
2015(2)	7,986,000	17.6	0.9

NOTES:

(1)

Cash margin reflects revenues less cost of sales. The 2017 amount is annualized for the assets related to the precious metals portfolio acquired from Orion Mine Finance Group for $1.1 billion on July 31, 2017.

(2)

The 2015 total compensation information is based on the total compensation earned by the Named Executives who were disclosed in the Corporation’s 2016 management information circular for the year ended on December 31, 2015.

Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all awards outstanding at the end of the financial year ended December 31, 2017. All values shown in this table were calculated using the closing price of $14.52 which was the closing price of the Common Shares on the TSX on December 29, 2017.

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options(5) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)
Sean Roosen Chair of the Board and Chief Executive Officer	253,400 121,200 127,600 82,800	14.90 15.80 13.38 16.66	2019-09-08 2020-06-30 2021-03-21 2022-06-07	– – 145,464 –	31,600(2) 30,500(3) 35,100(4)	1,411,344	–
Bryan A. Coates President	190,000 90,900 95,700 101,900	14.90 15.80 13.38 16.66	2019-09-08 2020-06-30 2021-03-21 2022-06-07	– – 109,098 –	23,700(2) 22,900(3) 43,200(4)	1,303,896	–
Elif Lévesque Chief Financial Officer and Vice President, Finance	126,700 68,000 71,600 63,600	14.90 15.80 13.38 16.66	2019-09-08 2020-06-30 2021-03-21 2022-06-07	– – 81,624 –	17,800(2) 17,100(3) 27,000(4)	898,788	–
Luc Lessard Senior Vice President, Technical Services	45,400 69,200 77,700	15.80 13.38 16.66	2020-06-30 2021-03-21 2022-06-07	– 78,888 –	23,700(2) 22,900(3) 32,900(4)	1,154,340	–
André Le Bel Vice President, Legal Affairs and Corporate Secretary	66,700 70,300 57,600	15.80 13.38 16.66	2020-06-30 2021-03-21 2022-06-07	– 80,142 –	17,400(2) 16,800(3) 24,400(4)	850,872	–

NOTES:

(1)

Pursuant to the RSU Plan, the vesting terms consist of the following terms: half (1/2) is time-based (3 years) and the remaining portion (1/2) is also timed based (3 years) and subject to performance criteria toward achievement of the Long-term objectives.

(2)	Such RSUs to vest in 2018 pursuant to the terms listed in note (1) above.
(3)	Such RSUs to vest in 2019 pursuant to the terms listed in note (1) above.
(3)	Such RSUs to vest in 2020 pursuant to the terms listed in note (1) above.

2018 Management Information Circular	61

Incentive Plan Awards – Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the stock options under the option-based award had been exercised on the vesting date and the aggregate value realized upon vesting of share-based awards.

Name	Option-Based Awards – Value Vested during the Year ($)	Share-Based Awards – Value Vested during the year(1) ($)	Non-Equity Incentive Plan Compensation – Value earned during the Year(2) ($)
Sean Roosen Chair of the Board and Chief Executive Officer	48,488	1,721,851	1,105,000
Bryan A. Coates President	36,366	1,292,847	750,000
Elif Lévesque Chief Financial Officer and Vice President, Finance	27,208	866,366	560,000
Luc Lessard Senior Vice President, Technical Services	26,296	8,465	606,937
André Le Bel Vice President, Legal Affairs and Corporate Secretary	26,714	8,465	428,557

NOTES:

(1)

This amount includes the value of the Corporation’s contribution to the Employee Share Purchase Plan in relation to the participation of each Named Executive as well as the value of the RSUs granted in 2014 and which were settled on September 11, 2017 at a price of $17.30 per RSU, except for Messrs. Le Bel and Lessard who joined the Corporation in 2015.

(2)

This amount represents the sum of the annual cash incentive further to the Orion Transaction. Furthermore, the amounts shown for Messrs. Lessard and Le Bel are the amounts assumed by the Corporation, net of any reimbursement received by the Corporation in connection with any annual incentive paid by associate companies to Messrs. Lessard and Le Bel for 2017.

Stock Options Exercised during the Year

No stock options were exercised in 2017 by the Named Executives of the Corporation.

Security-Based Compensation Arrangements

Stock options granted or securities issued by the Corporation pursuant to the Corporation’s security-based compensation arrangements are governed by the following plans: the Employee Share Purchase Plan and the Stock Option Plan.

The Employee Share Purchase Plan

The Employee Share Purchase Plan provides for the acquisition of Common Shares by Eligible Employees (as hereinafter defined) for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and to secure for the Corporation and the Shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees of the Corporation, it being generally recognized that employees are more motivated and dedicated due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

62	2018 Management Information Circular

The Stock Option Plan

The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging the directors, officers, managers, employees and consultants of the Corporation and its subsidiaries to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries.

ELIGIBILITY

Who is eligible to participate?

The Employee Share Purchase Plan

Participants in the Employee Share Purchase Plan are employees, including full-time and part-time salaried employees who have an employment agreement for a term of at least one year with the Corporation or with any associates of the Corporation designated by the Board of Directors of the Corporation or by the Committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan (the “Designated Affiliates”), who have provided services to the Corporation or to any Designated Affiliates for at least 60 days. The committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan may elect, in its absolute discretion, to waive such 60-day period or to determine that the Employee Share Purchase Plan does not apply to any Eligible Employee.

The Stock Option Plan

Pursuant to the Stock Option Plan, stock options may be granted in favour of executive directors, officers, employees and consultants providing ongoing services to the Corporation and its subsidiaries. Non-executive directors are not eligible to receive stock options. Stock options currently held by Messrs. Burzynski and Gaumond were granted to them while they were employed by the Corporation, respectively as Senior Vice President, New Business Development and Senior Vice President, Northern Development. The Replacement Osisko Options, which were offered to Virginia option holders, are not part of the Osisko Stock Option Plan.

TERM AND VESTING

What is the term and vesting schedule of stock options or of the securities issuable under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, any Eligible Employee may elect to contribute money on an ongoing basis. The Corporation will deduct from the remuneration of the Eligible Employee the Eligible Employee contribution in equal installments starting on the first day of such quarter and hold these amounts in trust for the Eligible Employee. As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year, the Corporation will credit the Eligible Employee with and therefore hold in trust for the Eligible Employee an amount equal to 60% of the Eligible Employee’s contribution then held in trust by the Corporation (up to a maximum of $9,000 per year) and shall issue for the account of each Eligible Employee fully paid and non-assessable Common Shares equal in value to the aggregate contribution held in trust by the Corporation as of such date. The Corporation’s contribution will vest on December 31st of the calendar year with respect to which they have been issued. No fraction of a Common Share shall be issued to the Eligible Employees, but any unused balance of the aggregate contribution shall be held in trust for the Eligible Employee until used in accordance with the Employee Share Purchase Plan.

The Employee Share Purchase Plan was initially approved by the Shareholders on June 30, 2015 and was implemented by the Corporation on October 1st, 2015.

2018 Management Information Circular	63

The Stock Option Plan

The stock options granted under the Stock Option Plan, shall be exercised within a period of time fixed by the Board of Directors, not to exceed 7 years from the date the option is granted (the “Option Period”). The stock options shall vest and may be exercised during the Option Period in such manner as the Board of Directors may fix by resolution. The stock options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To date, all option grants have a term of five years.

NUMBER OF SECURITIES ISSUED OR ISSUABLE

How many securities are authorized to be issued under the security-based compensation arrangements and what percentage of the Corporation’s shares outstanding do they represent?

The Employee Share Purchase Plan

The maximum number of Common Shares made available for the Employee Share Purchase Plan shall not exceed 1% of the issued and outstanding Common Shares of the Corporation at any one time. The Corporation is proposing to reduce the maximum number of Common Shares available for issuance under the Employee Share Purchase Plan to 0.5% of the issued and outstanding Common Shares of the Corporation at any one time, as more fully described under the heading “APPROVAL OF AMENDMENTS TO THE EMPLOYEE SHARE PURCHASE PLAN AND APPROVAL OF ALL UNALLOCATED RIGHTS AND ENTITLEMENTS” below.

Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan will increase accordingly. The Employee Share Purchase Plan is considered an “evergreen” plan, since the Common Shares issued under the Employee Share Purchase Plan shall be available for subsequent grants under this plan.

The TSX requires that the Employee Share Purchase Plan be submitted to Shareholders for ratification from time to time in accordance with the rules of the TSX. The Employee Share Purchase Plan was submitted and ratified by the Shareholders on June 30, 2015.

The Stock Option Plan

The aggregate number of Common Shares to be delivered upon the exercise of all stock options granted under the Stock Option Plan shall not exceed the greater of 8% of the issued and outstanding Common Shares at the time of granting of stock options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. The Corporation is proposing to reduce the maximum number of Common Shares available for issuance under the Stock Option Plan to 5% of the issued and outstanding Common Shares of the Corporation at any one time, as more fully described under the heading “APPROVAL OF THE AMENDED STOCK OPTION PLAN” below.

If any option granted under the Stock Option Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan is considered an “evergreen” plan, since the Common Shares covered by stock options which have been exercised under the Stock Option Plan shall be available for subsequent grants under the Stock Option Plan.

The TSX requires that the Stock Option Plan be submitted to Shareholders for ratification from time to time in accordance with the rules of the TSX. The Stock Option Plan was submitted and ratified by the Shareholders on May 4, 2017. It will be submitted to Shareholders for ratification at the upcoming annual and special meeting of Shareholders to be held on May 3, 2018 as more fully described under the heading “APPROVAL OF THE AMENDED STOCK OPTION PLAN” below.

64	2018 Management Information Circular

Equity Compensation Plan Information

The following table shows, as of December 31, 2017, aggregated information for the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance from treasury.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (#)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#)
Equity Compensation Plans of the Corporation approved by the Shareholders	3,319,129	15.11	10,882,618(1)(2)
Equity Compensation Plans of the Corporation not approved by the Shareholders	–	–	–
Total:	3,319,129	15.11	10,882,618

NOTES:

(1)

The aggregate number of Common Shares to be delivered upon the exercise of all stock options granted under the Stock Option Plan shall not exceed the greater of 8% (or 12,623,775 Common Shares which represent 8% of the outstanding Common Shares as of December 31, 2017 less 3,319,129 Common Shares to be issuable upon exercise of outstanding options) of the issued and outstanding Common Shares at the time of granting of stock options (on a non-diluted basis). The Corporation is proposing to reduce the maximum number of Common Shares available for issuance under the Stock Option Plan to 5% of the issued and outstanding Common Shares of the Corporation at any one time, as more fully described under the heading “APPROVAL OF THE AMENDED STOCK OPTION PLAN”.

(2)

The aggregate number of Common Shares issuable under the ESPP shall not exceed 1% of the issued and outstanding Common Shares as of December 31, 2017 (or 1,577,972 Common Shares). The Corporation is proposing to reduce the maximum number of Common Shares available for issuance under the ESPP to 0.5% of the issued and outstanding Common Shares of the Corporation at any one time, as more fully described under the heading “APPROVAL OF AMENDMENTS TO THE ESPP”.

In 2017, the Corporation granted 763,400 stock options to participants under the Stock Option Plan representing 0.48% of the issued and outstanding Common Shares as of December 31, 2017.

As at December 31, 2017, 3,319,129 Common Shares were issuable upon the exercise of outstanding stock options representing 2.10% of the issued and outstanding Common Shares of the Corporation. Such stock options are exercisable at exercise prices ranging from $13.38 to $17.84 per share and are due to expire at the latest on June 7, 2022.

INSIDER PARTICIPATION LIMIT

What is the maximum percentage of securities available under the security-based compensation arrangements to the Corporation’s insiders?

The Employee Share Purchase Plan

In order that the Employee Share Purchase Plan complies with stock exchange rules, the aggregate number of Commons Shares:

(a)	issuable to insiders, from time to time, under all security based compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares; and

(b)	the number of shares issued to insiders under all security based compensation arrangements during any one-year period may not exceed 10% of the total number of issued and outstanding Common Shares.

2018 Management Information Circular	65

Any entitlement to acquire Common Shares granted pursuant to the Employee Share Purchase Plan or any other share compensation arrangement prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

The Stock Option Plan

In order that the Stock Option Plan complies with stock exchange rules, a provision was added to the Stock Option Plan to provide that:

(a)

the aggregate number of Common Shares issuable to insiders, from time to time, under all security based compensation arrangements may not exceed 8% of the total number of issued and outstanding Common Shares; and

(b)	the number of shares issued to insiders under all security based compensation arrangements during any one-year period may not exceed 8% of the total number of issued and outstanding Common Shares.

The Corporation is proposing to amend the disclosure relating to issuance of security based compensation to insiders so that such disclosure is identical in all equity based plans of the Corporation. Accordingly, the Corporation is proposing to increase the aggregate number of Common Shares issuable to insiders under all security based compensation arrangements which may not exceed 10% of the issued and outstanding Common Shares of the Corporation, as more fully described under heading “APPROVAL OF THE AMENDED STOCK OPTION PLAN” below.

Any entitlement to acquire Common Shares granted pursuant to the Stock Option Plan or any other share compensation arrangement prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

MAXIMUM ISSUABLE TO ONE PERSON

What is the maximum number of securities any one person is entitled to receive under the security-based compensation arrangements and what percentage of the Corporation’s outstanding capital does this represent?

The Employee Share Purchase Plan

The Eligible Employee’s contribution shall be of a minimum of $100 a month but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee’s basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month.

The Stock Option Plan

The number of shares subject to an option granted to a participant under the Stock Option Plan shall be determined in the resolution of the Board of Directors and no participant shall be granted an option which exceeds 8% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option.

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EXERCISE / PURCHASE PRICE

How is the exercise price determined under the security-based compensation arrangements?

The Employee Share Purchase Plan

The Common Shares issued under the Employee Share Purchase Plan shall be issued at the weighted average closing price of the Corporation’s Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

The Stock Option Plan

The exercise price of the stock options granted under the Stock Option Plan will be established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, including the TSX. The exercise price at the time of the grant of the stock options shall not be less than the closing market price of the Common Shares listed on the TSX on the day prior to their grant.

CESSATION

Under what circumstances is an individual no longer entitled to participate?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, an Eligible Employee shall automatically cease to be entitled to participate in the Employee Share Purchase Plan, upon termination of the employment of the Eligible Employee with or without cause by the Corporation or the Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than retirement of the Eligible Employee after having attained a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent.

The Stock Option Plan

If a participant to the Stock Option Plan shall cease to be a director, officer, manager, consultant or employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death) the stock options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first. If a participant to the Stock Option Plan shall cease to be a director, officer, manager, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the stock options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first. In the event of the death of the participant, the stock options previously granted to such participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the participant for a period of one year or until the expiry date, whichever comes first.

ASSIGNABILITY AND TRANSFERABILITY

Can stock options or rights held pursuant to the security-based compensation arrangements be assigned or transferred?

All benefits, rights and stock options accruing to any participant in accordance with the terms and conditions of the Employee Share Purchase Plan and of the Stock Option Plan shall not be transferable unless under the laws of descent and distribution or pursuant to a will. All stock options and such benefits and rights may only be exercised by the participant or Eligible Employee.

2018 Management Information Circular	67

AMENDMENT PROVISIONS

How are the security-based compensation arrangements amended? Is Shareholder approval required?

The Employee Share Purchase Plan

The Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan has the following rights, without the approval of the Shareholders of the Corporation:

i)	to suspend or terminate and to re-instate the Employee Share Purchase Plan;

ii)

to make any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Employee Share Purchase Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Employee Share Purchase Plan that is inconsistent with any other provision of the Employee Share Purchase Plan, correcting grammatical or typographical errors and amending the definitions contained in the Employee Share Purchase Plan;

iii)

to make any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation;

iv)	to make any amendment to the vesting provisions of the Employee Share Purchase Plan;

v)

to make any amendment to the provisions concerning the effect of the termination of an Eligible Employee employment or services on such Eligible Employee’s status under the Employee Share Purchase Plan;

vi)	to make any amendment to the categories of persons who are Eligible Employees;

vii)	to make any amendment to the contribution mechanics of the Employee Share Purchase Plan; and

viii)	to make any amendment respecting the administration or implementation of the Employee Share Purchase Plan.

The Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan, may with the approval of the Shareholders of the Corporation by ordinary resolution, make any other amendment to the Employee Share Purchase Plan not mentioned hereinabove, including, but not limited to change the number of Common Shares issuable from treasury under the Employee Share Purchase Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, the allowable purchase discount and the employer matching contribution amount. Notwithstanding the foregoing, any amendment to the Employee Share Purchase Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSX. The Corporation is proposing to amend the amendment provision of the Employee Share Purchase Plan to submit to Shareholders’ vote any amendment to the level of the Corporation’s contribution and the Corporation’s contribution mechanism, as further described under the heading “APPROVAL OF AMENDMENTS TO THE EMPLOYEE SHARE PURCHASE PLAN AND APPROVAL OF ALL UNALLOCATED RIGHTS AND ENTITLEMENTS UNDER THE PLAN” below.

The Stock Option Plan

The Board of Directors may, without the approval of the Shareholders of the Corporation but subject to receipt of requisite approval from the TSX, in its sole discretion make the following amendments to the Stock Option Plan:

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(a)	any amendment of a “housekeeping” nature;

(b)	a change to the vesting provisions of an option or the Stock Option Plan;

(c)	a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Stock Option Plan:

(a)

any amendment to the number of shares issuable under the Stock Option Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(b)

a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an option of a participant prior to its expiry for the purpose of reissuing stock options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

(c)	an increase in the maximum number of shares that may be issued to insiders within any one- year period or that are issuable to insiders at any time;

(d)	an extension of the term of any option beyond the original expiry date (except, for greater certainty, in cases of blackout period in conformity with the terms of the Stock Option Plan);

(e)	any change to the definition of “Participant” included in the Stock Option Plan which would have the potential of broadening or increasing insider participation;

(f)	the addition of any form of financial assistance;

(g)	any amendment to a financial assistance provision which is more favorable to optionees;

(h)	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

(i)	the addition of a deferred or restricted share unit or any other provision which results in optionees receiving securities while no cash consideration is received by the Corporation;

(j)	any amendment to the transferability provision of the Stock Option Plan;

(k)	any amendment that may modify or delete any of the amendment disposition; and

(l)

any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to the participants of the Stock Option Plan, especially insiders, at the expense of the Corporation and its existing Shareholders.

Were any amendments made to the security-based compensation arrangements in the last financial year?

There were no amendments made to the Corporation’s Stock Option Plan in the last financial year.

2018 Management Information Circular	69

There were no amendments made to the Corporation’s Employee Share Purchase Plan in the last financial year.

FINANCIAL ASSISTANCE

Does the Corporation provide any financial assistance to participants to purchase shares under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the Corporation will contribute to the Eligible Employee contribution an amount equal to 60% of the Eligible Employee’s contribution cumulated at the end of each interim period of the Corporation up to a maximum of $9,000 per year.

The Stock Option Plan

The Corporation implemented an independent third party web-based platform allowing participants to proceed with “cashless” exercise of stock options this third party act as an agent (“Agent”) for the Corporation. Accordingly, during an Option Period or a Blackout Period (as defined in the Stock Option Plan), as the case may be, a participant may elect to exercise the participant’s options, by (i) consenting to receive a loan payable on demand from the Agent for a principal amount equal to the amount of the exercise price (the “Advance”), (ii) directing for the proceeds from the loan to be used to pay for the exercise price of the options, (iii) consenting to have the Agent to sell, or arrange for the sale, in the market (if any) or as the Agent may determine, on behalf of any beneficiary, such portion of any Common Shares issuable to the participant on exercise of any option as the Agent may determine, in order to realize net cash proceeds sufficient for the participant to repay the Advance, and (iv) directing such net cash proceeds to be paid to the Agent in satisfaction of the participant’s obligation to repay the Advance to the Agent. The Corporation is proposing to replace the “financial assistance” provision in the Stock Option Plan with a clause providing for “cashless” exercise of option, as further described under the heading “APPROVAL OF THE AMENDED STOCK OPTION PLAN” below.

CHANGE OF CONTROL PROVISIONS

Are there any adjustment provisions under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, if there is a change of control of the Corporation, all unvested Common Shares held in trust for an Eligible Employee shall be immediately deliverable to the Eligible Employee. The Corporation’s contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution based on the Current Market Value (as defined in the Employee Share Purchase Plan) of the Common Shares on the date of the change of control prior to the completion of the transaction which results in the change of control and that such Common Shares shall be immediately delivered to the Eligible Employees.

In addition, in the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the committee authorized by the Board to oversee the Employee Share Purchase Plan in the number of Common Shares available under the Employee Share Purchase Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Employee Share Purchase Plan.

The Stock Option Plan

Under the Stock Option Plan, if there is a change of control of the Corporation, all unvested stock options outstanding at the time of the change of control shall vest and become immediately exercisable.

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Under the Stock Option Plan, in the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in capital stock of the Corporation, then each participant holding an option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all Shareholders, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the option granted pursuant to the Stock Option Plan within the thirty (30) day period following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

BLACK-OUT PERIODS

Are there any blackout period provisions under the security-based compensation arrangements?

Under the Stock Option Plan, in the event that the term of an option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation’s Securities Trading Policy, as it may be implemented and amended from time to time or within 10 business days thereafter, the option shall expire on the date that is 10 business days following the Blackout Period (as defined in the Stock Option Plan). Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have stock options which expire during the Blackout Period.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan or pension plan providing for payment of benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with its Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, the Corporation will make the following severance payments to its Named Executives:

•	Chair of the Board and Chief Executive Officer: 1.5 x (annual base salary level + average annualized bonus paid or declared in the last two years); and
•	other Named Executives: 1.0 x (annual base salary level + average annualized bonus paid or declared in the last two years).

The Corporation shall also continue all of the Named Executive’s benefits for a corresponding period of time equal to one (1) year (one and a half (1.5) year for the Chair of the Board) from of the cessation of the Named Executive’s employment (the “Extended Benefits Period”). Any RSUs held by the Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The Named Executive shall also be entitled to exercise stock options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.

2018 Management Information Circular	71

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control (“CoC”), the Named Executive will be entitled to the following severance payment (“CoC severance”):

•	Chair of the Board and Chief Executive Officer: 2.0 x (annual base salary level + average annualized bonus paid or declared in the last two years);
•	other Named Executives: 1.5 x (annual base salary level + average annualized bonus paid or declared in last two years); and
•

in the event the CoC event is deemed by the Board of Directors to be “hostile”, CoC severance payments may also be made to Named Executives who voluntarily resigns within 6 months following the "hostile" CoC.

Upon a CoC, all unvested stock options and RSUs vest, irrespective of any performance conditions. The Corporation shall also continue all of the Named Executives’ benefits for a corresponding period of time equal to one and a half (1.5) year (two (2) years for the Chair of the Board).

In addition to any severance payment, the Named Executive will be entitled to the current year short term incentive payment in accordance with the actual achievements for the period they were employed.

Termination by the Corporation Without Cause

If a Named Executive is terminated by the Corporation without cause, such Named Executive will be entitled to:

Compensation(1)	Sean Roosen ($)	Bryan A. Coates ($)	Elif Lévesque ($)	Luc Lessard ($)	André Le Bel ($)
Cash Severance Annual base salary level (2) Average Annualized Bonus(3)	975,000 1,368,750	500,000 647,000	350,000 480,000	500,000 647,000	310,000 423,500
Unvested Equity acceleration Stock Options(4) RSUs(5)	96,976 988,125	36,366 778,064	27,208 555,232	26,296 724,914	26,715 533,350
Benefits Insurance and Others(6)	67,300	61,500	61,100	61,500	60,500
TOTAL	3,496,151	2,022,930	1,473,540	1,959,710	1,354,065

NOTES:

(1)

All amounts are calculated as at December 31, 2017; all Named Executives are entitled to one (1) time (1.5 times for Chair of the Board and Chief Executive Officer), the sum of the Named Executive’s (i) annual base salary level and (ii) average annualized bonus paid or declared in the last two years; they are also entitled to the acceleration of all unvested equity and the maintaining of most benefits for a term of 12 months (18 months for Chair of the Board and Chief Executive Officer). In addition, all Named Executives are also entitled to receive payment of any accrued unpaid vacation. Amounts reflected in the table do not take into consideration any part of the compensation assumed by an investee company of the Corporation.

(2)

As at December 31, 2017, the respective annual base salary level of the Named Executives was as follows: Mr. Roosen: $650,000, Mr. Coates: $500,000, Ms. Lévesque: $350,000, Mr. Lessard: $500,000, and Mr. Le Bel: $310,000.

(3)

For the Named Executives, these amounts reflect one (1) time (1.5 times for the Chair of the Board and Chief Executive Officer) the average annualized bonus paid or declared in the last two years. In addition to any severance payment, the Named Executive will be entitled to the current year short term incentive payment in accordance with the actual achievements for the period they were employed.

(4)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested stock options which would vest during the Extended Benefit Period by the difference between $14.52, being the closing price of the Common Shares of the Corporation on the TSX on December 29, 2017 and the respective exercise price of such options.

(5)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs which would vest during the Extended Benefit Period (also taking into account achievement of all long-term objectives) by $14.52 being the closing price of the Common Shares of the Corporation on the TSX on December 29, 2017.

(6)

These amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 12 months (18 months for the Chair of the Board and Chief Executive Officer); benefits include group insurance (but exclude long-term disability and accidental death and dismemberment benefits) and outplacement benefits in an amount of $50,000 and other benefits.

Termination of Employment Following Change in Control

The Named Executive will be entitled to the following severance payment (i) if they are terminated by the Corporation for reasons other than just cause, including constructive dismissal within 18 months following a CoC, or (ii) if the Named Executives voluntary resign within 6 months following a CoC which has been deemed “hostile” by the Board of Directors of the Corporation:

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Compensation(1)	Sean Roosen ($)	Bryan A. Coates ($)	Elif Lévesque ($)	Luc Lessard ($)	André Le Bel ($)
Cash Severance Annual base salary level (2) Average Annualized Bonus(3)	1,300,000 1,825,000	750,000 970,500	525,000 720,000	750,000 970,500	465,000 635,250
Unvested Equity acceleration Stock Options(4) RSUs(5)	96,976 1,411,344	72,732 1,303,896	54,416 898,788	52,592 1,154,340	53,428 850,872
Benefits Insurance and Others(6)	73,100	67,300	66,700	67,300	65,800
TOTAL	4,706,420	3,164,428	2,264,904	2,994,732	2,070,350

NOTES:

(1)

All amounts are calculated as at December 31, 2017; all Named Executives are entitled to 1.5 time (2.0 times for Chair of the Board and Chief Executive Officer) the sum of the Named Executive’s (i) annual base salary level and (ii) average annualized bonus paid or declared in the last two years they are also entitled to the acceleration of all unvested equity and the maintaining of most benefits for a term of 18 months (24 months for the Chair of the Board and Chief Executive Officer). Amounts reflected in the table do not take into consideration any part of the compensation assumed by an investee company of the Corporation.

(2)

As at December 31, 2017, the respective annual base salary level of the Named Executive was as follows: Mr. Roosen: $650,000, Mr. Coates: $500,000, Ms. Lévesque: $350,000, Mr. Lessard: $500,000, and Mr. Le Bel: $310,000.

(3)

For the Named Executives, these amounts reflect 1.5 times (two (2) times for the Chair of the Board and Chief Executive Officer) the average annualized bonus paid or declared in the last two years. In addition to any severance payment, the Named Executive will be entitled to the current year short term incentive payment in accordance with the actual achievements for the period they were employed.

(4)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested stock options which would vest during the Extended Benefit Period by the difference between $14.52, being the closing price of the Common Shares of the Corporation on the TSX on December 29, 2017 and the respective exercise price of such options.

(5)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs (the vesting of which would be accelerated as a result of such CoC, irrespective of any performance condition) by $14.52 being the closing price of the Common Shares of the Corporation on the TSX on December 29, 2017.

(6)

These amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 18 months (24 months for the Chair of the Board and Chief Executive Officer); benefits include group insurance (but exclude long-term disability and accidental death and dismemberment benefits) and outplacement benefits in an amount of $50,000 and other benefits.

Each of the Named Executives undertakes, following the date of his termination for any reason, not to solicit the Corporation’s agents, administrators, officers, directors, managers or business executives, consultants or employees and to not enter into competition with the Corporation for a period of 12 months.

For greater certainty and notwithstanding anything to the contrary, any payment to be made to a Named Executive as a result of a termination by the Corporation without cause or termination of employment following change in control will be adjusted to take into account the particulars of the employment situation of such Named Executive with investee companies.

Policy on Recovery of Incentive Compensation

In May 2015, the Board, following the recommendation of the Committee, adopted a written Policy on Recovery of Incentive Compensation (the “Policy” - also commonly known as a “Clawback Policy”) which will apply to the Chair of the Board and Chief Executive Officer, the President, Senior Vice Presidents and Vice Presidents (the “Executive Officers”) of the Corporation (including former Executive Officers). While the original text of this Policy allowed the Board, in its discretion, to establish and reserve the right to recover all or portion of awards made only under the short-term incentive program (the “Annual Incentive Compensation”) paid to an Executive Officer with respect to the most recent financial year upon the occurrence of certain events, the Policy was amended in March 2018 to allow the Board, in its discretion, to establish and reserve the right to recover all or portion of (i) an Annual Incentive Compensation and (ii) all cash based and equity based compensation awarded to the Corporation’s Executive Officers (collectively, the “Incentive Compensation”) in direct relation to and upon the occurrence of the following which shall be deemed an event that would require a recalculation:

(i)

such amount received by an Executive Officer was calculated based on, or contingent on, achieving: (a) certain financial results that are subsequently the subject of or affected by a restatement of all or a portion of the Corporation’s financial statements or (b) reported reserves or resources which are subsequently determined to be overstated;

(ii)	an Executive Officer was involved in gross negligence, intentional misconduct or fraud that caused or partially resulted in such restatement, misstatement or overstatement; and

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(iii)	the Incentive Compensation payment received would have been lower had the financial results, production results or reserves and resources been properly reported.

The amended and revised Policy affects future awards made under the short-term and long-term incentive program. Further, Management of the Corporation will continue to monitor, in conjunction with the Committee, the evolution of regulatory framework in Canada with respect to compensation policies and ensure that the Policy is reviewed annually and is properly aligned with Shareholders’ best interests.

SECURITIES OWNERSHIP

Formal securities ownership guidelines (the “Guidelines”) were assented by the Board of Directors on May 6, 2015 in order to further align the long-term interests of the Corporation’s Shareholders and that of its directors and officers. The Guidelines provide direction to non-executive directors, Named Executives and other officers of the Corporation as to the level and amounts of ownership considered satisfactory in meeting the ownership requirements. The ownership requirements can be met through the holding of Common Shares, DSUs and RSUs. The Board of Directors, following the recommendation of the Committee, approved the following method of calculation for the purpose of determining the value of securities held. As such, the holdings are based on the higher of (i) cost of the acquisition or value at the time of grant or (ii) market value at time of determination. With respect to RSUs, only the fixed component (retention based) will be used in determining the value of the holdings.

The following table illustrates the amounts and levels established for the minimum requirement for non-executive directors and Named Executives:

Categories	Securities Ownership Levels (as Multiple of Annual Base Salary Level/Retainer)
Lead director and directors	2 Times Basic Retainer and DSUs
Chief Executive Officer	3 Times Annual Base Salary Level
President and Senior Vice Presidents	2.5 Times Annual Base Salary Level
Executives (other Named Executives)	2 Times Annual Base Salary Level

Newly elected or appointed directors, newly appointed Named Executives and other executives have three years to comply with the ownership requirements starting from the date of approval of the Guidelines or from the date of election or appointment whichever comes last. Likewise, further to a salary increase, each Named Executive whose salary has been so increased shall also have three years to comply with the increased level of ownership requirements deriving from such salary increase, starting from the effective date of such increase. The following table sets out the securities ownership status of non-executive directors, Named Executives and other executives as of March 15, 2018:

The Securities Ownership of Directors, Named Executives and other Executives as of March 15, 2018:

					Securities	Compliance with
		HOLDINGS		Total Value(1)	Ownership	the Guidelines(4)
			No of RSUs		Level(3)
	No of Common		(Fixed Component			Yes / No / Target
Name and Position	Shares	No of DSUs	only)	($)	($)	Date
Françoise Bertrand
Director since November 24, 2014	1,200	36,179	NIL	592,249	$320,000	Yes
Victor H. Bradley
Director since April 30, 2014	3,000	36,385	NIL	620,231	$320,000	Yes
John Burzynski
Director since April 30, 2014	18,805	7,265	11,407	657,156	$320,000	Yes
Pierre D. Chenard						No
Director since September 11, 2017	—	12,379	—	200,742	$320,000	Must comply by September 11, 2020
Christopher C. Curfman
Director since May 4, 2016	5,500	19,708	—	405,158	$320,000	Yes

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					Securities	Compliance with
		HOLDINGS		Total Value(1)	Ownership	the Guidelines(4)
			No of RSUs		Level(3)
	No of Common		(Fixed Component			Yes / No / Target
Name and Position	Shares	No of DSUs	only)	($)	($)	Date
Bryan A. Coates(2)
President since April 30, 2014	131,128	NIL	56,019	2,951,243	$1,500,000	Yes
Joseph de la Plante(2)
Vice President, Corporate
Development since June 30, 2014	4,888	NIL	24,513	465,857	$460,000	Yes
Joanne Ferstman(2)
Lead Director since April 30, 2014	14,500	54,628	NIL	1,083,417	$560,000	Yes
André Gaumond(2)
Director since February 17, 2015	700,634	7,265	19,198	11,747,328	$320,000	Yes
Pierre Labbé(2)
Director since February 17, 2015	6,145	26,518	NIL	534,822	$320,000	Yes
André Le Bel(2)
Vice President, Legal Affairs and
Corporate Secretary since February 17,
2015	37,933	NIL	36,253	1,176,066	$620,000	Yes
Luc Lessard						No
Senior Vice President, Technical						Must comply by
Services since June 30, 2015	27,669	NIL	50,823	1,244,204	$1,250,000	January 1, 2020
Elif Lévesque(2)
Chief Financial Officer and Vice
President, Finance since April 30, 2014	8,069	NIL	38,750	730,791	$700,000	Yes
Oskar Lewnowski						No
Director since July 31, 2017	—	12,379	—	200,742	$320,000	Must comply by July 31, 2020
Vincent Metcalfe(2)						No
Vice President, Investor Relations						Must comply by
Officer since November 9, 2016	4,265	NIL	20,504	378,665	$460,000	January 1, 2020
Charles E. Page
Director since April 30, 2014	55,215	36,385	NIL	1,446,272	$320,000	Yes
Jacques Perron
Director since December 12, 2016	11,590	18,246	NIL	405,185	$320,000	Yes
Sean Roosen
Chair and Chief Executive Officer since
April 30, 2014	426,187	NIL	62,974	7,706,235	$1,950,000	Yes
Frédéric Ruel(2)						No
Vice President, Corporate Controller						Must comply by
Officer since November 9, 2016	3,688	NIL	22,129	397,589	$460,000	January 1, 2020

NOTES:

(1)

As provided in the Guidelines, the value of holdings is based on the higher of: (i) the cost of acquisition or the value at the time of grant; or (ii) the market value at the time of determination of compliance with the Guidelines. Accordingly, given that the closing price on March 15, 2018 was $12.51, the value of Common Shares, DSUs and RSUs was based on the market value upon the date of grant or acquisition for the purpose of determining compliance with the Guidelines.

(2)

Further to the closing by the Corporation of its $300 million offering of convertible senior unsecured debentures on November 3, 2017, the following directors, Named Executives and other executives subscribed, directly or indirectly, in said financing however, their respective investment is not taken into account in determining their compliance with the Guidelines: Joanne Ferstman: $100,000, André Gaumond: $200,000, Pierre Labbé: $25,000, Bryan A. Coates: $205,000, Elif Lévesque: $50,000, André Le Bel: $25,000, Joseph de la Plante: $25,000, Vincent Metcalfe: $30,000 and Frédéric Ruel: $50,000.

(3)	For Named Executives and other executives, the level of securities ownership level is based on salaries effective as of January 1st, 2017.
(4)

As a result of the salary increase, each Named Executive and other executive shall now have a three-year period to comply with new securities ownership level, the three-year period commencing on January 1st, 2017.

(5)	The value of the Common Share holding of Mr. Roosen exceeds his security ownership level.

As at March 15, 2018, the aggregate value of the total number of securities held by non-executive directors, Named Executives and other executives (including only the fixed component of RSUs) represents a value of $32,943,954.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. A description of the Corporation’s corporate governance practices is set out below in response to the requirements of Regulation 58-101 respecting Disclosure of Corporate Governance Practices and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”.

2018 Management Information Circular	75

Majority Voting and Director Resignation Policy for Election of Directors

The Majority Voting and Director Resignation Policy for uncontested director elections is in effect since April 2014 and was last amended on March 30, 2016 to reflect comments received from the TSX. Under such policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of Shareholders, the director shall promptly tender his or her resignation for consideration by the Governance and Nomination Committee and the Board. The Governance and Nomination Committee will consider such resignation and make a recommendation to the Board of Directors. The policy is available on the Corporation’s website at www.osiskogr.com.

Composition of the Board of Directors

As of March 19, 2018, the Board of Directors consists of a majority of independent directors given that, of the twelve (12) directors currently serving on the Board of Directors, nine (9) are considered independent directors. Messrs. Victor Bradley and Jacques Perron, currently independent directors of the Corporation, are not part of the nominees that are being proposed as directors for election by the Shareholders at the Meeting, and therefore the size of the Board of Directors will be reduced to ten (10) directors.

The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually and on other information reviewed on an ongoing basis.

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non-executive directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Corporation adopted on March 30, 2016 a policy regarding the tenure on the Board of Directors (the “Board Tenure Policy”).

The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing non-executive directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation’s Policy regarding the diversity of the Board of Directors (as more fully described below).

In order to assist the Governance and Nomination Committee and the Board in succession-planning for non-executive directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

(a)	such director has served 12 years following the later of (i) March 30, 2016 and (ii) the date on which the director first began serving on the Board (the “Term Limit”); or

(b)

such director has reached the age of 72 years old on or before the date of the annual or special meeting of shareholders of the Corporation called in respect of the election of directors (the “Retirement Age”);

provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such Director reaches the Retirement Age (collectively the “Board Tenure Limits”).

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Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive Director who has yet to be elected annually for the fifth consecutive time by the Shareholders in accordance with the Corporation’s Majority Voting and Director Resignation Policy. Once a non-executive Director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such Director has continued to receive solid annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

(a)	the Director has received positive annual performance assessments;

(b)	the Governance and Nomination Committee believes it is in the best interests of the Corporation that the Director continues to serve on the Board; and

(c)	the Director has been re-elected annually by the Corporation’s Shareholders in accordance with the Corporation’s Majority Voting and Director Resignation Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the Governance and Nomination Committee.

In addition, directors are expected to inform the Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such Director’s continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such Director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation’s website at www.osiskogr.com.

Independence of Directors - Majority of Directors is Independent

The Board has approved independence standards that require that a majority of its directors be independent. The independence of a director is determined in accordance with Regulation 52-110 or Regulation 58-101 further to voluntary disclosure by each director. Furthermore, the Board of Directors may determine that a director has no material relationship with the Corporation, including as a partner, Shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Canadian Securities Administrators director independence rules. The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that seven (7) of the ten (10) nominees proposed for election as directors have no material relationship with the Corporation and are, therefore, independent.

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The following table indicates the independence status of each of the ten (10) nominees for election to the Board of Directors:

Name	Independent	Non- Independent	Reason for Non-Independence
Françoise Bertrand	✓		N/A
John Burzynski		✓	Senior Vice President, New Business Development of the Corporation until August 2016
Pierre D. Chenard	✓		N/A
Christopher C. Curfman	✓		N/A
Joanne Ferstman	✓		N/A
André Gaumond		✓	Senior Vice President, Northern Development of the Corporation until November 2016
Pierre Labbé	✓		N/A
Oskar Lewnowski	✓		N/A
Charles E. Page	✓		N/A
Sean Roosen		✓	Chair of the Board and Chief Executive Officer of the Corporation

Messrs. John Burzynski and André Gaumond are not independent directors, given that they were Executive Officers of the Corporation in 2016. Mr. Roosen is also a non-independent director given his position as Chair of the Board and Chief Executive Officer.

Furthermore, in connection with the listing of the shares of the Corporation on the NYSE on July 6, 2016, the Corporation ensured that at least a majority of its directors satisfied the director independence requirements under Section 303A.02 of the NYSE corporate governance standards. On an annual basis, the Board of Directors will review and determine as to the independence of each director for both Canadian and U.S. purposes.

The NYSE requires the Corporation, as a “foreign private issuer” that is not required to comply with all of the NYSE’s corporate governance standards applicable to U.S. domestic issuers, to disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. Except for one practice relating to internal audit function, the differences between the Corporation’s practices and those required by the NYSE rules applicable to U.S. domestic issuers are not significant. The statement of differences can be found on the Corporation’s website at osiskogr.com/en/governance-2/osisko-practices-and-nyse-rules/.

Non-Independent Chair of the Board

The Board of Directors is led by an executive and non-independent Chair; Mr. Sean Roosen was appointed to act as Chair and serve on the Board of Directors of the Corporation in April 2014.

The Chair of the Board takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the Management, the development and the effective performance of the Board, and provides leadership to the Board for all aspects of the Board’s work.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Chair of the Board include the following: (i) presiding at all meetings of the Shareholders and of the Board; (ii) planning and organizing the activities of the Board in consultation with Management including the preparation for, and the conduct of, Board meetings, as well as the quality, quantity and timeliness of the information that goes to the Board; (iii) during Board meetings, encouraging full participation and discussion by individual directors, stimulating debate, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded; (iv) fostering ethical and responsible decision making by the Board and its individual members; (v) providing advice, counsel and mentorship to the President and fellow members of the Board; (vi) acting as principal liaison between the directors and the President on sensitive issues; (vii) ensuring minutes of the Board meetings are available in a timely manner; (viii) ensuring committees of the Board report to the Board on their activities; (ix) assisting the Board Committees and Committee Chairs to bring important issues forward to the Board for consideration and resolution; and (x) carrying out other responsibilities at the request of the Board.

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Independent Lead Director of the Board

The Board of Directors is led by a non-executive and independent Lead Director, which contributes to the Board’s ability to function independently of Management of the Corporation. Ms. Joanne Ferstman was appointed to act as the Lead Director and serve on the Board of Directors of the Corporation in April 2014.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Lead Director of the Board include the following: (i) providing leadership to ensure that the Board functions independently of Management of the Corporation and other non-independent directors; (ii) providing leadership to foster the effectiveness of the Board; (iii) working with the Chair to ensure that the appropriate committee structure is in place and assisting the Corporate Governance and Nomination Committee in making recommendations for appointment to such committees; (iv) recommending to the Chair items for consideration on the agenda for each meeting of the Board; (v) commenting to the Chair on the quality, quantity and timeliness of information provided by Management to the independent directors; (vi) calling, where necessary, the holding of special meetings of the Board, outside directors or independent directors, with appropriate notice, and establishing agenda for such meetings in consultation with the other outside or independent directors, as applicable; (vii) in the absence of the Chair, chairing Board meetings, including, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; in addition, chairing each Board meeting at which only outside directors or independent directors are present; (viii) consulting and meeting with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and representing such directors, where necessary, in discussions with Management of the Corporation on corporate governance issues and other matters; (ix) working with the Chair of the Board and Chief Executive Officer and the President to ensure that the Board is provided with the resources, including external advisers and consultants to the Board as considered appropriate, to permit it to carry out its responsibilities and bringing to the attention of the Chair of the Board and Chief Executive Officer and the President any issues that are preventing the Board from being able to carry out its responsibilities; (x) conducting peer reviews through a process involving meeting with each director individually; these peer reviews will be conducted to coincide with the formal survey of board effectiveness; (xi) ensuring non-management directors discuss among themselves, without the presence of Management, the Corporation’s affairs.

Policy regarding the diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On March 30, 2016, the Board adopted a policy regarding the diversity of the Board of Directors (the “Diversity Policy”) relating to candidate selection based on experience and expertise to achieve effective stewardship and management.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board which will assist the Corporation to achieve its long-term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. To ensure sound corporate governance, the Governance and Nomination Committee is guided by the following principles in recommending candidates to the Board of Directors:

2018 Management Information Circular	79

i)

ensuring that the Board of Directors of the Corporation is composed of directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to the management of the Corporation, the conduct of its business and the orientation of its development;

ii)	seeking a balance in terms of the knowledge and competencies of directors to ensure that the Board of Directors can fulfil its role in all respects; and

iii)

to the extent practicable, seeking directors who represent different genders, ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

The Corporation has set an objective of reaching 40% representation of women on the Board of Directors by December 2019. In order to achieve this goal, the Governance and Nomination Committee shall:

•

maintain an evergreen list of potential candidates for election to the Board of Directors which list includes parity between men and women candidates; this list shall take into account that qualified candidates may be found in a broad array of organizations;

•	periodically assess the effectiveness of the nomination process at achieving the Corporation’s diversity objectives outlined in this Policy; and

•

in order to support the specific objective of gender diversity, considers the level of representation of women on the Board and ensures that women are included in the short list of candidates being considered for a Board position.

When identifying potential candidates for the Board of Directors, the Governance and Nomination Committee considers the selection criteria approved by the Board, as well as its analysis of the Board’s needs based on the above criteria. These selection criteria are reviewed periodically.

The Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation’s management information circular. A copy of the Diversity Policy is available on the Corporation’s website at www.osiskogr.com.

Up to the appointment of Messrs. Oskar Lewnowski and Pierre D. Chenard to the Board of Directors as respective representative of Orion and the Caisse, Ms. Joanne Ferstman and Ms. Françoise Bertrand represented 20.0% of the directors. As of March 19, 2018, they represent 16.7% of the current twelve directors and 20.0% of the nominee for the election at the Meeting.

In March 2017, the Chair and Chief Executive Officer became a member of the “30% Club”. The “30% Club” promotes gender balance on boards to encourage better leadership and governance. In addition, the “30% Club” also aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

Policy regarding the diversity in corporate talent

The Corporation is committed to diversity among its Management team. On November 9, 2016, the Board adopted a policy regarding the diversity in corporate talent (the “Management Diversity Policy”) relating to candidate selection based on merit in order to select the best person to fulfill each position within the organization. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of its team provide the necessary range of perspectives, experience and expertise required to achieve corporate objectives.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning company which will assist the Corporation to achieve its long-term goals.

80	2018 Management Information Circular

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Corporation.

The purpose of the Management Diversity Policy is to communicate the importance the Corporation places on the diversity within its organization.

The Corporation believes that diversity enriches discussion and performance of the team in the pursuit of its short and long-term corporate objectives. As part of its strategy to recruit and maintain a diversified organization, it will:

•	promote diversity within its team, with particular emphasis on gender diversity;
•	promote the contribution of women to the success of the organization;
•	assist in the development of women within the organization through training, inside sponsorship and outside mentoring;
•	ensure that for every open position within the organization, at least one female be considered as a potential candidate;
•	actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity; and
•	provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation aims to have 25% of officer and Senior Management roles being held by women by 2020.

Senior Management will report annually to the Committee on its Gender Diversity Program, including:

i.	gender distribution of employees;
ii.	corporate participation on initiatives (internal and external) to promote gender diversity; and
iii.	current trends in Diversity Programs.

The Corporation will also report externally on its performance in the application of Diversity Programs.

The Management Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation’s management information circular. A copy of the Management Diversity Policy is available on the Corporation’s website at www.osiskogr.com.

Currently, one women is an executive officer of the Corporation, which represents 12.5% of the executive Management team. The same person is also part of the Named Executives, which represents 20% of the Named Executives and 30% of the C-Suite.

Board’s Skills Matrix

The Governance and Nomination Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long-term and identifying new candidates to stand as nominees for election or appointment as directors.

The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board.

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The Governance and Nomination Committee reviews annually the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses:

	SKILLS
Directors	Months of Directorship	Financial(1)	M&A(2)	Technical/ Mining(3)	Government Relations(4)	International(5)	Governance(6)	Human Resources(7)	Sustainability(8)	Management(9)
Françoise Bertrand Age: 69	40				✓		✓	✓	✓	✓
John Burzynski Age:54	47	✓	✓	✓	✓	✓	✓		✓	✓
Pierre D. Chenard Age: 57	6	✓	✓	✓	✓	✓	✓	✓	✓	✓
Christopher C. Curfman Age: 66	22	✓	✓	✓		✓	✓	✓	✓	✓
Joanne Ferstman Age: 50	47	✓	✓				✓	✓		✓
André Gaumond Age:56	37	✓	✓	✓	✓		✓	✓	✓	✓
Pierre Labbé Age: 52	37	✓	✓	✓		✓	✓			✓
Oskar Lewnowski Age: 52	8	✓	✓	✓	✓	✓	✓	✓	✓	✓
Charles E. Page Age: 66	47	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sean Roosen Age: 54	47	✓	✓	✓	✓	✓	✓	✓	✓	✓

NOTES:

(1)	Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)

Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.

(3)

Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) understanding of marketing of metals.

(4)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).
(5)

International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non-Canadian jurisdictions.

(6)	Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.
(7)

Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(8)

Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(9)	Management: Ability to plan, operate and control various activities of a business.

Other Reporting Issuer Memberships

The table below sets forth the name of each nominee director of the Corporation who is currently a director of another organization that is a reporting issuer as also described under the Section entitled “Election of Directors” in this Circular.

Other Directorships

As part of its business model and in connection with its strategic investments made in other companies, either by acquiring equity interests, purchasing royalties, royalty options or otherwise, the Corporation generally expects from its directors and officers to be actively involved within such investee companies, which may include becoming a member of the board of directors of such investee companies. The Corporation acknowledges that a director or an officer serving on too many public boards of directors might be “overboarded”. Consequently, all directors and officers of the Corporation must submit to the Governance and Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.

As a general guideline, the Governance and Nomination Committee of the Corporation will consider that a director or officer of the Corporation should be regarded as “overboarded” if he or she:

(a)	has attended fewer than 75% of the Corporation’s Board and Committee meetings held within the past year without a valid reason for the absences;

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and

(b)

(i)	is the President or Chief Executive Officer of the Corporation, he or she sits on more than two (2) outside public company board, in addition to the Corporation; or

(ii)	if not the President or Chief Executive Officer of the Corporation, sits on more than five (5) public company boards, in addition to the Corporation.

In determining what is an “outside public company board”, the Governance and Nomination Committee specifically excludes investee companies for the reason that becoming a director of such companies is crucial in order to oversee and supervise the Corporation’s investment in such investee companies. This representation allows the Corporation to protect its Shareholders’ interests.

Furthermore, in November 2015, the Governance and Nomination Committee recommended to amend the Chief Executive Officer’s position description to include that, as part of the duties of the Chief Executive Officer of the Corporation, he shall, as applicable (i) become a member of the board of directors of such investee companies or (ii) delegate such duty to an officer of the Corporation. This recommendation was subsequently approved by the Board of Directors. Such investee companies with respect to which the Chief Executive Officer is a board member are, for the greater part, junior exploration companies which only hold a small number of meetings per year and generally do not deal with complex operating issues.

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Françoise Bertrand	None
Victor H. Bradley	Sunvest Minerals Corp.	Mining Company	TSX-V — SSS	Chair of the board of directors
John Burzynski	Barkerville Gold Mines Ltd. – Investee Company	Mining Company	TSX-V — BGM	Technical Committee
	Osisko Metals Incorporated – Investee Company	Mining Company	TSX-V — OM	—
	Osisko Mining Inc. – Investee Company	Mining Company	TSX — OSK	—
	Strongbow Exploration Inc. – Investee Company	Mining Company	TSX-V — SBW	—
Pierre D. Chenard	None
Christopher C. Curfman	None
Joanne Ferstman	Dream Office REIT	Real Estate Company	TSX — D.UN	Audit Committee – Chair
	Dream Unlimited Corp.	Real Estate Company	TSX — DRM	Audit Committee – Chair Organization, Design and Culture Committee Leaders and Mentors Committee
	Cogeco Communications Inc.	Communications and Media	TSX — CCA	Audit Committee – Chair
André Gaumond	Altius Minerals Corporation	Mining Company	TSX — ALS	—
	Harfang Exploration Inc.	Mining Company	TSX-V — HAR	—
	Junex Inc.	Oil and Gas Company	TSX-V — JNX	—
Pierre Labbé	Agility Health, Inc.	Health	TSX-V — AHI	Audit Committee Compensation Committee
Charles E. Page	Unigold Inc.	Mining Company	TSX-V — UGD	Audit Committee Compensation Committee Corporate Governance and Nominating Committee Technical Committee

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Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
	Wesdome Gold Mines Ltd.	Mining Company	TSX-V — WDO	Chair of the Board of Directors Audit Committee Compensation and Human Resources Committee Technical, Safety and Sustainability Committee
Jacques Perron	Centerra Gold Inc.	Mining Company	TSX — CG	Sustainable Operations Committee Risk Committee
Sean Roosen	Barkerville Gold Mines Ltd. – Investee Company	Mining Company	TSX-V — BGM	Co-Chair of the board of directors
	Condor Petroleum Inc.	Oil and Gas Company	TSX — CPI	Compensation Committee - Chair Nominating and Corporate Governance Committee - Chair
	Dalradian Resources Inc. – Investee Company	Mining Company (metals and minerals)	TSX — DNA	Safety, Health and Environmental Affairs Committee
	Falco Resources Ltd. – Investee Company	Mining Company	TSX-V — FPC	Chair of the board of directors
	Osisko Mining Inc. – Investee Company	Mining Company	TSX — OSK	Co-Chair of the board of directors

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the Human Resources Committee or Board of Directors of the Corporation. However, there is an interlocking relationship with two non-independent directors: Messrs. Roosen and Burzynski whom both serve on the board of directors of Osisko Mining and Barkerville. The Board assessed the interlock and determined that there was no conflict or other concerns for the Corporation.

Independent Directors Meetings

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance. However, where deemed necessary by the independent directors, the independent directors do hold in-camera sessions exclusive of non-independent directors and members of Management, which process facilitates open and candid discussion amongst the independent directors. A private session is included in every agenda of every board and committee meeting.

Record of Attendance

During the 2017 financial year, the Board of Directors held 14 meetings, the Audit Committee held 6 meetings, the Human Resources Committee held 4 meetings, the Governance and Nomination Committee held 4 meetings, the Sustainability Committee held 1 meeting in 2017 and no meetings were held by the Investment Committee as a result of its recent creation. Overall the combined director attendance at meetings of the Board and its standing Committees was 96%. A record of attendance of each director at Board and Committee meetings held for the financial year ended on December 31, 2017 is set out under heading “2017 Board and Committee Attendance Record” of this Circular.

Board Mandate

The Corporation’s Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by Management. The Corporation’s Board’s consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The Corporation’s Board delegates to Management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation’s business in the ordinary course, managing the Corporation’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Corporation’s Board also looks to Management to provide recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Corporation’s Board has a written mandate governing its operation, a copy of which is attached in this Circular as Schedule “A”.

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Position Descriptions

The Board has developed written position descriptions for the Chair of the Board and the Chairs of the Board Committees, as well as one for the Lead Director and the Chief Executive Officer. Such position descriptions can be found on the Corporation’s website at www.osiskogr.com.

Orientation and Continuing Education

To facilitate the process of the orientation of new directors and to provide easily access documentation to current directors, the Corporation has developed a Directors’ Handbook. This reference guide provides information related to:

i.	The Corporation and its activities;
ii.	Structure of assets (royalties, streams and offtakes);
iii.	Strategic plan;
iv.	Corporate policies;
v.	Information on the mining industry and royalty business;
vi.	Site visits
vii.	Board and Committee Charters; and
viii.	Information on directors and officers of the Corporation.

Throughout the year, the Board and Committee Members receive formal presentations by Management and external advisors, and are provided documentation from various advisors and consultants on various topics, including:

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•	Mineral royalty sector;
•	Commodity prices;
•	Mining industry opportunities and risks;
•	Current governance issues;
•	Talent management;
•	Economic forecasts;
•	Mining company performance;
•	Reports on the Corporation by investment dealer analysts;
•	Feedback from institutional and retail Shareholders;
•	New developments in financial accounting and reporting controls;
•	Financial reporting and risks; and
•	Updates on political matters.

Furthermore, the Corporation is a corporate member of the Institute of Corporate Directors (“ICD”) and each member of the Board of Directors receive educational material from the ICD and may attend their conferences. The fees for attending conferences and educational sessions are reimbursable by the Corporation.

Listed below are education events attended by directors of the Corporation during the year:

Director	Month	Topic
John Burzynski:
Attendee	02/2017	BMO Conference (Hollywood, Florida) – Hosted by BMO Capital Markets.
Attendee	04/2017	European Gold Forum (Zurich) – Hosted by Denver Gold Group.
Attendee	09/2017	2017 Precious Metals Summit (Colorado) – Hosted by Precious Metals Summit Conferences, LLC.
Attendee	11/2017	2017 Precious Metals Summit (Zurich and London) – Hosted by Precious Metals Summit Conferences, LLC.
Attendee	12/2017	Scotiabank Mining Conference – Hosted by Scotiabank.
Joanne Ferstman:
Speaker	05/2017	Mining Conference − Hosted by Ernst & Young.
Attendee	06/2017	Rules vs Principles − Presented by PricewaterhouseCoopers LLP.
Attendee	09/2017	Real Estate Forum − Presented by the Canadian Public Accountability Board.
Attendee	10/2017	Information Technology Security − Presented by CableLabs.
Attendee	10/2017	Toronto Global Forum − Hosted by International Economic Forum.
Attendee	11/2017	Audit Quality Indicators Roundtable − Hosted by the Canadian Public Accountability Board.
Attendee	11/2017	How board of directors can improve responses to technological, geopolitical and environmental factors – Presented by Chartered Professional Accountants Canada.
Presenter	12/2017	Women on Mining boards – Hosted by Ernst & Young.

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Director	Month	Topic
André Gaumond:
Attendee	10/2017	Exploration Conference – Hosted by the Québec Mineral Exploration Association.
Attendee	11/2017	Philanthropy Forum – Hosted by the Institut Mallet.
Attendee	11/2017	Mining Conference – Hosted by Ministry of Energy and Natural Resources.
Pierre Labbé:
Attendee	08/2017	International Financial Reporting Standards – Canadian public company financial reporting update – Presented by Chartered Professional Accountants Canada.
Attendee	08/2017	Review of Fundamental Concepts for CPA’s responsible for the management of human resources of the organization – Presented by Ordre des Comptables Professionnels Agréés du Québec.
Director	Month	Topic
Jacques Perron:
Attendee	02/2017	BMO Conference (Hollywood, Florida) – Hosted by BMO Capital Markets.
Attendee	06/2017	Why Governance matters – Presented by ICD.
Attendee	09/2017	2017 Precious Metals Summit (Colorado) – Hosted by Precious Metals Summit Conferences, LLC.
Attendee	09/2017	Denver Gold Forum / Exploration and Development – Hosted by Denver Gold Group.
Attendee	10/2017	Successful Integration of People, Teams and Cultures in M&As and JVs – Hosted by ICD.
Attendee	10/2017	Chairing the board video - Episode 1 – Hosted by ICD.
Attendee	10/2017	Trends in M&A and Securities Legislation – Hosted by Cassels Brock.
Attendee	11/2017	Chairing the board video - Episodes 2, 3 and 4 – Hosted by ICD.
Sean Roosen:
Speaker	02/2017	BMO Conference (Hollywood, Florida) – Hosted by BMO Capital Markets.
Speaker	04/2017	European Gold Forum (Zurich) – Hosted by Denver Gold Group.
Speaker	05/2017	Global Metals, Mining and Steel Conference (Barcelona) – Hosted by Bank of America Merrill Lynch.
Speaker	07/2017	Natural Resource Symposium (Vancouver) – Hosted by Sprott Natural Resource Symposium – “Exploration and What is to come”.
Speaker	09/2017	Denver Gold Forum / Exploration and Development – Hosted by Denver Gold Group. – “The Growth-Oriented Royalty Company”.
Speaker	11/2017	NorthWind Annual Mining Forum (Cambridge) – Hosted by NorthWind Professional Institute. – “Osisko 3 years later”.

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Director	Month	Topic
Speaker	11/2017	Mines and Money (London) – Hosted by Mines and Money – CEO Panel: “What are the exploration business models that will drive success and growth in the new mining life cycle?”
Speaker	12/2017	Scotiabank Mining Conference – Hosted by Scotiabank – “Not Another Royalty Panel”.

Ethical Business Conduct

The Board has adopted a Code of Ethics (the “Code of Ethics”) applicable to all of its directors, officers and employees.

The Code of Ethics communicates to directors, officers and employees’ standards for business conduct in the use of Osisko time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Ethics and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times on Osisko business. The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics. Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the Vice President, Finance and Chief Financial Officer or to the Vice President, Legal Affairs and Corporate Secretary and can be reported anonymously. The Vice President, Finance, Chief Financial Officer and the Vice President, Legal Affairs and Corporate Secretary will report to the Audit Committee which will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation.

The Chair of the Board and Chief Executive Officer and the Governance and Nomination Committee are responsible for promoting a corporate culture which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation. The Corporation’s Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation’s Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

The Corporation’s Code of Ethics provides that directors, officers and employees must avoid conflicts of interest, both real and perceived. In practice, should a director have a material interest or be otherwise in conflict of interest as regards a transaction or agreement considered by the Board, he must disclose his conflict of interest and withdraw from any discussions, assessment or decision related to the particular transaction or agreement.

In the event any transactions or agreements are contemplated in respect of which a director or Executive Officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

In addition, the Board has established under the Corporation’s Internal Whistle Blowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or related matters submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters. To help in this process, the Corporation established an Ethics Line, which is a phone and Internet-based reporting system (1-844-687-8700 or ethics@osiskogr.com). All communications are forwarded directly to the Chair of the Audit Committee and to the Vice President, Legal Affairs and Corporate Secretary.

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There has been no material change reports filed that pertain to any conduct of a director or Executive Officer that constitutes a departure from the Code of Ethics.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Code of Ethics is available on the Corporation’s website at www.osiskogr.com.

Committees of the Board

The Board has established five standing committees, namely: the Audit Committee, the Governance and Nomination Committee, the Human Resources Committee, the Sustainability Committee and the Investment Committee which was recently formed. Following is a description of the authority, responsibilities, duties and function of such committees.

Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation’s corporate governance and nomination matters.

The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas. The Chair of the Governance and Nomination Committee is also responsible to conduct the Corporation’s outreach program toward Shareholders and stakeholders.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for director and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual directors.

The Governance and Nomination Committee met three times during the most recently completed financial year. Since November 6, 2017, the Governance and Nomination Committee is composed of the following five (5) independent directors:

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Work Performed by the Governance and Nomination Committee

The following summarizes the work highlights performed by the Committee in 2017 and beginning of 2018:

•	reviewed and recommended approval by the Board of Directors of the 2017 management information circular;
•	reviewed and recommended approval by the Board of Directors of the amended and restated shareholder rights plan;
•	reviewed the 2017 Shareholder voting rights results;
•	reviewed and approved the Board assessment questionnaire and assessment process;
•	reviewed Management’s practices in maintaining open and transparent communications with the Board;
•	reviewed the skills matrix of the members of the Board;
•	reviewed the Corporation’s Cross Directorships guidelines;
•	reviewed and approved a list of outside directorships held by officers of the Corporation;
•	reviewed the Corporation’s disclosure on regulatory filings on to assess any potential conflict and related party transactions;
•	reviewed and recommended approval by the Board a directors and officers investment policy;
•	reviewed the directors’ 2017 and 2018 education program;
•	performed and reviewed the 2017-2018 Shareholder outreach program;
•	reviewed and recommended approval by the Board of Directors the formation of an Investment Committee and reviewed and recommended approval by the Board of Directors of a Charter for such committee;
•	reviewed the position descriptions of the Chair of the Board, the Lead Director and the Committee Chair;
•	reviewed the position description of the Chief Executive Officer;
•	reviewed the Charter of the Governance and Nomination Committee;
•	reviewed and approved the Governance and Nomination Committee Annual Work Program;
•	reviewed the Charter of the Board of Directors;
•	reviewed and recommended to the Board to approve changes to the Code of Ethics;
•

reviewed the Majority Voting and Director Resignation Policy, the Securities Trading Policy, the Diversity Policy, the Policy regarding Tenure on the Board of Directors and the Policy regarding the diversity in corporate talent;

•	reviewed and recommended approval by the Board of Directors of the 2018 Circular;
•	reviewed the Board self-assessment and evaluation;
•	reviewed the list of directorship of public companies held by senior officers and members of Management of the Corporation as representative of the Corporation;
•	reviewed the Corporation’s governance practices;
•	reviewed the Board composition;
•	reviewed the evergreen list of candidates for election to the Board and recommended a “short list” of candidates;
•	interviewed candidates and recommended their appointment; and
•

through an ongoing Shareholders outreach program on governance, the Chair of the Governance and Nomination Committee and Management met with and solicited input from Shareholders to receive feedback on governance and strategic issues.

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Audit Committee

The Audit Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of the Corporation’s financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of the Corporation’s risk identification, assessment and management program; and (vi) in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by Management as to non-audit services provided by the auditors to the Corporation.

The Board has adopted the Audit Committee Charter, mandating the role of the Audit Committee in supporting the Board in meeting its responsibilities to Shareholders.

The Audit Committee met six (6) times during the most recently completed financial year. Since May 4, 2017, the Audit Committee is composed of the following four (4) independent directors:

Work Performed by the Audit Committee

The following summarizes the work highlights performed by the Audit Committee in 2017 and beginning of 2018:

•	reviewed and recommended approval by the Board of Directors of proposed changes to the Audit Committee Charter;
•	reviewed Management’s report on the Corporation’s Risk Evaluation Review for the year 2017 with quarterly updates;

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•	reviewed and recommended approval by the Board of Directors of proposed changes to the Corporation’s Delegation of Authority Policy;
•	reviewed and approved the Corporation’s auditors’ Audit Plan;
•	reviewed the Corporation’s internal audit function;
•	reviewed and recommended approval by the Board of Directors of proposed changes to the Corporation’s Investment Policy;
•	reviewed and recommended approval by the Board of Directors of proposed changes to the Corporation’s Disclosure Policy;
•	reviewed the Corporation’s financial group review for development and succession planning;
•	reviewed and approved a policy on procedures for approval of audit and non-audit services by external auditor;
•	reviewed the Corporation’s review process in determining related party transactions;
•	reviewed and recommended approval by the Board of Directors of the financial statements, management’s discussion and analysis and press releases for the period ended December 31, 2016 and 2017;
•	reviewed and recommended approval by the Board of Directors of the quarterly financial statements, management’s discussion and analysis and press releases related thereto;
•	reviewed and recommended approval by the Board of Directors of the unaudited pro forma condensed consolidated financial statements in connection with the Orion Transaction;
•	reviewed the Corporation’s corporate structure following the closing of the Orion Transaction;
•	monitored compliance requirements with the Securities and Exchange Commission and the New York Stock Exchange;
•	considered and recommended to the Board of Directors the appointment of the auditors of the Corporation;
•	reviewed the efficiency of the Audit Committee;
•	reviewed the Corporation’s internal controls and compliance certifications on quarterly basis;
•	reviewed and approved audit and non-audit work fees;
•	reviewed the possibility of presenting its financials in the U.S. currency;
•	reviewed the Corporation’s report on cash management;
•	reviewed the Corporation’s Information Technology related activities;
•	reviewed the Corporation’s insurance coverage;
•	reviewed the Corporation’s tax matters;
•	reviewed the Corporation’s accounting policies;
•	reviewed documentation provided by Management on continuing education;
•	reviewed and monitored whistle blowing and litigation matters; and
•	met with the Auditors of the Corporation on a quarterly basis.

Additional reference is made to the Section entitled “Audit Committee” of the Corporation’s Annual Information Form (“AIF”) that contains the information required by section 5.1 of Form 52-110F1 of Regulation 52-110. The Corporation’s AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of same will be provided free of charge, upon request, to any Shareholder of the Corporation.

Human Resources Committee

The Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation’s objectives with the view to attracting and retaining the best qualified management and employees. The Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.

The Human Resources Committee met four (4) times during the most recently completed financial year. Since February 17, 2015, the Human Resources Committee is composed of four (4) independent directors:

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The work performed by the Committee is disclosed under heading “Work Performed by the Human Resources Committee” of this Circular.

Sustainability Committee

The Sustainability Committee is responsible for overseeing various aspects of the activities of the Corporation in respect of the work environment (occupational health and safety), the human environment (corporate social responsibility matters), the physical environment (environmental matters), and socially responsible investing.

The Committee has the general mandate (i) to consider and evaluate all aspects of the Corporation’s occupational health and safety, corporate social responsibility, environmental matters and socially responsible investing; (ii) to recommend to the Board the steps to be taken in connection with these four (4) areas of activity; and (iii) to oversee the implementation and administration of corporate policies and guidelines adopted by regulatory authorities and the Board with respect to occupation health and safety, corporate social responsibility, environmental matters and socially responsible investing.

The Sustainability Committee held a meeting during the most recently completed financial year. Since May 4, 2017, the Sustainability Committee is composed of five (5) directors, two (2) of whom are independent:

Work Performed by the Sustainability Committee

The following summarizes the work highlights performed by the Sustainability Committee in 2017 and beginning of 2018:

•	reviewed Management’s undertakings in sustainable development;
•	reviewed the Corporation’s donations, involvement in the Canadian mineral industry education and sponsorships;
•	reviewed the Corporation’s 2017 and 2018 Sustainability Program;
•	reviewed the role of the Sustainability Committee and the frequency of meetings that should be required of such committee;
•	reviewed the composition of the Sustainability Committee, its Charter and approved the 2017 Work Program;
•	reviewed the Corporation’s efforts on projects and mines where it has a direct investment;
•	reviewed the Corporation’s relationship with government authorities and the various communities;
•	reviewed the Corporation’s undertakings in supporting health and economic development;

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•	reviewed the Corporation’s training and development initiatives with employees and the development of women within the rankings of the organization and within the investee companies;
•	reviewed the awards and recognitions received during 2017 for best chief executive officer in North America, for best transaction globally in connection with the Orion Transaction; and
•	reviewed Management’s proposed framework for the monitoring of activities in investee companies, royalties and stream operations.

Investment Committee

The Investment Committee is responsible for reviewing and approving investments between $20 and $50 million in royalties, streams or offtakes. The Investment Committee was formed further to the Orion Transaction to eliminate the potential for conflicts regarding investment opportunities.

The Investment Committee has the general mandate to: (i) evaluate and approve investments in royalties, streams and offtakes within the investment range of $20 million to $50 million; (ii) monitor the investment opportunities identified by Management within the range of investment; (iii) review annually its Charter and evaluation its effectiveness in fulfilling this mandate; and (iv) perform such other duties as may from time to time be assigned to the Investment Committee by the Board of Directors. This mandate excludes the review and approval of investments with related parties.

As a result of its recent formation, the Investment Committee did not hold any meetings during the most recently completed financial year. The Investment Committee is composed of three (3) directors, one (1) of whom is independent:

Nomination of Directors

In consultation with the Chair of the Board, the Governance and Nomination Committee annually reviews the competencies and skills the members of the Board should possess as well as the skills, areas of expertise, background, independence and qualifications credentials of nominees for election or re-election as members of the Board of Directors. If vacancies occur on the Board, the Governance and Nomination Committee would recommend nominees to the Board, consider their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Corporation, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and Committee meetings. The use of a skills matrix is also an additional tool in recommending nominees to the Board of Directors. The Board’s current skills matrix is set out under heading “Board’s Skills Matrix” of this Circular.

The Governance and Nomination Committee maintains a list of potential director candidates for planned and unforeseen vacancies through an evergreen diversified list which is comprised of a parity between men and women.

Assessment

Following the implementation of a formal procedure for assessing the performance of the Board and its Committee members in November 2014, a detailed questionnaire is distributed annually to each member of the Board in order to enable individual directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. In addition, the results of the questionnaires are compiled by the Vice President, Legal Affairs and Corporate Secretary and sent to the Lead Director as well as the Chair of the Governance and Nomination Committee. As part of the assessment process review, detailed questionnaires are also distributed to each member of the respective Committees. The results of such are compiled by the Corporate Secretary and sent to the Lead Director as well as to the Chair of the Governance and Nomination Committee. Thereafter, the Lead Director contacts every director and conducts open and confidential one-on-one meetings to discuss the results and any issues arising from the performance assessments.

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The Governance and Nomination Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to directors, communication between the Board and Management, the Board size and overall skills. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

Succession Planning

The Committee regularly meets the Management of the Corporation. During these meetings, the members of the Committee have the opportunity to evaluate potential successors to senior Management. In addition, the Committee monitors training and development of programs of Management.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation’s most recently completed financial year, no director or executive officer of Osisko, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness outstanding with any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

LIABILITY INSURANCE

The Corporation subscribes to liability insurance for the benefit of its directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of US$100 million per loss and policy year and the premium paid by the Corporation amounted to US$434,250 on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of US$500,000 to US$1 million applies. The policy contains standard industry exclusions.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Board of Directors and the Audit Committee of the Corporation recommend that Shareholders vote for the appointment of PricewaterhouseCoopers LLP a partnership of Chartered Professional Accountants (“PWC”), as independent auditor of the Corporation for the fiscal year ending December 31, 2018 and to authorize the directors to establish their remuneration. PWC were initially appointed on April 30, 2014.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the independent auditor, the persons named in the enclosed form of proxy intend to VOTE FOR the re-appointment of PWC, Chartered Professional Accountants, as independent auditor of the Corporation and for the directors to fix their remuneration. The persons whose name appears in the attached form of proxy intend to VOTE FOR the re-appointment of PWC, Chartered Professional Accountants, as independent auditor of the Corporation and for the authorization given to directors to fix their remuneration.

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The following table illustrates in detail the components of the fees incurred in 2017 and in 2016:

Year	Audit Fees(1) ($)	Audit Related Fees(2) ($)	Tax Fees(3) ($)	All Other Fees ($)
December 31, 2017	1,017,480	112,047	397,685	-
December 31, 2016	324,675	8,621	103,660	-

NOTES:

(1)

Audit fees were higher in 2017 primarily due to the New York Stock Exchange listing, 2017 being the first year of receiving the auditor’s opinion on the Corporation’s on internal control over financial reporting, the acquisition of the Orion precious metals portfolio of assets for $1.1 billion and the services rendered in relation to the management information circular dated June 29, 2017, the issuance of convertible debentures and the services rendered in relation to the short-form prospectus dated October 27, 2017. In 2016 the fees included services for the bought deal financing and the services rendered in relation to the short-form prospectus dated February 19, 2016. The audit fees also include services rendered in connection with the audit of the Corporation’s annual consolidated financial statements and annual audit fees for a separate audit opinion of a subsidiary of the Corporation.

(2)

Audit related fees for 2017 included primarily due diligence services pertaining to business combinations. Audit related fees for 2016 included accounting consultations fees regarding accounting standards (IFRS).

(3)	Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for proposed transactions, mainly the Orion Transaction.

APPROVAL OF AMENDMENTS TO THE EMPLOYEE SHARE PURCHASE PLAN AND APPROVAL OF ALL UNALLOCATED RIGHTS AND ENTITLEMENTS

On June 30, 2015, the Shareholders ratified the Corporation’s Employee Share Purchase Plan which was adopted by the Board of Directors on May 6, 2015. The Corporation’s Employee Share Purchase Plan does not have a fixed maximum number of Common Shares issuable. The TSX rules provide that all unallocated rights and other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, must be approved every three years. The Employee Share Purchase Plan is more fully described under the heading “Security-Based Compensation Arrangements” above.

Currently, the Employee Share Purchase Plan (“ESPP”) provides for a maximum number of Common Shares which shall not exceed 1% of the issued and outstanding Common Shares of the Corporation at all times. Furthermore, as provided for under Section 3.4 of the ESPP, the Corporation’s contribution for each eligible employee is an amount that is equal to 60% of the eligible employee’s contribution, which may be amended, from time to time, at the discretion of the Corporation. Pursuant to a review of all current and proposed equity based plans, the Board of Directors approved on March 21, 2018 amendments to the ESPP which consist of: (i) reducing the number of Common Shares to be issued under the ESPP from a rolling 1% to a rolling 0.5% of the issued and outstanding Common Shares of the Corporation; (ii) submitting to Shareholders’ approval of any amendment to the level of the Corporation’s contribution as described in Section 3.4 of the ESPP; and (iii) submitting to Shareholders, approval of any amendment to the contribution mechanism relating to the Corporation’s contribution described in Section 3.4 of the ESPP. A copy of the ESPP, including the proposed changes described herein, is available on the Corporation’s website at www.osiskogr.com/en/governance-2/.

The amendments to the ESPP are also subject to approval by the TSX. If approved by Shareholders and the TSX, the ESPP as amended will supersede and replace the current ESPP. Accordingly, at the Meeting, in accordance with the TSX rules, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set forth below, subject to such amendments, variations or additions as may be approved at the Meeting, amending and renewing the approval of the ESPP:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The Corporation be and it is hereby authorized to amend its ESPP, to: (i) reduce the number of Common Shares to be issued under the ESPP to a rolling 0.5% of the issued and outstanding Common Shares of the Corporation; (ii) submit to Shareholders’ approval of any amendment to the level of the Corporation’s contribution as described in Section 3.4 of the ESPP; and (iii) submit to Shareholders approval of any amendment to the contribution mechanism relating to the Corporation’s contribution described in Section 3.4 of the ESPP, and the ESPP as amended is hereby approved, confirmed and ratified;

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2.

All unallocated rights and other entitlements under the ESPP are hereby approved until the next annual meeting of Shareholders to be held in 2021, which is the date that is three years from the date of the Meeting at which Shareholders’ approval is being sought; and

3.

Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do, or cause to be done, all such acts and things, execute and deliver, or cause to be delivered, such other documents, agreements, certificates and statements, as any such director and officer may, in their discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of these resolutions, the authority for the execution of such documents, agreements, certificates and statements and the doing of such other acts or things to be conclusively evidenced thereby.”

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said ordinary resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

APPROVAL OF THE AMENDED STOCK OPTION PLAN

The Corporation believes that stock options are a valuable tool in retaining and compensating officers and selected employees, and recruiting such qualified personnel. Accordingly, the Corporation has had in place the stock option plan (the “Stock Option Plan”) since 2014, which has been last renewed and ratified by the shareholders at the Corporation’s annual and special meeting held on May 4, 2017. Further to a review of all current and proposed equity plans of the Corporation, the Board of Directors approved, as of March 21, 2018, amendments to the Stock Option Plan. The amendments consist of: (i) reducing the number of Common Shares to be issued under the Stock Option Plan from a rolling 8% to a rolling 5% of the issued and outstanding Common Shares; (ii) increasing the aggregate number of Common Shares issuable to insiders of the Corporation at any time, under the Stock Option Plan, or when combined with all other share compensation arrangements, provided that it cannot exceed 10% of the issued and outstanding Common Shares; and (iii) removing any reference to financial assistance by the Corporation to a participant but provided that stock options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price. Alternatively, a participant may elect to proceed with “cashless” exercise of stock options, instead of paying the exercise price. In such case, the participant who chooses a “cashless” exercise will receive the number of shares equal to: (i) the difference between (Y) the difference between the cashless exercise sale price and the exercise price of the stock option, multiplied by the number of Common Shares in respect of which the stock option would otherwise be exercised upon payment of the aggregate exercise price and (Z) all applicable fees payable in connection with the cashless exercise; divided by (ii) the cashless exercise sale price. If a holder chooses a “cashless” exercise, such participant may also elect to receive the amount determined under (i) above in cash instead of receiving the number of Common Share determined under (ii) above. For the purpose hereof, “cashless exercise sale price” means the sale price received by the Corporation upon the sale of Common Shares to cover the exercise price of stock options that are being exercised pursuant to the foregoing. A copy of the Stock Option Plan, including the proposed changes described herein, is available on the Corporation’s website at www.osiskogr.com/en/governance-2/.

The amendments to the Stock Option Plan are also subject to approval by the TSX. If approved by Shareholders and the TSX, the Stock Option Plan as amended by the Stock Option Plan amendments will supersede and replace the Stock Option Plan and stock options previously granted under the Stock Option Plan will be deemed to have been granted under the amended Stock Option Plan.

In the event Shareholders do not approve such resolution at the Meeting, the Stock Option Plan will remain in effect, without the Stock Option Plan amendments, and all outstanding stock options will remain subject thereto.

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At the Meeting, in accordance with the TSX rules, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set forth below, subject to such amendments, variations or additions as may be approved at the Meeting, amending the approval of the Stock Option Plan:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The Corporation be and it is hereby authorized to amend its Stock Option Plan to: (i) reduce the number of Common Shares to be issued under the Stock Option Plan to a rolling 5% of the issued and outstanding Common Shares; (ii) increase the aggregate number of Common Shares issuable to insiders of the Corporation at any time, under the Stock Option Plan, or when combined with all other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares; and (iii) stock options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price. Alternatively, a participant may elect to proceed with “cashless” exercise of stock options, instead of paying the exercise price. In such case, the participant who chooses a “cashless” exercise will receive the number of shares equal to: (i) the difference between (Y) the difference between the cashless exercise sale price and the exercise price of the stock option, multiplied by the number of Common Shares in respect of which the stock option would otherwise be exercised upon payment of the aggregate exercise price and (Z) all applicable fees payable in connection with the cashless exercise; divided by (ii) the cashless exercise sale price. If a holder chooses a “cashless” exercise, such participant may also elect to receive the amount determined under (i) above in cash instead of receiving the number of Common Share determined under (ii) above. For the purpose hereof, “cashless exercise sale price” means the sale price received by the Corporation upon the sale of Common Shares to cover the exercise price of stock options that are being exercised pursuant to this section, and the Stock Option Plan as amended is hereby approved, confirmed and ratified; and

2.

Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do, or cause to be done, all such acts and things, execute and deliver, or cause to be delivered, such other documents, agreements, certificates and statements, as any such director and officer may, in their discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of these resolutions, the authority for the execution of such documents, agreements, certificates and statements and the doing of such other acts or things to be conclusively evidenced thereby.”

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

APPROVAL OF THE AMENDED RESTRICTED SHARE UNIT PLAN

On February 16, 2018, the Board of Directors has approved amendments to the Corporation’s RSU Plan, which now provide for the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash (the “Amended RSU Plan”).

As of the date of this Circular, no Common Shares have been issued under the Amended RSU Plan. The Board does not intend to issue any Common Shares under such plan until such time as the necessary regulatory and stock exchange approvals have been obtained. A copy of the Amended RSU Plan, as described herein, is available on the Corporation’s website at www.osiskogr.com/en/governance-2/.

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Summary of the Amended RSU Plan

Who is eligible to participate?

Participants in the Amended RSU Plan are employees of the Corporation, or of a subsidiary who has been granted RSUs under the Amended RSU Plan which have not all been cancelled or redeemed (the “Participants”). For greater certainty, non-executive members of the Board of Directors shall not participate in the Amended RSU Plan.

What is the term and vesting schedule of RSUs or of the securities issuable under the Amended RSU Plan?

Unless otherwise indicated by the Human Resources Committee upon grant and subject to the provision on death, termination not for cause, retirement or Long-Term Disability of the Amended RSU Plan, each RSU shall vest on the third (3rd) anniversary of the grant date. Furthermore, in the case of RSUs subject to performance vesting conditions, such RSUs shall also be multiplied by the performance percentage determined by the Board of Directors of the Corporation upon vesting provided however that should such performance percentage exceeds 100%, then the Corporation shall be entitled to settle such exceeding amount in cash. However, the Human Resources Committee may, in its entire discretion, accelerate the terms of vesting of any RSUs in circumstances deemed appropriate by the Human Resources Committee.

Upon a change of control, all outstanding RSUs vest, irrespective of any performance vesting conditions.

Following the vesting date, the holder of RSUs shall receive from the Corporation, as applicable (i) a certificate registered in the name of the holder representing in the aggregate such number of Common Shares as the holder shall then be entitled to receive and/or (ii) a payment in the form of a cheque, or other payment method as determined by the Human Resources Committee, of any cash portion then payable to the holder, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder’s RSUs. Once settled, the holder shall have no further entitlement in connection with such vested RSUs under the Amended RSU Plan.

How many securities are authorized to be issued under the Amended RSU Plan and what percentage of the Corporation’s shares outstanding do they represent?

The total number of Common Shares reserved and available for grant and issuance pursuant this Amended RSU Plan shall not exceed a number of Common Shares equal to 2% of the total issued and outstanding Common Shares of the Corporation at the time of granting of RSUs (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant this Amended RSU Plan or any other proposed or established share compensation arrangement of the Corporation.

The TSX requires that the Amended RSU Plan be submitted to Shareholders for ratification from time to time in accordance with the rules of the TSX.

What is the maximum percentage of securities available under the Amended RSU Plan to the Corporation’s insiders?

In order that the Amended RSU Plan is compliant with stock exchange rules, the aggregate number of Commons Shares issued to insiders of the Corporation within any one-year period, and issuable to insiders of the Corporation at any time, under the Amended RSU Plan or when combined with all other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

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What is the maximum number of securities any one person is entitled to receive under the Amended RSU Plan and what percentage of the Corporation’s outstanding capital does this represent?

The total number of Common Shares reserved and available for grant and issuance pursuant the Amended RSU Plan shall not exceed a number of Common Shares equal to 2% of the total issued and outstanding Common Shares of the Corporation at the time of granting of RSUs (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.

How is the issue price determined under the Amended RSU Plan?

Periodically, the Committee will determine, at its sole discretion, the size of grants in respect of any participant, together with the applicable vesting conditions, including performance vesting conditions.

Under what circumstances is an individual no longer entitled to participate?

Unless otherwise determined by the Board, the following provisions shall apply in the event that a Participant ceases to be employed by the Corporation or by a subsidiary:

a)

Termination for cause and voluntary resignation – If a Participant ceases to be an employee as a result of termination for cause, or as a result of a voluntary termination, effective as of the date notice is given to the Participant of such termination, as of the date on which the Corporation or the Subsidiary receives communication of a voluntary resignation, all outstanding RSUs shall be terminated.

b)

Death, termination not for cause, retirement or Long-Term Disability – If a Participant ceases to be an employee of the Corporation or a Subsidiary as a result of death, termination not for cause, retirement or Long-Term Disability, the vesting of RSUs shall be subject to the following:

i.	For each outstanding RSUs granted — Fixed Component:

A.

in the event the Participant is not entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of death, termination not for cause, retirement or Long-Term Disability, over the number of days of the original vesting schedule set forth in relation to such grant; or

B.

in the event the Participant is entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days within the benefits extension period and those actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or Long- Term Disability, over the number of days of the original vesting schedule set forth in relation to such grant; and

ii.

For each outstanding RSUs granted — Performance Vesting: the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or Long Term Disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board of Directors of the Corporation.

For greater clarity, a voluntary resignation will be considered as retirement if the Participant has reached normal retirement age under the Corporation’s benefit plans or policies, unless the Human Resources Committee decides otherwise at its sole discretion.

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Can rights held pursuant to the Amended RSU Plan be assigned or transferred?

The rights and interests of a Participant in respect of the Amended RSU Plan are not transferable or assignable other than by will or the laws of succession to the legal representative of the Participant.

How is the Amended RSU Plan amended? Is Shareholder approval required?

a)

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the Plan:

(i)

any amendment to the number of shares issuable under the Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii)	any change to the definition of “Participant” which would have the potential of broadening or increasing insider participation; and

(iii)	any amendment that may modify or delete any of the amendment provision requiring Shareholders’ approval.

b)

The Board may, without Shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the Amended RSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders’ approval, including, without limitation:

(i)

amend, suspend or terminate the Plan in whole or in part or amend the terms of RSUs credited in accordance with the Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a Participant with respect to RSUs credited to such Participant, the written consent of such Participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any Participant to an amendment, suspension or termination which materially or adversely affects the rights of such Participant with respect to any credited RSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the Committee terminates the Plan, RSUs previously credited to Participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

Does the Corporation provide any financial assistance to participants to purchase shares under the Amended RSU Plan?

None applicable.

Are there any adjustment provisions under the Amended RSU Plan?

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to Shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each Participant, provided that no fractional RSUs shall be issued to Participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

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Whenever dividends are paid on Common Shares, additional RSUs will be automatically granted to each participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant's RSUs had been Common Shares by the market value on the date on which the dividends were paid on the Common Shares. RSUs granted to a participant under the section on credits for dividends shall be subject to the same vesting as the RSUs to which they relate.

Ordinary Resolution — Adoption of the Amended RSU Plan

At the Meeting, Shareholders will be asked to consider an ordinary resolution, as set forth below, to approve the adoption of the Amended RSU Plan described above.

The TSX requires that the resolution adopting the Amended RSU Plan be approved by a majority of the votes cast, by proxy or in person. In addition to Shareholders’ approval, the Amended RSU Plan is subject to regulatory approval. Upon ratification by Shareholders, a copy of the Amended RSU Plan will be filed on SEDAR.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Amended RSU Plan of the Corporation is hereby approved, confirmed and ratified;

2.	All unallocated RSUs under the Amended RSU Plan be and are hereby approved; and

3.

Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do, or cause to be done, all such acts and things, execute and deliver, or cause to be delivered, such other documents, agreements, certificates and statements, as any such director and officer may, in their discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of these resolutions, the authority for the execution of such documents, agreements, certificates and statements and the doing of such other acts or things to be conclusively evidenced thereby.”

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors believes that the compensation program must be competitive within the industry, provide a strong incentive to its Named Executives to achieve the Corporation’s goals and ensure that interests of Management and the Corporation’s Shareholders are aligned. A detailed discussion of the Corporation’s executive compensation is more fully described under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis” in this Circular. Under such section, you will find discussions on the Corporation’s executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of the Corporation.

Advisory Resolution on Executive Compensation Approach

“BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT:

1.

On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, the Shareholders accept the approach to executive compensation disclosed in the Corporation’s Circular dated March 21, 2018 delivered in advance of the Meeting;

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2.

As this in an advisory vote, the Board of Directors of the Corporation and the Committee will not be bound by the results of the vote. However, the Board of Directors of the Corporation will take the results into account, together with feedback received from Shareholders, when considering its approach to executive compensation in the future; and

3.	Results of the vote will be disclosed in the report of voting results.”

The Board of Directors of the Corporation recommends that Shareholders indicate their support for the Corporation’s approach to executive compensation disclosed in the Circular by VOTING FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the attached form of proxy intend to VOTE FOR the Advisory Resolution on Executive Compensation Approach.

SHAREHOLDER PROPOSALS FOR THE 2018 ANNUAL MEETING

The final date for submitting Shareholder proposals to the Corporation for the next annual meeting of the Shareholders is December 31, 2018.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Corporation’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2017 a copy of which may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

CONTACTING OSISKO’S BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board by:

1. Writing to:	Chair of the Board
Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec, H3B 2S2

2. Calling:	514-940-0670

3. Emailing:	Chair-Board@osiskogr.com

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

Montréal, Québec, March 21, 2018.

OSISKO GOLD ROYALTIES LTD

Per:
André Le Bel
Vice President, Legal Affairs and Corporate Secretary

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OSISKO GOLD ROYALTIES LTD

SCHEDULE “A”

BOARD OF DIRECTORS CHARTER

I.	OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the “Board”) of Osisko Gold Royalties Ltd (the “Corporation”) is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior Management responsible for the day-to-day operations of the Corporation. It sets the Corporation’s policies, assesses their implementation by Management and reviews the results.

The prime stewardship responsibility of the Board is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board’s main expectations of the Corporation’s Management are to protect the Corporation’s interests and ensure the long-term growth of shareholder value.

II.	MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 15 members. The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance Practices.

The quorum at any meeting of the Board is a majority of directors in office.

III.	STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the By-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a)

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (“CEO”) and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b)	ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c)

ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

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(d)

reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e)

adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation’s performance with reference to the adopted budget and strategic plan;

(f)	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g)

appointing the CEO and the President, setting forth the position description, as well as planning for the succession of the CEO and the President with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h)

evaluating the performance and reviewing the compensation of the CEO and the President with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i)

appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j)	overseeing, through the Audit Committee, the quality and integrity of the Corporation’s accounting and financial reporting systems, and disclosure controls and procedures;

(k)	ensuring, through the Audit Committee, the integrity of the Corporation’s internal controls and management information systems;

(l)

overseeing, through the Audit Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m)	advising management on critical and sensitive issues;

(n)

ensuring that the Board’s expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o)

conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board’s and committees’ performance (including director’s individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p)

ensuring with the Human Resources Committee, the adequacy and form of the compensation of non- executive directors taking into account the responsibilities and risks involved in being an effective director;

(q)

determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision- making;

(r)

determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

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(s)	setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board and the Chair of the committees of the Board;

(t)

determining annually, with the Audit Committee, if each member of the Audit Committee is “financially literate” as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u)	selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v)	selecting the Chair of the Board;

(w)	selecting the Lead Director of the Board and ensure the director appointed as Lead Director is and remains independent;

(x)

ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y)

approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(z)	approving major investments in metals streaming transactions, royalties and shares of publicly traded companies;

(aa)	reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(bb)	discussing and developing the Corporation’s approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(cc)

reviewing and approving, with the involvement of the Disclosure Committee, the content of the principal communications by the Corporation to its shareholders and the public, such as quarterly and annual financial statements and management’s discussion and analysis, annual information form, information circulars, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management’s discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit Committee instead of the Board;

(dd)	ensuring ethical behavior and compliance with laws;

(ee)	monitoring, directly or through one of its committees, compliance with all codes of ethics; and

(ff)	consider the means by which stakeholders can communicate with the members of the Board (including independent directors).

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V.	CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

This Charter was approved and ratified by the Board of Directors on June 30, 2014 with effect as of April 30, 2014 and was last amended November 9, 2016.

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